As filed with the Securities and Exchange Commission on April 30, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

Ionic Digital Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	6199 (Primary Standard Industrial Classification Code Number)	99-0565447 (I.R.S. Employer Identification No.)
2332 Galiano Street, 2nd Floor
Coral Gables, Florida 33134
(Address of Principal Executive Offices)
(754) 273-6593
(Registrant’s telephone number, including area code)

Copies to:
Matt Prusak Chief Executive Officer Ionic Digital Inc. 2332 Galiano Street, 2nd Floor Coral Gables, Florida 33134 (754) 273-6593	David Lopez Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 (212) 225-2000
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Class A common stock, $0.00001 par value per share	Nasdaq Global Select Market
Securities to be registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

EXPLANATORY NOTE
Ionic Digital Inc. is filing this registration statement on Form 10 (this “Registration Statement”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), because we are seeking to list our Class A common stock, par value $0.00001 per share (the “Class A common stock”), on the Nasdaq Global Select Market (“Nasdaq”). The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”). This Registration Statement shall not constitute an offer to sell, nor a solicitation of an offer to buy, its securities.
Once the registration of our Class A common stock becomes effective, we will be subject to the requirements of Section 13(a) of the Exchange Act, including the rules and regulations promulgated thereunder, which will require us to file, among other things, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statements with the U.S. Securities and Exchange Commission (the “SEC”), and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12 of the Exchange Act.
Our periodic and current reports will be available on our website, https://ionicdigital.com, free of charge, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC.
As used herein, “Ionic Digital,” “we,” “our,” “us” and the “Company” refer to Ionic Digital Inc. and its consolidated subsidiaries, and “Ionic Digital Inc.” or the “Parent” refer only to Ionic Digital Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements made under the headings “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Registration Statement contain forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. These forward looking statements are based on the historical financial information and our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Forward-looking statements made in this Registration Statement speak only as of its date, and we undertake no obligation to update them in light of new information or future events, except as required by law.
Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “intends,” “plans” or “anticipates,” or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements. Some of the risks, uncertainties and other important factors that could cause results to differ from those currently expected, or that otherwise could impact us, include, but are not limited to:

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our key management agreement and counterparty obligations thereunder;

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our mining facilities which may fail to keep pace with rapidly changing technology and evolving industry standards;

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our third-party contract manufacturers, component suppliers and energy providers, some of which are sole source and limited source suppliers;

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the price volatility of bitcoin, the digital currency native to the Bitcoin network;

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our actual financial results, which may vary significantly from the historical financial statements of Celsius Mining LLC (“Celsius Mining”);

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our financial and business performance, including financial projections and business metrics;

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the ability to initially list and maintain a listing of our Class A common stock on Nasdaq, and the potential liquidity and trading of such securities;

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the dependence of our revenues on general economic conditions and the willingness of enterprises to invest in technology;

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our ability to establish and maintain proper and effective internal control over financial reporting;

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our commercial partnerships and business relationships;

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the effects of competition and regulation on our business;

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breaches of the security of our information systems, products or services or of the information systems of our third-party providers;

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business interruptions, whether due to catastrophic disasters or other events;

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potential litigation and other claims, including for infringement, which could cause us to incur significant expenses or prevent us from selling our products or services;

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environmental, health and safety, laws, regulations, costs and other liabilities; and

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other factors detailed under the section “Risk Factors” in Item 1A herein.

The factors identified above should not be construed as an exhaustive list of factors that could affect our future results, and should be read in conjunction with the other cautionary statements that are included in this Registration Statement. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. If any of these trends, risks or uncertainties actually occurs or continues, our business, revenue and financial results could be harmed and the trading prices of our Class A common stock could decline. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary note.

SUMMARY OF RISK FACTORS
Risks Related to the Company

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The historical financial information of Celsius Mining may not be indicative of our future financial performance.

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We have limited operating and financial history as a new company, and our results of operations may differ significantly from the unaudited pro forma financial data of Celsius Mining included in this Registration Statement.

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We are a recently formed company, which makes it difficult to forecast our future results of operations.

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We are exposed to risk of nonperformance by Hut 8 (as defined below), our counterparty under the Mining MSA (as defined below).

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Some of our executive officers and directors may have actual or potential conflicts of interest because of their ownership interests in, employment by, or business relationships with Hut 8 Corp.

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Failure of critical systems of the facilities operated by us or third parties could have a material adverse effect on our business, financial condition, and results of operations.

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We have a significant concentration of our operations in Texas and, thus, are particularly exposed to changes in the competitive landscape, regulatory environment, market conditions and natural disasters in that state.

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Our financial performance may be affected by price fluctuations in the power market, as well as other market factors that are beyond our control.

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The further development and acceptance of cryptocurrencies including bitcoin, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of cryptocurrencies may adversely affect an investment in us.

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If the bitcoin reward for solving blocks and transaction fees is not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which would likely result in our failure to achieve profitability.

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Transaction fees may decrease demand for bitcoin which could adversely affect our value.

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The bitcoin reward for successfully solving a block is expected to halve several times in the future and bitcoin market value may not adjust to compensate us for the reduction in the rewards we receive from our mining effort.

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Because the number of bitcoin awarded for solving a block on the Bitcoin network blockchain continually decreases, miners must invest in increasing processing power and must increase their consumption of electricity to maintain their production of bitcoin, which might make bitcoin mining uneconomical for us.

Risks Related to Regulatory Framework

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Bitcoin’s and other digital assets’ status as a “security,” a “commodity” or a “financial instrument” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which could have a material adverse effect on our business, prospects, operations or financial condition.

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The nature of our business requires the application of complex financial accounting rules. Because there has been limited guidance provided and precedent set for financial accounting of bitcoin and other cryptocurrency assets, the determination that we have made for how to account for cryptocurrency assets transactions may be subject to change.

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Our business may be subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements. We are required to obtain, and to comply with, government permits and approvals.
Risks Related to Bitcoin Mining

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Our future success depends upon the value of bitcoin. The value of bitcoin may be subject to pricing risk and has historically been subject to high volatility.

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Digital assets, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.

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Flaws in the source code of bitcoin or the underlying cryptography could leave the Bitcoin network vulnerable to a multitude of attack vectors.

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Demand for bitcoin is driven, in part, by it being generally recognized as the most prominent and secure digital asset. Digital assets other than bitcoin could have features that make them more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for bitcoin, which could have a negative effect on the price of bitcoin and adversely affect an investment in us.

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The loss or destruction of private keys required to access any bitcoin held in custody for our own account may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any bitcoin, it could cause regulatory scrutiny, reputational harm, and other losses.

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Banks and financial institutions vary in the services they provide to businesses that engage in blockchain technology or that accept cryptocurrencies as payment.

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Competition from central bank digital currencies (“CBDCs”) could adversely affect the value of bitcoin.

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Bitcoin may have concentrated ownership and large sales or distributions by holders of bitcoin could have an adverse effect on the market price of bitcoin.

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Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in bitcoin.

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The development and market acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.

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We may be subject to additional various risks associated with holding digital assets held by custodians in custody for us.

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Digital assets held by Ionic Digital are not subject to Federal Deposit Insurance Corporation (“FDIC”) or Securities Investor Protection Corporation (“SIPC”) protections.

Risks Related to Ownership of the Class A Common Stock

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We currently do not intend to pay dividends on our Class A common stock.

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Prior to the effectiveness of this Registration Statement and the listing of our Class A common stock on Nasdaq, all of our Class A common stock was subject to the transfer restrictions contained in our Certificate of Incorporation, which restrictions terminate upon such effectiveness and listing or waiver. However, an active trading market for our Class A common stock may not develop.

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The price of our Class A common stock may be volatile and fluctuate substantially.

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Certain holders of our Class A common stock may be restricted in their ability to transfer or sell their securities.

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We may issue additional shares of the Class A common stock or other equity securities without stockholder approval, including issuances in connection with our outstanding warrants and incentive plan, which would dilute the ownership interests of existing stockholders and may depress the market price of the Class A common stock.

ITEM 1.   BUSINESS
Overview
Ionic Digital intends to be a leading bitcoin mining company, as part of the digital asset ecosystem.
As of the Plan Effective Date (as defined below), we acquired the bitcoin mining business of Celsius Mining. The bitcoin mining business of Celsius Mining was comprised of approximately 127,000 bitcoin mining hardware units (“miners”) and infrastructure for 87 megawatts (“MW”) of power for bitcoin self-mining, along with hosting arrangements at third-party operators providing approximately 142 MW of power for hosted bitcoin mining run by external vendors. These bitcoin mining activities continued throughout the Celsius (as defined below) bankruptcy proceeding described in “— History” below and, at the Plan Effective Date, were transferred to Ionic Digital’s control without any interruption in operations. Ionic Digital now operates these third-party hosted and self-mining sites through new contracts entered at or after the Plan Effective Date with external vendors and operates under a business model that is substantially similar to Ionic Digital’s understanding of Celsius Mining’s pre-effective date business model. Pursuant to the Mining MSA (as defined below), a wholly-owned subsidiary of Hut 8 Corp., U.S. Data Management Group, LLC (“Hut 8”), supports certain aspects of the operations of our bitcoin mining sites under our direction and supervision.
The total bitcoin mining fleet that we acquired from Celsius Mining has a hashrate (as defined below) of approximately 12.7 exahash per second (“EH/s”), of which approximately 6.6 EH/s was operational on the Plan Effective Date and remained operational when Ionic Digital began operations on February 1, 2024. We also acquired from Celsius Mining a new bitcoin mining development site in Ward County, Texas (“Cedarvale”), which we expect to complete in the fourth quarter of 2024. Cedarvale began operations in April 2024 with approximately 5.4 MW of bitcoin mining capacity, has regulatory approval for up to 215 MW of bitcoin mining capacity and is designed to increase to a maximum of 240 MW, subject to additional regulatory approvals. We currently expect the sole purpose of the Cedarvale site will be bitcoin mining. Completion of the Cedarvale project is anticipated to nearly double our current mining capacity.
We anticipate using liquidity from our bitcoin mining activities in excess of working capital needs to invest in new mining facilities, to improve rig efficiency or to pursue other strategic opportunities.
History
The Company was founded to effectuate the successful restructuring of certain assets of Celsius Mining, pursuant to the bankruptcy plan of reorganization (as subsequently amended from time to time, the “Plan”) of Celsius Network, LLC and its affiliates (together with its debtor and non-debtor affiliates, “Celsius”) which was approved by a vote of a majority of Celsius creditors and subsequently confirmed by the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on November 9, 2023. On January 31, 2024 (the “Plan Effective Date”), the Company acquired the bitcoin mining assets of Celsius Mining, an affiliate of Celsius, pursuant to the Plan.
According to the Disclosure Statement for the Joint Chapter 11 Plan of Reorganization of Celsius Network LLC and Its Debtor Affiliates (Docket No. 2902), Celsius began operating in February 2018. Soon after its inception, Celsius grew to be one of the largest digital asset-based finance platforms in the world, serving institutional, corporate, and retail clients across more than 100 countries. At its peak, Celsius held over 600,000 customer accounts and assets with a value of $23.4 billion. However, in 2020 and 2021, during a period of rapid growth Celsius suffered a series of losses that impacted its ability to match its assets and liabilities and at the same time faced turbulent traditional and cryptocurrency market conditions, including volatility introduced by the COVID-19 pandemic and, in 2022, the Ukrainian War. The first half of 2022 brought a widespread selloff in traditional markets that was mirrored in the cryptocurrency industry, causing Celsius to process significant customer withdrawals. The combination of the decline in cryptocurrency prices, uptick of user withdrawals from the Celsius platform, and the need to post additional collateral for certain loans left Celsius struggling to deal with two competing demands on its liquid assets: Celsius could either process user withdrawals or it could transfer additional collateral to its already existing loans and avoid liquidation of its collateral and subsequent additional losses. In June 2022, all Celsius account withdrawals and transfers were paused due to extreme market conditions, and on July 13, 2022, Celsius filed for Chapter 11 bankruptcy.

As part of its Chapter 11 process, Celsius ran an extensive marketing and sale process to identify parties to purchase and/or manage its assets. The marketing process resulted in a competitive auction that lasted for over a month and plan support agreements with two bidders for two different transaction paths, both centered around a publicly traded reorganized bitcoin mining business. Ultimately, Celsius, in consultation with the Official Committee of Unsecured Creditors appointed in the Celsius bankruptcy cases, selected the transaction path under which the Company would acquire the assets of Celsius Mining described below and certain of the day-to-day operations of the Company’s bitcoin mining business initially would be outsourced to Hut 8 under our direction and supervision. The Plan and other related documents filed with the Bankruptcy Court are available at https://cases.stretto.com/Celsius. The information contained on or that can be accessed through Stretto’s website does not constitute part of this Registration Statement.
The Company is not a successor to Celsius Mining for corporate law purposes, and it did not assume any pre-Plan Effective Date liabilities of Celsius Mining. Instead, under the terms of the Plan, the Company entered into a Master Conveyance Agreement (the “MCA”), filed as an exhibit to this Registration Statement, with Celsius Mining effective as of the Plan Effective Date. The MCA documents the assignment from Celsius Mining to the Company of: (a) Celsius Mining’s bitcoin mining assets (and the books and records related thereto); (b) $195 million in cash; (c) $29 million in prepaid capital investments related to Cedarvale; (d) $2 million in credits with manufacturers of miners, available until their expiration to purchase additional new or used miners from those vendors; and (e) 540 bitcoin (valued on the Plan Effective Date at $23 million). The bitcoin mining assets conveyed to the Company under the MCA includes the miners and real property described as “Ionic (owned) and Ionic (leased)” in the tables below in the section “— Ionic Digital’s Bitcoin Mining Operations — Bitcoin Mining.” No cash consideration was paid from Ionic Digital to Celsius Mining for any of the assets described above. However, Ionic Digital issued 37 million shares of our Class A common stock to the former creditors of Celsius UK, Celsius US Holding, Celsius Network and Celsius Mining, along with numerous other subsidiaries of these entities, (collectively the “Debtors”).
Overview of Bitcoin and the Bitcoin Mining Industry
Bitcoin is a cryptocurrency asset that is designed to work as a secure and decentralized medium of exchange. Using a blockchain database secured by a proof of work mechanism, value can be sent from one account to another in a matter of minutes, or even seconds, without requiring the involvement of a financial intermediary. Computers that run a bitcoin “full node” verify and store the historical bitcoin blockchain state. A blockchain is a form of database, and blockchain-based projects vary greatly in their levels of centralization and applications.
In the bitcoin protocol, each account is identified by a “public key,” the address to and from which funds are sent. A “private key” is needed to access the account, which can be thought of as the key to a safety deposit box. Anyone who possesses the private key for a bitcoin address has full access to the contents within it.
The Bitcoin network infrastructure is collectively maintained by a public user base that runs nodes. Running a node is accessible to anyone who has a steady broadband internet connection as well as the proper computing and storage power. The relatively low barrier to entry of running nodes allows for the network to be verified by a dispersed or “decentralized” network.
Bitcoin mining uses a method called “Proof of Work” to validate the transactions included in the settlement layer. Proof of Work is the method of validating the previous transaction block, which requires computers to run computation-intensive algorithms that attempt to solve a complicated algorithm before verifying the previous transaction block. Recognizing that over time the computing power devoted to mining can increase or decrease, every 2,016 blocks (a cadence of roughly every two weeks assuming a block is produced every 10 minutes) the Bitcoin network re-calibrates the difficulty of the puzzle in order to keep an approximately 10-minute interval between two blocks. This interval between blocks is known as the “block time.”
Bitcoin miners use a Secure Hash Algorithm (“SHA”)-256 based algorithm to perform hash calculations to verify transactions for inclusion on the blockchain and receive bitcoin in exchange. They “mine” bitcoin by using application-specific integrated circuits (“ASICs”) that are generally optimized to compute just a single function or set of related functions. An ASIC miner is a device that uses ASICs for the sole purpose of mining bitcoin and with some equipment, other cryptocurrency. The process begins with an operator running a mining client on their computer, which turns their computer into a “node” on the Bitcoin network and validates the blocks. In return for contributing computing power to the system, miners receive bitcoin as a reward. Bitcoin miner capability is measured in terms of the processing power that the miners contribute to the overall network. This is often referred to as “hash” power, a term for the number of “hashing” algorithms worked on per second. Each newly created and verified block refers and “connects” with the immediately prior solved block, like a new link being added to a chain, which creates the blockchain. It is the software’s role to validate the various transactions occurring on the blockchain, and if the mining client is successful in adding a block to the blockchain, the operator is rewarded with a fixed bitcoin award (a “block reward”) as well as a variable bitcoin transaction fee. This process is the method by which new bitcoin is awarded to the miner and can enter circulation to the public.

HOW BITCOIN MINING WORKS

Carol wants to use Bitcoin to buy something from Paul
Carol opens her bitcoin wallet and sends a transaction to the Bitcoin network requesting that an amount of bitcoin be transferred to Paul's address
A network of nodes checks that Carol's transaction is legitimate (and not spending coins that aren't in her wallet) by running an algorithm that keeps track of the overall network and validates transactions
This transaction is compiled into a "block" by a miner along with other transactions. Compiling a valid block requires an immense amount of computational work - a process called mining
The full block is broadcast to the Bitcoin network and validated by the network of nodes.
After the block is accepted by the network, the transaction becomes irreversible. Carol can never take the Bitcoins back from Paul
The miner that submitted the valid block to the network is rewarded in newly-minted Bitcoins (a "block reward") plus the transaction fees for the transactions included in the block
Paul receives the bitcoin from Carol

The market price of bitcoin has been subject to substantial volatility, with prices ranging from a high of approximately $73,000 to a low of approximately $15,000 between January 1, 2021, and March 31, 2024 according to Coinbase. The market price of bitcoin is influenced by a number of complex factors, all of which are outside of our control, including market supply and demand, changes in technology or regulation, speculation, availability and cost of credit, fraudulent actors, speculation, and incomplete or inaccurate information being reported in the media. Bitcoin mining companies depend heavily on the price of bitcoin to fund their operations therefore bitcoin’s market price volatility can pose a significant challenge to the profitability and plans for future growth for such companies.
Similarly, volatility in the cost of energy — the most significant operational expense for bitcoin mining companies — can have a significant impact on their financial performance. A bitcoin mining company will be profitable only if the costs of mining a bitcoin, including amortization of computer hardware and the electricity costs associated with mining a bitcoin, are less than the market value of the bitcoin generated by the mining operations. Macroeconomic, geopolitical, regulatory and weather events can increase electricity costs and thereby adversely affect the success of a bitcoin mining operation.
As more computing power is added to the Bitcoin network, the network automatically adjusts to account for this increase in “network hashrate” — the combined computing power of all participants on the Bitcoin network — by increasing its level “difficulty” (defined below). This ensures that the time taken to solve a new block and distribute the rewards remains consistent, despite fluctuations in the network’s computing power. As a result of these adjustments, the probability of a bitcoin mining operator adding a new block to the Bitcoin blockchain per unit of “hash power” — their total computing capability — has decreased over time. This dynamic introduces volatility and some downward pressure over the long term on the anticipated success rate of validating blocks and earning block rewards of block rewards for bitcoin mining operators, as the effort required to mine a block increases with the network’s overall computing power. This has led bitcoin mining operators to combine their resources into “mining pools” to smooth out the underlying stream of bitcoin rewards. Bitcoin mining operators use pooling services and contribute their hashrate (defined below) to mining pools, subject to the terms of service of the relevant pool. Participation in such pools is generally terminable at any time by either party at will without prior notice and therefore a participant’s risk to a particular mining pool is limited. In exchange for a miner’s contributions of processing power into a mining pool, the miner receives a percentage of the bitcoin mined by the collective, consistent with the miner’s proportional contribution of hash power to the pool.
A mining pool operator coordinates the computing power for all the participants. The pool uses software to coordinate the pool members’ computing power, records how much computing power each participant contributed, and assigns a proportional percentage of the block rewards to each participating member of the pool. The mining pool operator typically takes a fee of the overall pool’s revenue in return for its services.
Blockchain and the Cryptocurrency Industry
The Bitcoin network was launched in 2009. Bitcoin is a digital asset with a market capitalization in excess of $825 billion (based on the U.S. dollar price of bitcoin) as of December 31, 2023. Bitcoin can be traded and converted into major fiat currencies in most major economies around the world.
Mathematically Controlled Supply
The Bitcoin network has a predetermined creation schedule of blocks being released. When first launched, the reward for miners was set at 50 bitcoin per block, and this was cut in half to 25 in 2012 at block 210,000. Moving forward, the number of bitcoin awarded for solving a new block will be automatically halved every 210,000 blocks, which, at current rates, equates to approximately four years. After 2012, the reward was cut in half again to 12.5 in 2016, to 6.25 in 2020 and to 3.125 on April 19, 2024. This deliberately controlled rate of bitcoin creation means that the number of bitcoin in existence has a hard cap of 21 million, incorporating an inflation schedule that decreases over time from the launch. As of December 31, 2023, approximately 93% of all the bitcoin to ever be created has already been mined.
Hashrate and Difficulty
“Difficulty” is a relative measure of how complex the process is to solve the hash calculation and receive the bitcoin reward. Difficulty is controlled by the Bitcoin network and is adjusted every 2,016 blocks (or roughly two weeks) depending on how much hashing power is deployed by all miners worldwide. The difficulty is designed to maintain certain mining results so that, on average, 10 minutes is required to solve a hash calculation and create a block, which currently would result in a reward of 3.125 bitcoin. If the hash calculation difficulty is too great and miners are struggling to solve the problem within 10 minutes, then the network will reduce the difficulty of mining bitcoin (and vice versa if it is too easy).
Hash computations are measured in “hashrate” or “hashes per second.” A “hash” is a single computation run by a miner to attempt to create a new block in the bitcoin blockchain. A “hashrate” is the processing speed of a mining computer. A higher total hashrate of a specific miner, or the combined hashrate of an individual company’s miners, results in a mathematically higher probability of success in solving the block and receiving a bitcoin reward.
Ionic Digital’s Bitcoin Mining Operations
Bitcoin Mining
We generate our revenue through bitcoin mining. As of March 31, 2024, we owned approximately 229 MW of mining capacity, comprised of approximately 127,000 miners manufactured by Bitmain and

MicroBT, all of which we acquired from Celsius Mining as of the Plan Effective Date. Our miners do not currently serve as collateral in any financing arrangements. Approximately 77% of the fleet is less than two years old and approximately 52% of the fleet has an energy efficiency above 30 J/TH (Joules per Terahash). As of March 31, 2024, we owned approximately 12.7 EH/s of bitcoin mining capacity, which is the same amount of EH/s capacity as Celsius Mining owned as of December 31, 2023. We do not currently have the rack space required to deploy all of the machines that we own, and as of March 31, 2024, approximately 6.6 EH/s was operational; however, the development of the Cedarvale site to increase mining capacity is underway and is expected to be completed in the fourth quarter of 2024.
The following table provides additional information on the miners we own even if they are not currently operating due to lack of rack space or ordinary course maintenance by rig type and their respective efficiencies:
Rig Type	Total Rigs	Energy Efficiency (J/Th)
Antminer S19J Pro	87,229	30
Antminer S19	18,680	34
Antminer S19 Pro	4,601	30
Antminer S19 XP	4,024	21
MicroBTM30S	4,967	38
MicroBTM30S+	4,098	34
MicroBTM30S++	2,099	31
MicroBTM31S+	1,485	39
Total	127,183	31
The following table provides additional information on our bitcoin miners in operation as of March 31, 2024.
Site Operator	Location	Rig Count	Capacity (MW)	Capacity (EH/s)
GXD (Hosted)	Oklahoma	~22,000	~80 MW	2.4 EH/s
EZ Blockchain (Hosted)	Georgia	~9,400	~32 MW	0.9 EH/s
Hut 8 (Hosted)	New York	~8,600	~30 MW	0.8 EH/s
Ionic (Owned)	Texas – Garden City	~3,600	~12 MW	0.4 EH/s
Ionic (Leased)	Texas – Rebel	7,500	~25 MW	0.7 EH/s
Ionic (Leased)	Texas – Stiles	6,200	~20 MW	0.6 EH/s
Ionic (Owned)	Texas – East Stiles	10,000	~30 MW	0.9 EH/s
For more information on the properties we own and lease, see “Properties” in Item 3.
We contribute 100% of our hashing power to bitcoin-only mining pools. We currently utilize mining pools that pay us bitcoin rewards utilizing a “Full-Pay-Per-Share” (“FPPS”) payout of bitcoin based on a contractual formula, which calculates payout primarily based on the hashrate provided by us to the mining pool as a percentage of total network hashrate, along with other inputs. We are entitled to compensation even if a block is not successfully validated by the mining pool operator. Mining pool hashrate is highly volatile, changing moment by moment, and thus our particular contribution to the overall network hashrate of any particular mining pool is constantly changing. The mining pools in which we currently participate pay our bitcoin reward once every twenty four hours, and the amount of bitcoin reward we receive is confirmed internally against the amount of bitcoin reward we expected to receive, taking into account the transaction fees due to the mining pool operator. Our mining pool contracts are terminable, without conditions or penalties, at any time without notice by either party without substantive compensation to the other party for such termination.

Competitive Strengths
The Company possesses several strengths:
Strong balance sheet:   Our acquisition of assets from Celsius Mining creates an opportunity for growth. We had zero funded debt on our balance sheet on the Plan Effective Date and approximately $195 million in cash that is being proactively managed. Our strong balance sheet provides us operational flexibility and access to immediate liquidity while operating a capital expenditure intensive business. For more information, see “— Growth Strategy.”
Experienced bitcoin mining operator:   Our mining management services agreement with Hut 8, below (the “Mining MSA”) is designed to align incentives and promote long term growth. Under our direction and supervision, Hut 8 is responsible for the completion of the Cedarvale facility and faces certain penalties if construction is delayed or there are cost overruns. The cost of construction to the Company of medium voltage to plug-ready infrastructure will be capped at $395,000 per MW and any excess costs will be offset against Hut 8’s management fees under the Mining MSA described in further detail herein. We expect to use cash and bitcoin we received under the Plan to pay for the development of Cedarvale. Hut 8 will also provide mining management services for us, as it does for other bitcoin miners. Additionally, under the terms of the Mining MSA, Hut 8’s operations software and energy management team support our implementation of a voluntary demand response program to minimize energy costs in different regions in which we operate.
Growth Strategy
At the core of our strategy lies a firm belief: vertical integration is the cornerstone of success in bitcoin mining. As outlined in the Mining MSA, we are proceeding with the development of Cedarvale, a state-of-the-art bitcoin mining facility in Ward County, Texas, which we expect to complete in the fourth quarter of 2024. Cedarvale began operations in April 2024 with approximately 5.4 MW of bitcoin mining capacity, has regulatory approval for up to 215 MW of bitcoin mining capacity and is designed to increase to a maximum of 240 MW, subject to additional regulatory approvals. Cedarvale’s currently-approved operating capacity of 215 MW will enable us to deploy all of the miners that we acquired on the Plan Effective Date. Upon the completion of Cedarvale, we expect approximately 69% of the Company’s capacity of miners to be operating at the Company’s sites, subject to periodic fluctuations as a result of ordinary machine wear and tear.
Our growth strategy includes optimizing Cedarvale’s capacity. Any surplus or incremental capacity at Cedarvale will be dedicated to expanding our self-mining operations or providing hosting solutions for third-party miners. As part of our optimization of operations, we also expect to employ an energy management strategy to take advantage of variability in energy prices through the demand response programs described below under “— Energy Management.” In addition to these energy demand programs, we have entered into, and expect to enter into additional, derivative contracts to hedge against energy cost fluctuations.
The Mining MSA and Other Material Agreements
We have entered into the Mining MSA as of the Plan Effective Date with Hut 8, a copy of which is filed as an exhibit to this Registration Statement. The Mining MSA provides that Hut 8 will manage and oversee certain aspects of the bitcoin mining business operations of the Company and its subsidiaries under our direction and supervision. Under the Mining MSA, Hut 8 will also complete and deliver certain related projects, upon our approval of the required funding, including building and energizing up to 100 additional MW of bitcoin mining facilities within 12 months of the Plan Effective Date at a capped construction cost of $395,000 per MW. The capped construction cost will also apply to up to 300 MW of additional developments for medium voltage to plug ready infrastructure for a period after 24 months from the Plan Effective Date to the end of the term of the Mining MSA, subject to certain specified cost adjustments. For additional information about the Mining MSA, see “Transactions Involving Related Parties — Mining Management Services Agreement” in Item 7 and “— Human Capital” below.
On August 8, 2023, Celsius Mining entered into a bitcoin mining hosting agreement (the “Alpha Hosting Agreement”) with USMIO Alpha LLC, a subsidiary of Hut 8 Corp. Under the Alpha Hosting

Agreement, Hut 8 agreed to provide hosting services, including electrical power and internet access necessary to operate miners at Hut 8’s Niagara Falls, New York facility. The Alpha Hosting Agreement has an initial term of twelve months, with Celsius Mining’s option to renew for four consecutive twelve month terms. The Alpha Hosting Agreement was assigned to us as of the Plan Effective Date pursuant to the MCA and will be filed as an exhibit to this Registration Statement.
On February 12, 2023, Celsius Mining entered into a master co-location services agreement (the “GXD Hosting Agreement”) with Global[X]Digital, LLC (“GXD”). Under the GXD Hosting Agreement, GXD agreed to provide hosting services for approximately 17,000 miners, including electrical power and internet access necessary to operate miners at GXD’s Oklahoma facility. The GXD Hosting Agreement also provides Celsius Mining with access to GXD’s customer portal to monitor performance and uptime of its mining equipment during the agreement. The initial order of the Bankruptcy Court under the GXD Hosting Agreement, entered into on February 12, 2023, has an initial term of 36 months. The second order under the GXD Hosting Agreement, entered into on July 6, 2023, has an initial term of 18 months with an option for an 18 month extension and provided hosting services for an additional 5,760 miners. The GXD Hosting Agreement and service orders were assigned to us as of the Plan Effective Date pursuant to the MCA and will be filed as an exhibit to this Registration Statement.
On November 22, 2023, Celsius Mining entered into a bitcoin mining hosting agreement (the “EZ Blockchain Hosting Agreement”) with EZ Blockchain Services (“EZB”), which became effective on December 21, 2023 pursuant to order of the Bankruptcy Court. Under the EZ Blockchain Hosting Agreement, EZB agreed to provide hosting services, including electrical power and internet access necessary to operate miners at EZB’s West Point, Georgia and Douglas, Georgia facilities. The EZ Blockchain Hosting Agreement has an initial term of 18 months, subject to extension of up to three additional months in the case of curtailment, which is the temporary suspension of mining operations by either party due to low revenue or high costs. The EZ Blockchain Hosting Agreement was assigned to us as of the Plan Effective Date pursuant to the MCA and will be filed as an exhibit to this Registration Statement.
On September 28, 2021, Celsius Mining and Priority Power Management, LLC (“PPM”) entered into an energy management and consulting services agreement on September 28, 2021 whereby PPM would manage Celsius Mining’s energy usage, supplier agreements and procurement (the “PPM Energy Management Agreement”). At that time, no services were provided because no sites were listed in the schedules to the PPM Energy Management Agreement. On August 2, 2022, the PPM Energy Management Agreement was amended for PPM to provide the aforementioned services to Celsius Mining’s Rebel, Garden City, Stiles and East Stiles facilities (the “Amendment to the PPM Energy Management Agreement”). The PPM Energy Management Agreement and Amendment to the PPM Energy Management Agreement were assigned to us as of the Plan Effective Date pursuant to the MCA and will be filed as exhibits to this Registration Statement.
Celsius Mining and PPM entered into an energy management services agreement dated November 17, 2022 whereby PPM would act as Celsius Mining’s Qualified Scheduling Entity (“QSE”) to enable and facilitate Celsius Mining’s participation in certain demand side management programs in respect of Celsius Mining’s energy procurement at Celsius Mining’s Rebel, Garden City, Stiles and East Stiles facilities (the “PPM EMSA Agreement). The PPM EMSA Agreement was assigned to us as of the Plan Effective Date pursuant to the MCA and will be filed as an exhibit to this Registration Statement.
In connection with the assignment of the PPM Energy Management Agreement (as amended) and the PPM EMSA Agreement from Celsius Mining to us, we entered into an assignment and assumption agreement with Celsius Mining and PPM (the “PPM Assignment Agreement”) whereby (1) we agreed to assume certain contracts and obligations between Celsius Mining and PPM, (2) Celsius Mining agreed to assign such contracts and obligations to us and (3) PPM agreed to assign to us certain land, easements and distribution agreements related to the Rebel, Garden City, Stiles and East Stiles facilities and modify the terms applicable to the development of future capacity at those facilities and will be filed as an exhibit to this Registration Statement.
Energy Management
We optimize our energy usage through participation in demand response programs and employment of energy management systems. For example, in Texas, we currently participate in energy demand response programs that curtail some of our bitcoin mining operations to aid in preserving the stability of the energy grid. Curtailment reduces overall energy demand and allows the grid operator (in this case, ERCOT (as defined below)) more operational flexibility when needed, such as during extreme weather events. A bitcoin mining operator can participate in ERCOT’s direct demand response programs by agreeing to curtail its electrical load at the direction of ERCOT in exchange for a rebate from ERCOT. The Company currently participates in ERCOT’s direct Responsive Reserve Service program and receives credits from ERCOT when electrical grid capacity deviates from standard conditions.
Additionally, we may voluntarily reduce our energy usage in response to increasing real-time energy prices in order to prudently operate our mining facilities, which simultaneously reduces strain on the electrical grid. We are not paid a fee or provided a credit by any energy provider for the reduction in energy consumption for this type of voluntary power management. Under the terms of the Mining MSA, Hut 8’s operations software and energy management team support the Company’s implementation of a strategy to minimize energy costs and participate in voluntary energy management programs. The energy management teams and systems monitor energy costs in relevant jurisdictions and our miners’ EH/s, and our bitcoin mining operations are automatically curtailed when the cost to earn a bitcoin outweighs the reward. Our bitcoin miners are then automatically restarted when the cost to earn recedes to a level below the level of a reward.
Sustainability
We are committed to building strong community relationships in the jurisdictions in which our mining operations are located. As a bitcoin miner, we are a non-mission critical operation that can shut off when needed to help stabilize the electrical grid. The ability to toggle our power consumption is expected to be most beneficial in areas with a high proportion of intermittent renewable energy, such as Texas. When wind and solar is not plentiful, or when demand outpaces supply, we can execute our obligations under the demand response programs described above under “— Energy Management” to help relieve congestion on the grid. This action reduces demand and allows grid operators more operational flexibility.
Custody Arrangements
We are taking steps to safeguard our digital assets by using multiple third-party custody solutions to diversify our cryptocurrency storage. In the context of bitcoin, custody is a service provided by a custodian who controls and safeguards digital assets which legally belong to another party. Currently, we have entered into a custody agreement with a well-known third-party provider, in line with market practice and customary policy and procedures. Our custody agreement requires the third-party provider to hold the private keys relating to our digital assets in cold storage wallets (i.e., wallets that are not connected to the Internet) in a secure environment following industry best practices in order to protect our digital assets from theft, loss or other forms of destruction. The third-party provider also provides insurance coverage of up to $100 million for loss of the digital assets it holds for us, as well as the digital assets it holds for others, due to theft, robbery or burglary or third-party computer and funds transfer fraud. Additional custodians and further custody policy and procedures will be determined based on our future needs. We currently do not intend to self-custody any bitcoin, hold bitcoin in a crypto exchange service product or hold any bitcoin or other cryptocurrency for third parties.
Government Regulation
Government regulation of blockchain and digital assets is being actively considered by the United States (“U.S.”) federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. For example, the U.S. Congress and a number of U.S. federal agencies, state financial regulatory authorities and self-regulatory organizations (including the Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”), the SEC, the Commodity Futures Trading Commission (“CFTC”), the Financial Industry Regulatory Authority, Inc., the Consumer Financial Protection Bureau, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation (“FBI”), and the Internal Revenue Service) have been examining the operations of digital asset networks, digital asset users and the digital asset exchange markets, all of which may apply to the Company’s activities and other activities in which it participates or may participate in the future. Other regulatory bodies which are governmental or semi-governmental have shown an interest in regulating or investigating companies engaged in the blockchain or digital asset business, including State and local entities.
Businesses that are engaged in the transmission and custody of bitcoin and other digital assets, including brokers and custodians, can be subject to FinCEN regulations as money services businesses as well as state money transmitter licensing requirements. The potential application of these policies to bitcoin mining continues to evolve. Bitcoin and other digital assets are subject to anti-fraud regulations under federal and state commodity laws, and digital asset derivative instruments are substantively regulated by the CFTC. Certain jurisdictions, including, among others, New York and a number of countries other than the U.S., have developed regulatory requirements specifically for digital assets and companies that transact in them.
Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to the Company’s bitcoin mining business, or when they will be effective. As the regulatory and legal environment evolves, the Company may become subject to new laws, further regulation by the SEC and other agencies, which may affect mining and other activities. For instance, various bills have been proposed in Congress related to the Company’s business, including a regulatory framework advanced by the bipartisan House Financial Services Committee in July 2023 that would define when a cryptocurrency is a security or a commodity and expand the CFTC’s oversight of the cryptocurrency industry, while clarifying the SEC’s jurisdiction. Further, consistent with President Biden’s March 2022 executive order on digital assets, the President’s 2025 budget proposed significant changes that may impact the blockchain industry, including proposals that would significantly increase the operational cost for digital asset miners and mining services providers, and reduce tax planning opportunities for digital asset investors and traders. Other bills may be adopted and have an impact on the Company’s bitcoin mining business. For additional discussion regarding the potential risks existing and future regulations pose to the Company’s business, see the section “Risk Factors” in Item 1A below.
In addition, since transactions in bitcoin and other cryptocurrencies provide a reasonable degree of pseudo-anonymity, they are susceptible to misuse for criminal activities, such as money laundering. This misuse, or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of cryptocurrency platforms, and there is the possibility that law enforcement agencies could close digital asset or other bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving cryptocurrencies held via such platforms. For example, Treasury Secretary Janet Yellen has previously noted that digital assets have the potential to improve the efficiency of the financial system but that they can be used to finance terrorism, facilitate money laundering, and support malign activities that threaten U.S. national security interests and the integrity of the U.S. and international financial systems. Secretary Yellen requested that federal regulators look closely at how to encourage the use of digital assets for legitimate activities while curtailing their use for malign and illegal activities. Additional government regulations include a November 2021 report by the President’s Working Group on Financial Markets, along with the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency, calling for urgent congressional action with respect to stablecoins, which are digital assets designed to minimize price volatility by tracking the price of an underlying asset such as fiat money or an exchange-traded commodity, as well as citing perceived risks relating to decentralized finance arrangements and the digital asset industry in general.
A number of regulatory proceedings have, and may continue to have, a significant adverse impact on the Company’s industry. For example, in December 2022, the SEC released guidance with respect to its increased focus on the public filings with respect to companies in digital asset industries as well as required disclosure that it expects from such companies. In January 2023, the SEC sought action against two digital asset companies, Genesis Global Capital, LLC and Gemini Trust Company, LLC, for selling unregistered securities. The SEC’s complaint alleged that the digital asset companies’ activities constituted an offer and sale of securities under applicable law and should have been registered with the SEC. In July 2023, a U.S. District Court found that the sale of XRP, a digital token, through blind bid-ask transactions on public exchanges by Ripple Labs, Inc. complied with U.S. federal securities laws but that the sale to sophisticated investors did not. While the Company believes its holdings are not a security, the Company cannot assure you that future legislation or regulation will not have an adverse effect upon the Company. By way of further example, following the November 2022 Chapter 11 bankruptcy filings of FTX Trading Ltd. (“FTX”), a leading digital asset exchange, and its affiliated hedge fund, Alameda Research LLC, and the subsequent criminal indictment against senior management, in November 2023 FTX’s founder was found guilty on charges of wire fraud, securities fraud and money laundering. While focus on the Company’s industry by regulators has increased, it is currently uncertain whether there will be additional legislation or regulation of digital assets in the near future.
State regulation of bitcoin mining is another important consideration with respect to where we conduct our mining operations. A majority of our bitcoin miners are located in Texas, which historically has been one of the more favorable regulatory environments for bitcoin miners as compared to other states. However, in March 2023, the Texas state senate passed bill SB 1751, which would have limited demand response programs and created additional regulatory reporting requirements for bitcoin miners. However, the bill did not make it through the relevant state legislative committees.
Environmental, Health and Safety Matters
The Company’s operations and properties are subject to extensive laws and regulations governing health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in countries and localities in which the Company does and will operate. These laws and regulations may impose numerous obligations that are applicable to the Company, including but not limited to: acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands or areas with endangered plants or species; imposition of specific health and safety standards addressing worker protection; noise or other neighborhood controls; and imposition of significant liabilities for pollution, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose the Company to fines, penalties and/or interruptions in the Company’s operations, among other sanctions, that could have a material adverse effect on its financial position, results of operations and cash flows.
Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators, or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for bodily injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.
Concerns have also been raised about the amount of electricity required to secure and maintain the Bitcoin network. In addition to the direct power costs of performing the calculations involved in bitcoin mining, there are indirect costs that impact a digital asset networks’ total power consumption, including the costs of cooling the machines that perform these calculations and ancillary energy consumption. Due to these concerns around power consumption, particularly as such concerns related to public utilities companies, various jurisdictions (including certain cities) have implemented, or are considering implementing, moratoriums on digital asset mining in their jurisdictions. Environmental, health and safety laws and regulations are subject to change. The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised laws and regulations that result in increased compliance costs or additional operating restrictions, or the incurrence of environmental liabilities, could have a material adverse effect on the Company’s financial position, results of operations and cash flows.
Intellectual Property
We actively use specialized hardware and software for bitcoin mining. In some instances, source code and other software assets may be subject to an open-source license, as much technology development in this sector is open source. We intend to adhere to the terms of any license agreements of Celsius Mining that may already be in place, but in some circumstances the Company may not be aware of license obligations which may be applicable.

We use Hut 8’s operations and energy curtailment software under a royalty-free license provided by Hut 8 under the terms of the Mining MSA.
We do not currently own any patents in connection with our existing businesses.
Human Capital
As of March 31, 2024, we had six full-time employees, including our Chief Executive Officer and our Chief Legal Officer, and three full-time independent contractors, including our interim Chief Financial Officer. We expect to hire additional full-time employees over the course of 2024. We also expect to hire part-time or temporary employees to service certain of our mining facilities as necessary. We do not expect to be a party to any collective bargaining agreements.
In addition, in order to fulfill its obligations under the terms of the Mining MSA, Hut 8 will provide us access to: (i) its energy trading desks and energy management team, (ii) its customer success team to interface with customers on contractual, operational and billing matters, and (iii) contractors, engineers or other hired personnel dedicated to site builds that will be deployed in exchange for the management fee described in Mining MSA. For more information on the Mining MSA, see “Transactions Involving Related Parties — Mining Management Services Agreement” in Item 7 below.
Competition
The bitcoin mining space is filled with a range of competitors, each supplying hash power to the Bitcoin network. Competitors include everything from individual hobbyists to large-scale, professionally-run mining operations. The Company anticipates that large-scale mining operators will be its primary source of competition due to the immense hash power they provide to the network. Within bitcoin mining, we anticipate that we will face also significant competition in many aspects of our business, including, but not limited to, the acquisition of new mining equipment, access to capital, obtaining low-cost electricity, obtaining access to energy sites with reliable sources of power and evaluating new technology developments in the industry.
As more miners have recently entered the market, the increased competition for a limited number of blocks added to the bitcoin blockchain has caused a significant increase in the network hashrate. As a result, there have been rising levels of difficulty implemented by the Bitcoin network. Changes in network difficulty can create volatility in mining revenue.
The Company expects that its main competitors will include, but will not be limited to, the following companies:

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Applied Digital Corporation

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Argo Blockchain plc

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Bit Digital, Inc.

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Bitfarms Ltd

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Cipher Mining Inc.

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CleanSpark, Inc.

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Core Scientific, Inc.

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Greenidge Generation Holding Inc.

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HIVE Digital Technologies Ltd.

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Hut 8 Corp.

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Iris Energy Limited

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Marathon Digital Holdings, Inc.

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Mawson Infrastructure Group Inc.

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Riot Platforms, Inc.

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Stronghold Digital Mining, Inc.

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TeraWulf Inc.

The bitcoin mining industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect the Company’s competitiveness in the future.
Reporting Obligations
We will file our annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law.
Our periodic and current reports will be available on our website, https://ionicdigital.com, free of charge, as soon as reasonably practicable after such materials are filed with, or furnished to, the SEC. The SEC also maintains a website (www.sec.gov) that contains such information. Our website will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise a part of this Registration Statement.

ITEM 1A.   RISK FACTORS
Risks Related to the Company
The historical financial information of Celsius Mining may not be indicative of our future financial performance.
We have included in this Registration Statement the historical financial statements for Celsius Mining in order to reflect the prior operation of Celsius Mining’s business before we acquired it under the Plan and the MCA. While we intend to continue and expand this business, the Company may be operated in a different manner than Celsius Mining was operated in the past. Accordingly, our financial condition and results of operations may not be comparable to the financial condition and results of operations reflected in Celsius Mining’s historical financial statements.
We have a limited operating and financial history as a new company, and our results of operations may differ significantly from the unaudited pro forma financial data of Celsius Mining included in this Registration Statement.
We are a recently formed company that acquired the mining assets of Celsius Mining, and we have limited operating history. This Registration Statement includes unaudited pro forma combined financial statements for Celsius Mining. The unaudited pro forma combined financial statements are presented for illustrative purposes only, are based on certain assumptions, address a hypothetical situation and reflect limited historical financial data. Therefore, the unaudited pro forma combined financial statements are not necessarily indicative of the results of operations and financial position that would have been achieved by Celsius Mining or the future consolidated results of operations or financial position of Celsius Mining. Accordingly, our future business, assets, cash flows, results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma combined financial statements of Celsius Mining included in this document. For more information, please see the section “Unaudited Pro Forma Combined Financial Information” in Item 2 below.
We are a recently formed company, which makes it difficult to forecast our future results of operations.
As a result of our limited operating history, our ability to accurately forecast the future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Although we have contracted mining management services from Hut 8 and acquired the assets of Celsius Mining, we may in the future operate the assets acquired from Celsius Mining in a different manner than they were operated in the past. Our ability to generate revenues will be dependent on our ability to successfully execute our bitcoin mining operations.
We will also encounter risks and uncertainties experienced by new and growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties and future growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.
We are a recently formed company with limited employees, which results in a high degree of uncertainty regarding our ability to effectively operate our business.
We are a recently formed company with a limited number of senior executives and employees. A number of budgeted management and operational roles that we plan to try to fill over time are currently unfilled. For example, we are currently searching or expect to soon begin searches for key personnel in the following areas: accounting, finance and operations. There can be no assurance we will be able to hire qualified individuals to fill these roles or fill them in an appropriate time frame.
Our limited staff, and our recently appointed management team, means that there is a high degree of uncertainty regarding our ability to:

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implement our business and operational strategy;

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identify, hire and retain the needed personnel to implement our business plan;

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manage growth; and/or

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respond to competition.

If our management and employees are unable to effectively achieve or respond to any of the above-mentioned areas, it could have a material adverse effect on our business, prospects, operations or financial condition.
We are dependent on our key personnel, the loss of whom could adversely affect our operations. If we fail to attract and retain the talent required for our business, our business could be materially harmed.
We are dependent to a significant degree on our ability to hire and retain highly qualified personnel with relevant expertise. The loss of services from any of our key personnel may significantly delay or prevent the achievement of our business objectives. Competition for qualified employees in the cryptocurrency industry in general and the bitcoin mining sector in particular is intense. We may not be able to attract and retain qualified individuals on acceptable terms or at all, and our inability to do so could have a material adverse effect on our business, prospects, operations or financial condition.
We are exposed to risk of nonperformance by Hut 8, our counterparty under the Mining MSA.
Under our direction and supervision, certain aspects of the day-to-day mining operations of our business are managed by Hut 8 under the Mining MSA, as described in greater detail in the section “Transactions Involving Related Parties — Mining Management Service Agreement” in Item 7 below. Because of this, we are exposed to the risk of nonperformance by Hut 8. Risk of nonperformance includes inability or refusal of the counterparty to perform because of a contractual dispute with us, the counterparty’s financial condition or liquidity, or for any other reason. For example, Hut 8 may be unable or unwilling to continue operating our miners (or operating at an economic or productive level) for a variety of technical or economic reasons. Any material nonperformance by Hut 8 could have a material adverse effect on our business, prospects, operations or financial condition.
Under the Mining MSA, Hut 8 has the right to terminate the Mining MSA if (i) we fail to make payments due to them under the Mining MSA in the amount of $500,000 or more, absent a good faith dispute, during the four-year term ending January 31, 2028 (or in the one-year extension term thereafter), or (ii) in the event Matt Prusak is terminated without cause by us from his role as Chief Executive Officer prior to July 31, 2024. In the event the Mining MSA is terminated, we would have a 45 day notice period to seek one or more new service providers, in order to prevent disruptions in our operations. In that event, we may be unable to find such service providers to provide all services that Hut 8 provides during the time required or at all. The cost to us and other terms and conditions of replacement may be less favorable to us than the cost and terms of the Mining MSA.
We might have received better terms from other third parties than the terms we obtained in the Mining MSA.
We entered into the Mining MSA after a competitive, arms-length bidding process was held in connection with the Plan and approved by the Bankruptcy Court. While we believe the terms of the Mining MSA are reasonable under the circumstances, they may not reflect terms that would have resulted from arm’s-length negotiations between third parties outside the context of bankruptcy proceedings.
Some of our executive officers and directors may have actual or potential conflicts of interest because of their ownership interests in, employment by, or business partnerships with Hut 8 Corp.
Under the Mining MSA, our mining management services provider, Hut 8, has the ability to appoint two members of our Board of Directors. As of the date hereof, Hut 8 has appointed Asher Genoot and Steven Price as those directors. Mr. Genoot is the Chief Executive Officer, President and a Director of Hut 8 Corp. and is eligible for stock compensation in connection with those roles. Additionally, both Mr. Genoot and Mr. Price own shares of Hut 8 Corp. common stock. Matt Prusak, our Chief Executive Officer, also owns stock and stock options of Hut 8 Corp.
Because Hut 8 Corp. also operates a bitcoin mining business, we are in direct competition with Hut 8 Corp. The Mining MSA does not govern how such conflicts are resolved. This may result in a conflict of interest between any such executive officers and directors and the Company. These interests may create the appearance of or actual conflicts of interest when the Hut 8 Corp.-associated directors are faced with decisions that could have different implications for Hut 8 Corp. than for us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Hut 8 and us regarding the terms of the Mining MSA. We intend to enact a corporate policy covering treatment of transactions with related parties or that otherwise could present a conflict of interest, which will be public and disclosed to shareholders.
Our operations may be adversely affected by energy shortages and rising energy prices.
Our mining operations require significant amounts of energy. Increasing regional, national and global demand for energy and the limited growth of new energy sources are affecting the available supply of energy. A variety of factors, including the proliferation of hyperscale mining facilities and data centers and the widespread adoption of energy intensive technologies like artificial intelligence, electric vehicles and industrial or manufacturing operations, could result in limited supply of energy, intensive competition for scarce resources (including renewable sources) of energy and/or sharply escalating energy prices. Additionally, changes in energy laws and regulations in various jurisdictions may impact energy allocation rules and the ability to access energy. These limitations on energy supply and increased energy prices may increase our cost to earn bitcoin to a point that our revenues, cost of doing business, results of operations, and operating cash flows are negatively impacted.
We depend on third parties, including electric grid operators, electric utility providers.
We depend on third parties for the delivery of electricity to our operations. A significant concentration of our current operations are in Texas. Electric Reliability Council of Texas (“ERCOT”), a non-profit corporation subject to oversight by the Public Utility Commission of Texas and the Texas Legislature, manages the electric utility grid in Texas and therefore determines the prices of energy in Texas. Oncor Electric Delivery Company LLC (“Oncor”), a for-profit electricity transmission and distribution business regulated by the Public Utility Commission of Texas, physically delivers electricity to our sites in Texas, We require approvals from both ERCOT and Oncor to continue to operate our current bitcoin mining operations; if either of them were to change their policies or contracts required to operate bitcoin mining facilities, our operations could be disrupted. We also require approvals from both ERCOT and Oncor to expand our operations in Texas, which can be onerous to obtain; if either of them were to delay or deny required approvals, our business plans could be disrupted. Any of these risks could have a material adverse effect on our business, prospects, operations or financial condition.
Failure of critical systems of the facilities operated by us or third parties could have a material adverse effect on our business, financial condition, and results of operations.
The critical systems of the facilities where our miners are located, whether operated by us or third parties, are subject to failure. Any such failure, including a breakdown in critical plant, equipment or services, routers, switches or other equipment, power supplies or network connectivity, power loss, equipment failure, human error and accidents, network connectivity downtime and fiber cuts, security breaches, animal incursions, water damage, extreme temperatures, public health emergencies, terrorism, fire, earthquake, hurricane, tornado, flood and other natural disasters, whether or not within the Company’s control, could result in damaged equipment, significant business disruption, and reduced revenue, including through the reduction in the amount of bitcoin mined by us, and, consequently, reduced profitability. The destruction or severe impairment of any of the facilities operated by us or third parties could have a material adverse effect on our business, prospects, operations or financial condition.
Development of Cedarvale potentially exposes us to additional risks.
Pursuant to the Mining MSA, Hut 8 is currently constructing Cedarvale on our behalf under our direction and supervision. The ongoing development of Cedarvale potentially exposes us to significant risks we may otherwise not be exposed to, including risks related to, among other sources: construction delays; lack of availability of parts and/or labor, increased prices as a result, in part, of inflation, and equipment delays; labor disputes and work stoppages, including interruptions in work due to pandemics, epidemics, and other health risks; unanticipated environmental issues and geological problems; and delays in site readiness. Should a designer, general contractor, significant subcontractor or key supplier experience financial difficulties or other problems during the design or construction process, we could experience significant delays in Cedarvale’s operations. If we are unable to overcome these risks and cannot complete the Cedarvale construction and development in a timely manner, or at all, we will not realize its anticipated benefit, and our business and financial condition would suffer as a result. For more information on the risks of Hut 8 not performing under the Mining MSA, see “— We are exposed to risk of nonperformance by the counterparty under our Mining MSA” above.
We have a significant concentration of our operations in Texas and, thus, are particularly exposed to changes in the competitive landscape, regulatory environment, market conditions and natural disasters in that state.
We currently expect to have a significant concentration of our operations and currently operate all of our self-mining facilities in Texas and, consequently, are particularly exposed to changes in the competitive landscape, regulatory environment, market conditions and natural disasters in that state. Texas, through its regulatory and economic incentives, has encouraged bitcoin mining companies, like ours, to locate their operations in the state. As such, we may face increased competition in Texas for suitable bitcoin mining data center sites and skilled workers. If we experience delays completing our construction and/or ramp up of our Cedarvale site due to the increased competition, the regulatory environment or resulting from disputes with our third-party contractors or service providers, this could have a material adverse effect on our business, prospects, operations or financial condition. Additionally, if the regulatory and economic environment in Texas were to become less favorable to bitcoin mining companies, including by way of increased taxes, our heavy concentration of sites in Texas means our business, prospects financial condition or operating results could be materially adversely affected. Finally, Texas is not connected to a power grid outside of the state, therefore, if Texas faces other unforeseen events, such as natural disasters or environmental-related issues, including by extended periods of disrupted power, as happened during an ice storm in February 2021, it may be limited in its ability to respond to certain natural disasters. In addition, severe weather, including tornadoes and flooding which occur in parts of Texas, which could disrupt our operations. These natural disasters and weather-related disturbances could have a material adverse effect on our business, prospects, operations or financial condition.
Our property insurance may cover all or a portion of the replacement cost of any loss or damage to our mining facilities, including miners, up to a $50 million policy limit but does not cover any business interruption of our mining activities. Our insurance therefore may not be adequate to cover the losses we suffer as a result of any of these events. In the event of an uninsured loss, including a loss in excess of insured limits, at any of the mining facilities in our network, such mining facilities may not be adequately repaired in a timely manner or at all and we may lose some or all of the future revenues anticipated to be derived from such mining facilities.
We participate in energy demand response programs in Texas and may be required to temporarily suspend mining operations prior to or during periods of high energy grid strain, which could materially harm our business.
As a bitcoin miner, we are (under the current rules and policies of ERCOT and Oncor) a non-mission critical operation and we therefore are eligible to (and we do) participate in demand response programs. As a result, we may be required to temporarily shut off operations to reduce demand and stabilize the electrical grid for mission critical operations, when necessary, such as in extreme weather events. The State of Texas currently distributes funds to offset foregone operational revenue to bitcoin miners required to shut off operations as part of demand response programs. Revenue from demand response programs is included as a contra-expense in our income statement. If the State of Texas were to restrict benefits to bitcoin miners required to temporarily suspend operations, the resulting periods of lost revenue could have a material adverse effect on our business, prospects, operations or financial condition. For more information on demand response programs, see “Ionic Digital’s Bitcoin Mining Operations — Energy Management” in Item 1 above.
Our financial performance may be affected by price fluctuations in the power market, as well as other market factors that are beyond our control.
Our revenues, cost of doing business, results of operations, and operating cash flows generally may be impacted by price fluctuations in the power market and other market factors beyond our control. Market prices for power, capacity, and other ancillary services are unpredictable and tend to fluctuate substantially. Unlike most other commodities, electric power can only be stored on a very limited basis and for a very limited time, and generally must be produced concurrently with its consumption. As a result, power prices are subject to significant volatility due to supply and demand imbalances, especially in the day-ahead and spot markets.
Long- and short-term power prices may also fluctuate substantially due to other factors outside of our control, including:

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environmental regulations and legislation;

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electric supply disruptions, including plant outages and transmission disruptions;

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changes in power transmission infrastructure;

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fuel transportation capacity constraints or inefficiencies;

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changes in law, including judicial decisions;

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weather conditions, including extreme weather conditions and seasonal fluctuations, including the effects of climate change;

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changes and volatility in commodity prices and the supply of commodities, including but not limited to natural gas, fuel, coal and oil;

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changes in the demand for power or in patterns of power usage, including the potential development of demand-side management tools and practices, distributed generation, and more efficient end-use technologies;

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development of new fuels, new technologies and new forms of competition for the production of power;

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economic and political conditions;

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supply and demand for energy commodities;

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supply chain disruption of fuel or of electrical components needed to transmit energy;

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availability of competitively priced alternative energy sources; and

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changes in capacity prices and capacity markets.

Such factors and the associated fluctuations in power and prices could affect wholesale power generation profitability and cost of power for our bitcoin mining.
We may not adequately respond to rapidly changing technology, which may negatively affect our business.
Competitive conditions within the bitcoin mining industry require that we use sophisticated technology in the operation of our business. Blockchain technology generally and bitcoin mining specifically is characterized by rapid technological changes, new product introductions, enhancements, and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies that we currently utilizes, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the bitcoin mining industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures during such implementation. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that it may expect as a result of our implementing new technology into our operations. Failure to respond to any such rapidly changing technology could have a material adverse effect on our business, prospects, operations or financial condition.
The further development and acceptance of cryptocurrencies including bitcoin, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of cryptocurrencies may adversely affect an investment in us.
The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs cryptocurrency assets, including bitcoin, based upon a computer-generated mathematical or cryptographic protocol. Large-scale acceptance of bitcoin as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of bitcoin in particular, is subject to a high degree of uncertainty, and the acceptance of developing protocols may occur unpredictably and contribute to price volatility that could have a material adverse effect on our business, prospects, operations or financial condition.
While bitcoin is the most utilized digital asset, banks and other established financial institutions may refuse to process funds for bitcoin transactions, process wire transfers to or from bitcoin miners, bitcoin-related companies or service providers, or maintain accounts for persons or entities transacting in bitcoin or other digital assets. Conversely, a significant portion of bitcoin demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility undermines the role of bitcoin as a medium of exchange, as retailers are much less likely to accept such a volatile asset as a form of payment. Market capitalization for bitcoin as a medium of exchange and payment method may always remain low. The relative lack of acceptance of bitcoin in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use bitcoin to pay for goods and services. Such lack of acceptance or decline in acceptances could have a material adverse effect on our ability to pursue our business plan, which in turn could have a material adverse effect on our business, prospects, operations or financial condition.
To the extent that we hold bitcoin on our balance sheet, a reduction in the value of that bitcoin could have a material adverse effect on our business, prospects, operations or financial condition.
Furthermore, events over the last several years in the industry, such the Chapter 11 bankruptcy filings by Celsius Network LLC and affiliates, including Celsius Mining, on July 13, 2022, FTX Trading Ltd. and affiliates (“FTX”) on November 11, 2022 and BlockFi Inc. on November 28, 2022, may over time have a significant impact on further development and acceptance of bitcoin and other cryptocurrencies as those bankruptcies exposed how unpredictable and turbulent the digital assets industry can be. These failures of important institutions in the cryptocurrency and bitcoin asset industry highlight the risk of systemic interconnectedness between major market participants and the effect it could have on the industry as a whole.
The closure or temporary shutdown of major digital asset exchanges and trading platforms due to fraud or business failure, could disrupt investor confidence in bitcoin and other cryptocurrencies and lead to further regulation of bitcoin and/or bitcoin mining. All this in turn could have a negative impact on further development and acceptance of cryptocurrencies and digital assets, including bitcoin. Other factors that could affect further development and acceptance of cryptocurrencies and bitcoin include, but are not limited to:

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worldwide growth in the adoption and use of bitcoin as a medium to exchange;

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governmental and quasi-governmental regulation of bitcoin and its use, or restrictions on or regulation of access to and operation of the Bitcoin network or similar cryptocurrency systems;

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changes in consumer demographics and public tastes and preferences;

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the maintenance and development of the open-source software protocol of the Bitcoin network;

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the increased consolidation of contributors to the bitcoin blockchain through bitcoin mining pools;

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the availability and popularity of bitcoin and other cryptocurrencies and other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

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the use of the networks supporting bitcoin and other cryptocurrencies for developing smart contracts and distributed applications;

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general economic conditions and the regulatory environment relating to bitcoin and other cryptocurrencies;

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environmental or tax restrictions, excise taxes or other additional costs on the use of electricity to mine bitcoin;

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an increase in bitcoin transaction costs and any related reduction in the use of and demand for bitcoin; and

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negative consumer sentiment and perception of bitcoin or other cryptocurrencies.

There are risks related to technological obsolescence, the vulnerability of the global supply chain to bitcoin hardware disruption and the cost and difficulty in obtaining new hardware which may have a negative effect on our business.
Our bitcoin mining operations will remain profitable only if the costs of mining a bitcoin, including the amortized cost of miners and the running cost of electricity associated with mining a bitcoin, are together less than the price of the bitcoin generated by the mining operations. Our miners over time experience ordinary wear and tear and general hardware breakdown and may also face more significant malfunctions caused by a number of extraneous factors beyond our control. The physical degradation of our miners will require us to repair and, over time, replace those miners that are no longer functional. Additionally, as bitcoin mining technology evolves, we may be required to acquire newer models of miners with greater computing power to remain competitive in the market. Reports have been released which indicate that manufacturers of mining equipment adjust the prices of their miners according to the bitcoin mining revenues of their customers (including us), so the cost of new machines is unpredictable but could increase unpredictably and perhaps to unaffordable levels. As a result, at times, we may need to purchase miners and other hardware from manufactures and other third parties at premium prices, to the extent they are available. In order to keep pace with technological advances in miners as well as competition with other mining companies, we will over time need to purchase new miners, which in turn will need to be repaired or replaced along with other equipment to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis.
In 2020 and 2021, following the COVID-19 pandemic, the global supply chain for bitcoin miners particularly, and computer hardware generally, was extremely constrained due to unprecedented demand coupled with a global semiconductor (including microchip) shortage. During that period, most new miners made available by manufacturers were purchased by our competitors with substantial resources. Semiconductors, including ASICs, are utilized in various devices and products and are a crucial component of miners; supply chain constraints coupled with increasing demand has led to increased pricing and limited availability for semiconductors. Prices for both new and older models of miners fluctuated dramatically over the past few years, and supply constraints for miners may continue for several years. Should other supply chain distributions be constrained in the future, or if other disruptions to the China-based global supply chain for bitcoin hardware or microprocessors occur, we may not be able to obtain adequate replacement parts for our existing miners or to obtain additional miners on a timely basis, if at all, or we may only be able to acquire miners at premium prices. Moreover, we may experience unanticipated disruptions to operations or other difficulties with our supply chain due to volatility in regional markets where our miners or other equipment are sourced, changes in the general macroeconomic outlook, political instability, expropriation or nationalization of property, civil strife, strikes, insurrections, acts of terrorism, acts of war or natural disasters. Any of these risks could have a material adverse effect on our business, prospects, operations or financial condition.
We may be unable to purchase miners at scale or face delays or difficulty in obtaining new miners at scale, which could materially and adversely affect our business, financial condition, and results of operations.
There may be periods of shortage in new miners available for purchase or delays in delivery schedules for new miner purchases. There is no assurance that manufacturers of miners or other equipment necessary for our business or our growth will be able to keep pace with demand, or potential surges in demand, for mining equipment. It is uncertain how manufacturers will respond to increased global demand and whether they will be able to fulfill purchase orders fully and in a timely manner. In the event that manufacturers of miners or other suppliers are not able to keep pace with, or fail to satisfy, demand, we may not be able to purchase miners or other equipment in sufficient quantities or on the delivery schedules required to meet our business needs. Additionally, should any suppliers default on purchase agreements with us, we may need to pursue recourse under international jurisdictions, which could be costly and time-consuming, with outcomes that are uncertain. Furthermore, there is no guarantee that we would succeed in recovering any of deposits paid for such purchases (including advance deposits that may be required), which could have a material adverse effect on our business, prospects, operations or financial condition.
We depend on third party manufacturers of miners, who in turn rely on components and raw materials that may be subject to price fluctuations or shortages, including ASICs that have been subject to periods of significant shortage and where innovation has made certain models outdated or obsolete.
We depend on third parties, including for new miners. There continue to be rapid advances (and announcements of coming future advances) in the power, speed, reliability and/or energy efficiency of miners, with the same or lower operating costs than older model miners, from various manufacturers. Some of these advances are in turn being driven by major advances in application-specific integrated circuit chips (ASICs) which are manufactured by a small number of global companies.
The volatility of ASIC prices has increased in recent years because of the global chip shortage, which began in 2020 and was exacerbated by the COVID-19 pandemic and subsequent supply chain issues, causing ASICs to be in short supply during this same period, according to various press reports. The ASIC is the key component of a mining machine as it determines the efficiency of the device. The production of ASICs typically requires highly sophisticated silicon wafers, which currently only a small number of fabrication facilities in the world are capable of producing. Since we have limited operating history, we may not be able to order ASICs or other equipment or services without advance payments because ASIC manufacturers and suppliers typically do not guarantee reserve capacity or supplies without substantial order deposits. Ongoing or future chip shortages could have a material adverse effect on our business, prospects, operations or financial condition.
Our ability to source new miners, ASICs and other critical components for our mining facilities in a timely manner and at acceptable price and quality levels is critical to our potential expansion. We are exposed to the risk of disruptions or other failures in the overall global supply chain for bitcoin mining and related data center hardware. This is particularly relevant to the ASIC production since there is only a small number of fabrication facilities capable of such production, which increases our risk exposure to manufacturing disruptions or other supply chain failures, but it also applies to other infrastructure hardware necessary for operating our mining facilities, such as transformers, cables, and switch gear.
We may become dependent on third-party brokers and other suppliers to source some or all of our miners, and failure to properly manage these relationships, or the failure of these brokers or suppliers to perform as expected, could have a material adverse effect on us.
We rely in some cases on third-party brokers or other suppliers to sell new or used miners to us. While as part of the Mining MSA, Hut 8 has an obligation to provide access to their network of suppliers of miners and other equipment and services, we cannot guarantee that either we, or Hut 8 or our counterparties, under these or any other future arrangements, will be able to timely place or fulfill our purchase orders to ensure sufficient supply of the required equipment at prices acceptable to us or at all. Some of our competitors may enter into supply arrangements for mining equipment directly with manufacturers on terms such are not available to us (such as for miners with greater power, speed, reliability and/or energy efficiency, with the same or lower operating cost than older model miners) which in turn could have a material adverse effect on our business, prospects, operations or financial condition.
In the past, increased demand for miners has also limited the supply of miners that brokers can source. We cannot ensure that brokers, if engaged, or suppliers will continue to perform to our satisfaction or under commercially attractive terms. Brokers or suppliers may also decline our orders in order to fulfill orders from a competitor, which could harm our competitive position. If our brokers or suppliers were to fail to provide services according to our needs or to become unable to produce and deliver the volume of miners required by us, we may not be able to find alternative means of purchasing and securing miners in a timely manner or at all. Any delays, interruptions, or increased costs resulting from these dynamics could have a material adverse effect on our business, prospects, operations or financial condition.
Our reliance on third-party mining pool service providers for our mining revenue payouts may have a negative impact on our operations such as a result of cyber-attacks against the mining pool operator and/or our limited recourse against the mining pool operator with respect to rewards paid to us.
We receive bitcoin mining rewards from mining activity through third-party mining pool operators. Mining pools allow miners to combine their processing power, increasing their chances of solving a block and getting paid by the network. We provide computing power to mining pools, which use this computing power to operate nodes and validate blocks on the blockchain. We currently utilize mining pools that pay us bitcoin rewards utilizing an FPPS payout of bitcoin based on a contractual formula, which calculates payout primarily based on the hashrate provided by us to the mining pool as a percentage of total network hashrate, along with other inputs.
Should a mining pool operator’s systems suffer downtime due to a cyber-attack, software malfunction or other similar issues, these events will negatively impact our ability to mine and receive mining rewards.
Furthermore, we are dependent on the accuracy of the mining pool operators’ record keeping to accurately record the total processing power provided by us and other mining pool participants to the pool for a given mining application in order to assess the proportion of that total processing power we provided.
While we have internal methods of tracking both our processing power provided and the total used by any pool that we join, the mining pool operator uses its own recordkeeping to determine our proportion of a given reward. We have little means of recourse against mining pool operators if we determine the proportion of the reward paid out to us by the mining pool operator is incorrect, other than leaving the pool. If we are unable to consistently obtain accurate proportionate rewards from mining pool operators, we may experience reduced reward for our efforts, which could have a material adverse effect on our business, prospects, operations or financial condition.
If the bitcoin reward for solving blocks and transaction fees is not sufficiently high, we may not have an adequate incentive to continue mining and may cease mining operations, which would likely result in our failure to achieve profitability.
As the number of bitcoin awarded for solving a block in a blockchain decreases, through halving (as discussed below) or otherwise, and/or if transaction fees for bitcoin mining are not sufficiently high, the ability of miners like us to achieve profitability would be adversely affected. Decreased use and value of bitcoin rewards for solving blocks may adversely affect our and other miners’ incentive to expend processing power to solve blocks, and ultimately may cause us and other miners to cease mining operations. Mining operators ceasing operations would reduce the collective processing power on the network, which would adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make the Bitcoin network more vulnerable to a malicious actor or botnet obtaining control in excess of 50% of the processing power active on a blockchain, potentially permitting such actor or botnet to manipulate a blockchain in a manner that adversely affects our activities or the market value of bitcoin. A reduction in confidence in the confirmation process or processing power of the network could result and might be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our strategy at all, which in turn could have a material adverse effect on our business, prospects, operations or financial condition.
Bitcoin mining algorithms may transition to proof of stake validation or other alternative validation methods over proof of work, which could make us less competitive and ultimately adversely affect our business.
Proof of stake is a possible alternative method for validating bitcoin transactions. Should bitcoin’s algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, resulting from lower priced electricity, better mining equipment, or location of facilities) less competitive. Like proof of stake, other alternative consensus algorithms such as delegated proof of stake, proof of space time and proof of capacity are validation methods that require less energy consumption than proof of work. Further, blockchain technologies are rapidly developing resulting in the possibility of innovation and the development of new validation methods. If this risk occurs, we would lose the benefit of our capital investments. The occurrence of any such risk could have a material adverse effect on our business, prospects, operations or financial condition.
Transaction fees may decrease demand for bitcoin which that could adversely affect our business.
As the number of bitcoin rewards awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the Bitcoin network may transition from a set reward per block to transaction fees. This transition might be accomplished by certain miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. In the event that transaction fees paid for bitcoin transactions become too high, the marketplace might become reluctant to accept bitcoin as a means of payment and existing users may be motivated to switch from bitcoin to another digital asset or to fiat currency. Either the requirement from certain miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions might decrease demand for bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the use cases and demand for bitcoin, which might result in a decrease in the price of bitcoin. The occurrence of any such risk could have a material adverse effect on our business, prospects, operations or financial condition.
To the extent that the profit margins of bitcoin mining operations are not sufficiently high, bitcoin mining operators are more likely to immediately sell bitcoins earned by mining or previously held on the balance sheet into the bitcoin exchange markets, resulting in a reduction in the price of bitcoin that could adversely affect us.
Bitcoin mining operations have evolved away from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. Currently, new processing power brought onto the Bitcoin network is predominantly added by “professionalized” mining operations. Many professionalized mining operations use proprietary hardware or sophisticated ASIC machines acquired directly from manufacturers of miners. As a result, professionalized mining operations are of a greater scale than prior Bitcoin network miners and have in some cases raised debt capital. Some of these professionalized mining operations immediately sell bitcoins they earn from mining operations into a bitcoin exchange market.
The immediate selling of newly mined bitcoins increases the supply of bitcoins on the bitcoin exchange market (the “float”), which may create downward pressure on the price of bitcoin. The extent to which the value of bitcoin mined by a professionalized mining operation exceeds that operation’s cost of capital and operating costs determines the profit margin of such an operation. A professionalized mining operation may be more likely to sell a higher percentage of its newly acquired bitcoin rapidly if it is operating at a low profit margin, and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage of output could be sold into the bitcoin exchange markets more rapidly, thereby potentially reducing bitcoin prices. Lower bitcoin prices could result in further tightening of profit margins, particularly for professionalized mining operations with higher costs and more limited access to capital, creating a negative effect that could further reduce the price of bitcoin until mining operations with higher operating costs become unprofitable and remove mining power from the Bitcoin network. The network effect of reduced profit margins resulting in greater sales of newly mined bitcoin could result in a reduction in the price of bitcoin. The occurrence of any such risk could have a material adverse effect on our business, prospects, operations or financial condition.
The bitcoin reward for successfully solving a block is expected to halve several times in the future and bitcoin market value may not adjust to compensate us for the reduction in the we receive from our mining effort.
Halving is a process incorporated into many proof of work consensus algorithms that reduces the reward paid to miners over time according to a pre-determined schedule. This reduction in reward spreads out the release of digital assets over a long period of time resulting in an even smaller number of digital assets being mined. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin per block. This was cut in half to 25 on November 28, 2012 at block 210,000, then again to 12.5 on July 9, 2016 at block 420,000, and again to 6.5 on May 11, 2020 at block 630,000, and most recently to 3.125 on April 19, 2024 at block 840,000. This process will recur until the total amount of bitcoin currency rewards issued reaches 21 million, which is presently expected to occur around 2140, but could happen before that date. While the price of bitcoin has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue that we would earn from our bitcoin mining operations would see a corresponding decrease, which could have a material adverse effect on our business, prospects, operations or financial condition.

Because the number of bitcoins awarded for solving a block on the Bitcoin network blockchain continually decreases, miners must invest in increasing processing power to maintain their production of bitcoins, which might make bitcoin mining uneconomical for us.
The award of new bitcoin for solving blocks continually declines, so bitcoin miners must invest in increasing processing power and increasing consumption of electricity to maintain or increase their yield of bitcoin. If the pricing of bitcoin were to decline significantly, there can be no assurance that we would be able to recover our investment in the computer hardware and processing power required to upgrade our mining operations. In that situation, there can also be no assurance that we will have the resources to upgrade our processing power to maintain the continuing profitability of our mining operations. Also, the developers of the Bitcoin network or other programmers could propose amendments to the network’s protocols and software that, if accepted by the majority of active miners, might require us to modify and increase our investment in our bitcoin mining operations to continue to mine profitably. There can be no assurance, however, that we will be able to do so; our failure to do so could have a material adverse effect on our business, prospects, operations or financial condition.
There is a risk of additional bitcoin mining capacity from competing bitcoin miners, which would decrease our effective market share.
The barriers to entry for new bitcoin miners are relatively low, which can give rise to additional network capacity from competing bitcoin miners. The bitcoin protocol responds to increasing total hashrate by increasing the difficulty of bitcoin mining. If this difficulty increases at a significantly higher rate than we expect, we would need to increase our hashrate at the higher rate to maintain our market share and generate equivalent block rewards. A decrease in our effective network hashrate market share would result in a reduction in our share of block rewards and transaction fees, which could have a material adverse effect on our business, prospects, operations or financial condition.
We may need to raise additional capital in the future, which may not be available on terms acceptable to us, or at all.
From time to time, we may require additional capital to respond to technological advances, competitive dynamics in the bitcoin industry, demands of pool mining pool operators, business opportunities, challenges, acquisition opportunities and/or unforeseen events. Accordingly, we may either be required to or may believe it to be advantageous to complete equity or debt financings or enter into credit facilities.
We may not be able to secure additional debt or equity financing on favorable terms, or on a timely basis, or at all. If additional funds are raised through equity financing, existing stockholders could experience significant dilution. If we are unable to do so, when required, our ability to continue to grow or support the business and to respond to business challenges could be significantly limited, which in turn could have a material adverse effect on our business, prospects, operations or financial condition.
Celsius Mining identified material weaknesses in its internal control over financial reporting. These material weaknesses could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.
In connection with the preparation of Celsius Mining’s financial statements as of December 31, 2021, December 31, 2022 and December 31, 2023, management and its independent registered public accounting firm identified material weaknesses in Celsius Mining’s internal controls surrounding (material weaknesses noted as 2021 and 2022 only were remediated for the year ended December 31, 2023): (1) segregation of duties within the accounting and financial reporting function (for all years); (2) misapplication of transfer pricing allocation percentages resulting in incorrect costs (i.e., service fees) attributable to Celsius Mining (for 2023); (3) accounting for certain topics (i.e., prepaid expenses, deposits on miners, fixed asset impairment, and valuation of investments) (for 2021 and 2022); and (4) document retention (for 2021 and 2022). A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Ionic Digital’s management is responsible for the internal control over financial reporting going forward and is taking steps to address the material weaknesses found in Celsius Mining’s internal controls, including:

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Expanding the accounting and finance functions by hiring additional employees within the accounting and finance departments, which hiring has already begun;

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The engagement of a third-party firm to assist with our financial reporting for complex transactions;

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The implementation of additional, controls relating to processes for certain financial reporting topics (i.e., prepaid expenses, deposits on miners, fixed asset impairment, transfer pricing, and valuation of investments) on a go forward basis;

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The implementation of controls relating to document retention on a go-forward basis; and

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The implementation of an oversight process where third-party firms are managed by senior team members in our accounting or finance function and reliance on any third-party reports (e.g., investment valuations) are reviewed and approved by authorized personnel.

We expect the remediation plan described above to be fully completed in the near term. We have not incurred any material expenses to date with respect to the remediation plan. We will expend the necessary resources, including accounting-related costs, to significantly enhance management oversight of internal controls. However, if any of these new or improved controls and systems do not perform as expected, or if new material weaknesses develop, we may experience additional deficiencies in our controls which could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner which in turn could have a material adverse effect on our business, prospects, operations or financial condition, as described in detail in the following risk factor entitled “— If we fail to establish and maintain proper and effective internal controls over financial reporting, our operating results and our ability to operate our business could be harmed.”
If we fail to establish and maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.
Section 404 of the Sarbanes-Oxley Act of 2002 requires that we establish and maintain internal control over financial reporting and disclosure controls and procedures. An effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud. Beginning with the second annual report that we will be required to file with the SEC (which will be for the period ending December 31, 2025), management will be required to provide an annual assessment on the effectiveness of our internal control over financial reporting. In addition, when we no longer qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) (which will occur no later than December 31, 2029), our independent registered public accounting firm also will be required to attest to the effectiveness of our internal control over financial reporting when we no longer qualify as an “emerging growth company” as defined in the JOBS Act. Our and our auditor’s testing may reveal significant deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. We expect to incur substantial accounting and auditing expense and expend significant management time in complying with the requirements of Section 404. We plan to develop a system of controls that meets the requirement of Section 404; however, we have not done so to date and do not expect to have done so until late 2024.
While an effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud, disclosure controls and internal control over financial reporting are generally not capable of preventing or detecting all financial reporting errors and all fraud. A control system, no matter how well-designed and operated, is designed to reduce rather than eliminate financial statement risk. There are inherent limitations on the effectiveness of internal controls, including collusion, management override and failure in human judgment. A control system can provide only reasonable, not absolute, assurance of achieving the desired control objectives and the design of a control system must reflect the fact that resource constraints exist.

Accordingly, our and our auditor’s testing may reveal significant deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective.
If we are not able to comply with the requirements of Section 404, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses:

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we could fail to meet our financial reporting obligations;

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the market price of our stock could decline; and

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we could be subject to litigation by third parties and/or investigations, sanctions or proceedings by the SEC, Nasdaq or other regulatory authorities.

We may become involved in legal proceedings from time to time, which could adversely affect us. We cannot predict the outcome of any legal proceedings with respect to our current and past business activities.
From time to time, we may be a party to legal and regulatory proceedings, including matters involving governmental agencies or regulators, entities with whom we do business and other proceedings, whether arising in the ordinary course of business or otherwise. We will evaluate our exposure to legal and regulatory proceedings and establish reserves, if required, for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties and contingencies. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liabilities, or require us to change our business practices. In addition, the expenses and liabilities of litigation and other proceedings, and the timing of these expenses from period to period, are difficult to estimate, subject to change, and could have a material adverse effect on our business, prospects, operations or financial condition.
Responding to lawsuits brought against us, legal actions that we may initiate, and government inquiries can often be expensive and time-consuming and disruptive to normal business operations. Moreover, the results of complex legal proceedings and governmental inquiries could have a material adverse effect on our business, prospects, operations or financial condition, and we could incur substantial monetary liability and/or be required to change our business practices.
Our Amended and Restated Certificate of Incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit the ability of our stockholders to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action, suit or proceeding brought on behalf of the Company; (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed or allegedly owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders; (c) any action, suit or proceeding asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of the Delaware General Corporation Law, as amended (the “DGCL”), the amended and restated certificate of incorporation or the amended and restated bylaws of the Company or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action, suit or proceeding to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation or the amended and restated bylaws; (e) any action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company governed by the internal affairs doctrine; or (f) any other action, suit or proceeding asserting an “internal corporate claim” as defined in Section 115 of the DGCL. The amended and restated certificate of incorporation further provides that unless we consent in writing to the selection of an alternate forum, the federal district courts of the U.S. shall, to the fullest extent permitted by the DGCL, the amended and restated certificate of incorporation and the amended and restated bylaws, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity owning, purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, described in the preceding sentences.
This exclusive choice of forum provision in our amended and restated certificate of incorporation may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder finds favorable for disputes with us or any of our directors, officers or other employees, or could result in increased costs for a stockholder to bring a claim, particularly if the stockholder does not reside in or near Delaware, both of which may discourage such lawsuits against us and our directors, officers and employees. There is uncertainty as to the enforceability of exclusive forum provisions with respect to certain matters arising under the federal securities laws, and if a court were to find these provisions of our amended and restated certificate of incorporation or amended and restated bylaws, as amended, inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, prospects, operations or financial condition. The exclusive forum provision in our amended and restated certificate of incorporation is limited to the extent permitted by law.
Risks Related to Regulatory Framework
We are required to obtain, and to comply with, government and utility company permits and approvals.
We are required to obtain, and to comply with, numerous permits and licenses from federal, state and local governmental agencies and our electricity providers. The process of obtaining and renewing necessary permits and licenses can be lengthy and complex and can sometimes result in the establishment of conditions that make the project or activity for which the permit or license was sought unprofitable or otherwise unattractive. In addition, such permits or licenses may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or licenses, or failure to comply with applicable laws or regulations, may result in the delay or temporary suspension of our operations. In particular, our Cedarvale site currently has regulatory approval for up to 215 MW of bitcoin mining capacity. The site is pending additional regulatory approvals from ERCOT and subject to such regulatory approval, can increase to a maximum of 240 MW of bitcoin mining capacity. Failure to obtain such approvals would result in the Cedarvale site not reaching its maximum designed bitcoin mining capacity.
If we were deemed to be an investment company under the Investment Company Act, applicable restrictions could make it impractical or impossible for us to continue our business as contemplated and could have a material adverse effect on our business, financial condition and results of operations.
Under Sections 3(a)(1)(A) and (C) of the Investment Company Act, a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the Investment Company Act. We conduct our operations so that we will not be deemed an investment company, including by managing our security holdings to comply with applicable limitations under the Investment Company Act. However, to the extent that certain digital assets are determined by regulators to be securities, we may be subject to additional regulatory requirements and/or additional limitations on our portfolio which could make it impractical or impossible for us to continue our business as contemplated and could have a material adverse effect on our business, prospects, operations or financial condition.
We do not believe we are, and do not intend to be, engaged in the business of investing, reinvesting, or trading in securities, and we will not hold ourselves out as being engaged in those activities. Furthermore, we monitor our holdings to ensure continuing and ongoing compliance with the 40% limit described above (or similar limits available under certain Investment Company Act exceptions and safe harbors). However, depending on its characteristics, a digital asset may be considered a “security” under the federal securities laws. If the SEC or its staff were to disagree with our treatment of certain assets (namely certain digital assets), we would need to adjust our strategy and our assets in order to continue to comply with such limits. Any such adjustment in our strategy or assets could have a material adverse effect on our business, prospects, operations or financial condition. To date, the SEC staff have treated bitcoin as a commodity, but it is possible that the SEC may deem bitcoin and other digital assets an investment security in the future. We do not believe any of the bitcoin we own, acquire or mine are securities. As a result of our investments and digital asset mining activities, it is possible that the investment securities we hold in the future could exceed applicable limits under the Investment Company Act, particularly if such SEC treatment of bitcoin changes, and, accordingly, we could determine that we have become an inadvertent investment company and do not qualify for any exemption from registration under the Investment Company Act. As of the date hereof, we do not believe that we are an inadvertent investment company. If we do become an inadvertent investment company in the future, we may take actions to cause the investment securities held by us to be less than 40% of our total assets, which may include acquiring assets with the cash or bitcoin on hand or liquidating investment securities or bitcoin or seeking a no-action letter from the SEC if we are unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. Liquidating investment securities or bitcoin could result in losses. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.
In general, as a consequence of our seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we may be restricted from acquiring certain assets or may structure investments in a manner that would be less advantageous to us than would be the case in the absence of such requirements. No assurance can be given that the SEC or its staff will concur with our classification of our assets or that the SEC staff will not, in the future, issue further guidance that may require us to reclassify those assets for purposes of qualifying for an exclusion or exemption from registration under the Investment Company Act. Additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the business strategies we have chosen. If the SEC or its staff take a position contrary to our view with respect to the characterization of any of the assets we hold, we may be deemed an unregistered investment company. Therefore, in order not to be required to register as an investment company, we may need to dispose of a significant portion of our assets or acquire significant other additional assets that may have lower returns than our expected portfolio, or we may need to modify our business plan to register as an investment company, which would result in significantly increased operating expenses. We cannot assure you that we would be able to complete these dispositions or acquisitions of assets on favorable terms, or at all. Consequently, any modification of our business plan could have a material adverse effect on our business, prospects, operations or financial condition.
There can be no assurance that we will be able to successfully avoid operating as an unregistered investment company. If the SEC determined that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would potentially be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period for which it was established that we were an unregistered investment company. Any of these results could have a material adverse effect on our business, prospects, operations or financial condition.
Ultimately, classification as an investment company under the Investment Company Act requires registration with the SEC. If an investment company fails to register, it would have to stop doing almost all business, and its contracts would become voidable. Registration is time consuming, expensive and restrictive and would require a restructuring of our operations, and we would be very constrained in the kind of business we could do as a registered investment company. Further, we would become subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and would need to file reports under the Investment Company Act regime. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required could have a material adverse effect on our business, prospects, operations or financial condition. Furthermore, our classification as an investment company could adversely affect our ability to engage in future combinations, acquisitions or other transactions on a tax-free basis. Finally, there is no guarantee that we would be able to register under the Investment Company Act at such time or take such other actions as may be necessary to ensure our activities comply with applicable law, which could force the us to cease operations and liquidate.
Since we will not be subject to the Investment Company Act, we will not be subject to its substantive provisions, including but not limited to, provisions requiring diversification of investments, limiting leverage and restricting investments in illiquid assets.
We are not registered, and do not intend to register, as an investment company under the Investment Company Act or the similar laws of any other country or jurisdiction and, accordingly, the provisions of the Investment Company Act will not be applicable to us. These provisions require investment companies to have a majority of disinterested directors, require securities held in custody to be individually segregated at all times from the securities of any other person and to be clearly marked to identify such securities as the property of such investment company and regulate the relationship between the advisor and the investment company.
Blockchain technology may expose us to sanctioned or blocked persons or may result in unintentional or inadvertent violations of economic sanctions laws and regulations.
We are subject to the rules enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), including prohibitions on conducting direct or indirect business with persons named on, or owned by persons named on, OFAC’s various sanctions lists, including the Specially Designated Nationals and Blocked Persons list. We are also prohibited from direct or indirect dealings with persons located in, organized in, or nationals of, jurisdictions subject to U.S. embargos (as of today, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea region of Ukraine), and may be prohibited from dealing with persons in other jurisdictions subject to targeted U.S. sanctions such as Venezuela, Russia, and Belarus. U.S. sanctions compliance obligations apply to transactions in digital assets and U.S. sanctions authorities have in recent years directed significant attention to sanctions compliance among the digital asset industry. Because of the pseudonymous nature of blockchain transactions, we may inadvertently and without knowledge, directly or indirectly engage in transactions with or for the benefit of prohibited persons. Civil liability for OFAC sanctions violations are typically regarded as “strict liability” violations, meaning we may be held responsible for transacting with prohibited parties even if we have no knowledge that a particular counterparty is a prohibited person under the OFAC sanctions regulations. In addition, we may be subject to non-U.S. economic sanctions laws and regulations to the extent we conduct activity within the jurisdiction of other sanctions regimes, including those of the European Union and United Kingdom.
Although we have implemented policies and procedures to promote compliance with economic sanctions, OFAC and other governmental authorities have significant discretion in the interpretation and enforcement of sanctions laws and regulations. Moreover, economic sanctions laws and regulations continue to evolve, often with little or no notice, which could raise operational or compliance challenges. If it is determined that we have transacted with prohibited persons, even inadvertently, this could result in substantial reputational harm, fines or penalties, and costs associated with governmental inquiries and investigations. Any or all of the foregoing could have a material adverse effect on our business, prospects, operations or financial condition.
Bitcoin’s and other digital assets’ status as a “security,” a “commodity” or a “financial instrument” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a digital asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.
In the U.S., the SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis. The SEC Staff has indicated that the determination of whether or not a digital asset is a security depends on the characteristics and use of that particular asset. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. The legal tests as to an asset’s status as a security are established by

U.S. Supreme Court case law, however, the application of that case law in the context of digital assets remains uncertain. Courts have also found that certain digital assets are securities, while other courts have found that certain other digital assets under specified circumstances are not securities. Further, the SEC and its staff have taken positions that certain digital assets are “securities” — often in the context of enforcement actions. We do not currently hold any digital assets for which the SEC or its staff has taken the position that such assets are securities and currently only intend to mine, invest in or transact in bitcoin. Prior public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin is a security (in its current form). Bitcoin is the only digital asset as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset and may evolve. Similarly, although the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation, or statement of the SEC and is not binding on the SEC. With the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, bitcoin is the only digital asset that senior officials at the SEC have publicly stated is unlikely to be considered a security. To date, we hold bitcoin, which is not currently treated as a “security” under U.S. federal securities law. Because we currently only intend to mine, invest in and transact in bitcoin, we do not have processes in place at this time to evaluate whether digital assets other than bitcoin are “securities” within the meaning of Section 2(a)(1) of the Securities Act. Any such processes, if developed in the future, would be risk-based assessments that do not constitute legal determinations binding on regulators or courts and would not preclude legal or regulatory action.
Following the FTX Bankruptcy and the subsequent criminal indictment against senior management, in November 2023 FTX’s founder was found guilty on charges of wire fraud, securities fraud and money laundering. In July 2023, the former CEO of Celsius was indicted on charges of securities fraud, wire fraud and commodities fraud with respect to Celsius’ business. In 2023, the SEC sued four digital asset companies, Genesis Global Capital, LLC, Gemini Trust Company, LLC, Binance Holdings Ltd. and Payward Inc. and Payward Ventures Inc. (together known as Kraken) with a variety of securities law violations. The SEC’s complaints alleged that digital asset companies’ activities constituted an offer and sale of securities under applicable law and should have been registered with the SEC or that the digital asset companies were operating as an unregistered securities exchange, broker, dealer, and clearing agency. These proceedings have had a significant adverse impact on our industry. In July 2023, a U.S. District Court found that the sale of XRP, a digital token, through blind bid-ask transactions on public exchanges by Ripple Labs, Inc. complied with U.S. federal securities laws but that the sale to sophisticated investors did not. In June 2023, the SEC filed a complaint against Coinbase Inc. and its parent (collectively, “Coinbase”) alleging, among other things, that Coinbase Inc. has violated U.S. federal securities laws by failing to register with the SEC as a national securities exchange, broker-dealer, and clearing agency, in connection with activities involving certain identified digital assets that the SEC’s complaint alleges are securities. The SEC’s complaint against Coinbase does not allege that bitcoin is a security nor does it allege that Coinbase Inc.’s activities involving bitcoin caused the alleged registration violations. Whether there will be additional legislation or regulation of digital assets is uncertain. While we believe our holdings are not securities, we cannot assure you that future legislation or regulation could not have a material adverse effect on our business, prospects, operations or financial condition.
To the extent that the SEC or a court or foreign authority determines that any digital assets we hold, or choose to hold in the future, are securities, that determination could prevent us from continuing to hold or mine those digital assets. It could also result in regulatory enforcement penalties and financial losses in the event that we have liability to our customers and need to compensate them for any losses or damages. We could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with securities registration requirements. Such an action could result in injunctions and cease and desist orders, as well as civil monetary penalties, fines, disgorgement, criminal liability, and reputational harm. Moreover, all transactions in such digital assets would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit the liquidity, usability and transactability of the relevant digital assets. The networks on which such digital assets are used might be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, any determination that bitcoin is a security could draw negative publicity and cause a decline in the general acceptance of digital assets. Also, it would make it more difficult for bitcoin to be traded, cleared, and custodied as compared to other digital assets that are not considered to be securities. Lastly, any determination that a digital asset we hold, or choose to hold in the future, is a “security” may require us to register as an investment company under the Investment Company Act.
The nature of our business requires the application of complex financial accounting rules. Because there has been limited guidance provided and precedent set for financial accounting of bitcoin and other cryptocurrency assets, the determination that we have made for how to account for cryptocurrency assets transactions may be subject to change.
The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change.
Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In December 2023, FASB issued Accounting Standards Update (“ASU”) No. 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. Under the guidance, an entity is required to: measure crypto assets at fair value with changes recognized in net income each reporting period, present crypto assets and related fair value changes separately in the balance sheet and income statement and include various disclosures in interim and annual periods. The ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2024, with early adoption permitted in any interim or annual period after the issuance of the ASU. The updated guidance is effective January 1, 2025, however, we have chosen to early adopt the amendments as of January 1, 2024.
Many companies’ accounting policies are subject to heightened scrutiny by regulators and the public. Further, there has been limited precedents for the financial accounting of crypto assets and related valuation and revenue recognition, and limited interpretative guidance has been provided by the FASB and no official guidance by the SEC. As such, there remains significant uncertainty on how companies can account for crypto asset transactions, crypto assets, and related revenue.
Uncertainties in or changes to regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information. Such a restatement could adversely affect the accounting for our newly earned bitcoin and more generally negatively impact our business, prospects, financial condition and results of operations. Such circumstances would have a material adverse effect on our ability to continue as a going concern, which would have a material adverse effect on our business, prospects or operations as well as and potentially the value of any cryptocurrencies we hold or expect to acquire for our own account and harm investors.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.
We are subject to income taxes in the U.S. and other jurisdictions, and our tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

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changes in the valuation of any deferred tax assets and liabilities;

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expected timing and amount of the release of any tax valuation allowances;

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tax effects of stock-based compensation;

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costs related to intercompany restructurings;

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changes in tax laws, regulations or interpretations thereof; or

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lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have a material adverse effect on our business, prospects, operations or financial condition.
Future developments regarding the treatment of crypto assets for U.S. and foreign tax purposes could have a material adverse effect on our business, prospects, operations or financial condition.
Due to the new and evolving nature of crypto assets and the absence of comprehensive legal guidance with respect to crypto asset products and transactions, many significant aspects of the U.S. and foreign tax treatment of transactions involving crypto assets, such as bitcoin, are uncertain, and it is unclear what guidance may be issued in the future regarding the treatment of crypto asset transactions, including mining, for such tax purposes. Current Internal Revenue Service (“IRS”) guidance indicates that crypto assets such as bitcoin should be treated and taxed as property, and that transactions involving the payment of crypto assets such as bitcoin for goods and services should be treated as barter transactions. While that treatment creates the potential for the recognition of taxable income or gain (and potential information reporting obligations) whenever a bitcoin passes from one person to another (including in off-blockchain transactions), it permits certain such income or gains recognized by individuals to be taxed at the favorable rates applicable to capital gains (as opposed to ordinary income).
There can be no assurance that the IRS or any other tax authority will not alter its existing position with respect to crypto assets in the future or that a court would uphold the treatment of bitcoin or other crypto assets as property, rather than currency. Any such alteration of existing IRS, state, local, or foreign tax authority positions or additional guidance regarding crypto asset products and transactions could result in adverse tax consequences for holders of digital assets and could have an adverse effect on the value of crypto assets and the broader crypto assets markets. Future technological and operational developments that may arise with respect to crypto assets may increase the uncertainty of the treatment of crypto assets for U.S. and foreign tax purposes. The uncertainty regarding the tax treatment of crypto asset transactions, as well as the potential promulgation of new U.S. federal income, state or foreign tax laws or guidance relating to crypto asset transactions, or changes to existing laws or guidance, could have a material adverse effect on our business, prospects, operations or financial condition.
Regulatory developments regarding crypto assets and crypto asset markets could have a material adverse effect on our business, prospects, operations or financial condition.
Due to the new and evolving nature of crypto assets, a number of governments or governmental bodies are contemplating legislative and regulatory changes with respect to the treatment of crypto assets and transactions. For example, certain governments have deemed digital assets illegal or have curtailed the use of digital assets by prohibiting the acceptance of payment in bitcoin and other digital assets for consumer transactions and barring banking institutions from accepting deposits of digital assets. In some jurisdictions, such as in the U.S., digital assets are subject to extensive and evolving regulatory requirements. There is a risk that relevant authorities in any jurisdiction may impose more onerous regulation on bitcoin, for example banning its use, regulating its operation, or otherwise changing its regulatory treatment. Such changes may introduce a cost of compliance and could have a material adverse effect on our business, prospects, operations or financial condition.
Our business may be subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements. We are required to obtain, and to comply with, government permits and approvals.
Our business may be subject to extensive federal, state and local laws. Compliance with, or changes to, the requirements under these legal and regulatory regimes may cause us to incur significant additional costs or could have a material adverse effect on our business, prospects, operations or financial condition. Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and/or costly litigation before the agencies and/or in state or federal court.
The regulatory environment has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. These changes are ongoing, and we cannot predict the future design of the power markets or the ultimate effect that the changing regulatory environment will have on our business. If competitive restructuring of the electric power markets is reversed, discontinued, delayed or materially altered, our business, financial condition, results of operations and prospects could be negatively impacted.
We may be at a higher risk of litigation and other legal proceedings due to heightened regulatory scrutiny of the cryptocurrency industry, which could ultimately be resolved against us, requiring material future cash payments or charges, which could impair our financial condition and results of operations.
The size, nature and complexity of our business could make it susceptible to various claims, both in litigation and binding arbitration proceedings, legal proceedings, and government investigations, due to the heightened regulatory scrutiny following the recent disruptions in the crypto asset markets. We believe that since cryptocurrency mining, and the digital asset industry generally, is a relatively new business sector, it is more likely subject to government investigation and regulatory determination, particularly following the recent cryptocurrency market participant bankruptcies described elsewhere herein. Any claims, regulatory proceedings or litigation that could arise in the course of our business could have a material adverse effect on our business, prospects, operations or financial condition.
The regulatory and legislative developments related to environmental concerns may materially adversely affect our brand, reputation, business, results of operations and financial position.
Given the very significant amount of electrical power required to operate bitcoin mining machines, as well as the environmental impact of mining for the rare earth metals used in the production of bitcoin mining servers, the crypto mining industry may become a target for future environmental and energy regulation. In addition, our operations may be subject to federal, state and local laws and regulations governing air and water quality, hazardous and solid waste disposal and other environmental matters. Legislation and increased regulation regarding climate change and other environmental concerns could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, costs to purchase renewable energy credits or allowances and other costs to comply with such regulations. Specifically, imposition of a tax or other regulatory fee in a jurisdiction where we operate or on electricity that we purchase could result in substantially higher energy costs, and due to the significant amount of electrical power required to operate mining machines, could in turn put our facilities at a competitive disadvantage. Any future environmental regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change and the environment by us or other companies in the same industry could harm our reputation. Any of the foregoing could have a material adverse effect on our business, prospects, operations or financial condition.
Changes in laws, regulations or rules, or a failure to comply with any laws, regulations or rules, could have a material adverse effect on our business, prospects, operations or financial condition.
We are subject to laws, regulations and rules enacted by national, regional and local governments and Nasdaq. In particular, we are required to comply with certain SEC, Nasdaq and other legal or regulatory requirements. Compliance with, and monitoring of, applicable laws, regulations and rules may be difficult, time consuming and costly. Those laws, regulations or rules and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, prospects, operations or financial condition. In addition, a failure to comply with applicable laws, regulations or rules, as interpreted and applied, could have a material adverse effect on our business, prospects, operations or financial condition.
In particular, the State of Texas recently sent a mandatory survey from the U.S. Energy Information Administration, seeking extensive information regarding some bitcoin miners’ use of electricity and certain other information regarding their operations, solely for the month of January 2024. While the impact of this and other similar surveys is unclear, such reports may be used to support adverse legislative or regulatory action against the bitcoin mining industry. Surveys and other regulatory actions could increase our cost of operations or otherwise make it more difficult for us to operate at our current locations.
Regulatory actions in one or more countries could severely affect the right to acquire, own, hold, sell or use certain cryptocurrencies or to exchange them for fiat currency.
In 2021, the Chinese government declared that all digital currency-related business activities are illegal, effectively banning mining and trading in cryptocurrencies, such as bitcoin. Other countries, such as India or Russia, may take similar regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use cryptocurrencies or to exchange them for fiat currency. In some nations, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Such restrictions may adversely affect us as the large-scale use of cryptocurrencies as a means of exchange is presently confined to certain regions.
Furthermore, in the future, foreign governments may decide to subsidize or in some other way support certain large-scale cryptocurrency mining projects, thus adding hashrate to the overall network. Such circumstances could have a material adverse effect on the amount of bitcoin we may be able to mine, the value of bitcoin and any other cryptocurrencies we may potentially acquire or hold in the future and, consequently could have a material adverse effect on our business, prospects, operations or financial condition.
Risks Related to Bitcoin Mining
Our future success depends upon the value of bitcoin. The value of bitcoin may be subject to pricing risk and has historically been subject to high volatility.
Our operating results depend on the value of bitcoin as it is presently the only digital asset that we mine. This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin (which has ranged from a high of approximately $73,000 to a low of approximately $15,000 between January 1, 2021 and March 31, 2024, according to Coinbase). These changes in the value of bitcoin will also cause the value assigned to the bitcoin we hold on our balance sheet to fluctuate.
If other digital assets were to achieve acceptance at the expense of bitcoin causing the value of bitcoin to decline, or if bitcoin were to switch its proof of work encryption to an algorithm for which our miners are not specialized, or if the value of bitcoin were to decline for other reasons, particularly if such decline were significant or over an extended period of time our operating results and financial statement presentation would be adversely affected. In such circumstances, there could be balance sheet impairments, a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, operations or financial condition. The market price of bitcoin, which has historically been volatile and is impacted by a variety of factors (including those discussed herein), is determined primarily using data from various exchanges, over-the-counter markets and derivative platforms. Furthermore, such prices may be subject to factors such as those that impact commodities, more so than business activities, which could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory or other conditions. Pricing may be the result of, and may continue to result in, speculation regarding future appreciation in the value of bitcoin, or our share price, inflating and making their market prices more volatile or creating “bubble” type risks for bitcoin and holders of shares of our Class A common stock.
Our digital assets may be subject to loss, damage, theft, or restriction on access. Additionally, incorrect or fraudulent digital asset transactions may be irreversible.
There is a risk that part or all of our digital assets could be lost, stolen, or destroyed. Digital assets are stored in digital asset sites commonly referred to as “wallets” which may be accessed to exchange a holder’s digital assets. We currently hold our bitcoin only in cold wallets. A cold wallet refers to a digital currency wallet that is not connected to the Internet but held in “cold storage”. Cold storage is generally more secure but is not ideal for rapid or regular transactions. Though we currently hold our bitcoin in cold storage to reduce the risk of malfeasance, this risk cannot be eliminated. Our digital assets may be an appealing target to hackers or malware distributors seeking to destroy, damage, or steal such digital assets. Hackers or malicious actors may attempt to steal bitcoin, such as by attacking the Bitcoin network’s source code, exchange miners, nodes, third-party platforms, storage locations or software, our general computer systems or networks, or by other means. We may be unable to prevent loss, damage, or theft, whether caused intentionally, accidentally or by act of God. Access to our digital assets could also be restricted by natural events (such as an earthquake or flood) or human actions (such as a terrorist attack). Any of these events could have a material adverse effect on our business, prospects, operations or financial condition. Further, it is possible that, through computer or human error, theft, or criminal action, our digital assets could be transferred in incorrect amounts or to unauthorized third parties or accounts. In general, bitcoin transactions are irrevocable, and stolen or incorrectly transferred digital assets may be irretrievable, and we may have extremely limited or no effective means of recovering such bitcoin. As a result, any incorrectly executed or fraudulent bitcoin transactions could have a material adverse effect on our business, prospects, operations or financial condition.
Digital assets, including those maintained by or for us, may be exposed to cybersecurity threats and hacks.
As with any computer code generally, flaws in digital asset cryptographic primitives such as hash functions, Merkle trees and digital signatures or similar cryptographic methods, and the implementations of any digital asset protocol software, including those used by bitcoin, have been and may be vulnerable to exploitation by malicious actors. Several such errors and defects have been found in multiple cryptocurrency networks, including bitcoin, previously, including those that would have allowed attackers to shut down a cryptocurrency network through denial of service, disable functionality for users and expose users’ information, or take or create cryptocurrency balances. Our devices, as well as our miners, computer systems and those of third parties that we use in our operations, may be vulnerable to cyber-security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our miners and computer systems or those of third parties that we use in our operations. We could be hacked and certain of our assets, including bitcoin, could be stolen. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, operations or financial condition and potentially the value of any bitcoin that we mine or otherwise acquire or hold for our own account.
If a malicious actor or botnet obtains control in excess of 50% of the processing power active on the Bitcoin network, it is possible that such actor or botnet could manipulate the blockchain in a manner that adversely affects our business.
If a malicious actor or botnet obtains a majority of the processing power dedicated to mining on the Bitcoin network, it may be able to alter the blockchain by constructing alternate blocks if it is able to solve for such blocks faster than the remainder of the miners on the blockchain can add valid blocks. In such alternate blocks, the malicious actor or botnet could control, exclude or modify the ordering of transactions. Using alternate blocks, the malicious actor could “double-spend” its own digital assets (i.e., spend the same digital assets in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintains control. To the extent that such malicious actor or botnet does not yield its majority control of the processing power or the digital asset community does not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible. Further, a malicious actor or botnet could create a flood of transactions in order to slow down confirmations of transactions on the Bitcoin network. Such changes could have a material adverse effect on our business, prospects, operations or financial condition.
Although there have been no reports of such activity on the Bitcoin network, certain mining pools may have exceeded the 50% threshold on the Bitcoin network in the past. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of digital asset transactions, and this risk is heightened if over 50% of the processing power on the Bitcoin network falls within the jurisdiction of a single governmental authority. To the extent that the bitcoin ecosystem, including the core developers and the administrators of mining pools, does not act to ensure greater decentralization of mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin network will increase, which could have a material adverse effect on our business, prospects, operations or financial condition.

We may face risks of internet disruptions, which could have an adverse effect on the price of bitcoin and could have a material adverse effect on our business, prospects, operations or financial condition.
A disruption of the internet may affect the use of bitcoin and subsequently our value. Generally, bitcoin is dependent on the internet, and our business of mining digital assets is dependent on the internet as well. A significant disruption in internet connectivity could disrupt a digital currency’s network operations until the disruption is resolved and have an adverse effect on the price of bitcoin and our ability to contribute computing power to pools that mine bitcoin.
The impact of geopolitical and economic events on the supply and demand for crypto assets, including bitcoin, is uncertain.
Geopolitical crises may motivate large-scale purchases of bitcoin and other crypto assets, which could increase the price of bitcoin and other crypto assets rapidly. Our business and the infrastructure on which our business relies is vulnerable to damage or interruption from catastrophic occurrences, such as war, civil unrest, terrorist attacks, geopolitical events, disease, such as the COVID-19 pandemic, and similar events. Specifically, the uncertain nature, magnitude, and duration of hostilities stemming from Russia’s military invasion of Ukraine, the deteriorating of the relationship between the U.S. and China, and the recent conflict between Israel and Hamas, including the potential effects of sanctions limitations, retaliatory cyber-attacks on the world economy and markets, and potential shipping delays, have contributed to increased market volatility and uncertainty, which could have an adverse impact on macroeconomic factors that affect our business. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory following such downward adjustment. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in bitcoin as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.
As an alternative to fiat currencies that are backed by central governments, bitcoin, which is relatively new, is subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our Class A common stock. Political or economic crises may motivate large-scale acquisitions or sales of bitcoin either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, operations or financial condition and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account.
Flaws in the source code of bitcoin or the underlying cryptography could leave the Bitcoin network vulnerable to a multitude of attack vectors.
If the source code or cryptography underlying bitcoin proves to be flawed or ineffective, malicious actors may be able to steal bitcoin held by others, which could negatively impact the demand for bitcoin and therefore adversely impact the price of bitcoin. In the past, flaws in the source code for bitcoin have been discovered. Several errors and defects have been publicly found and corrected, including those that disabled some functionality for users and exposed users’ personal information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money in contravention of known network rules have occurred. In addition, the cryptography underlying bitcoin could prove to be flawed or ineffective, or developments in mathematics and/or technology, including advances in digital computing, algebraic geometry, and quantum computing, could result in such cryptography becoming ineffective and could allow a malicious actor to obtain control in excess of 50% of the processing power on the Bitcoin network, as further described herein. In any of these circumstances, a malicious actor may be able to steal bitcoin held by others, which could adversely affect the demand for bitcoin and therefore adversely impact the price of bitcoin. Even if the affected digital asset is not bitcoin, any reduction in confidence in the source code or cryptography underlying digital assets generally could negatively impact the demand for bitcoin and therefore could have a material adverse effect on our business, prospects, operations or financial condition.
Furthermore, a malicious actor may also obtain control over the Bitcoin network through its influence over core or influential developers. For example, this could allow the malicious actor to stymie legitimate network development efforts or attempt to introduce malicious code to the network under the guise of a software improvement proposal by such a developer, which could adversely impact the bitcoin ecosystem and subject us to risks of malicious action, which could have a material adverse effect on our business, prospects, operations or financial condition.
Demand for bitcoin is driven, in part, by it being generally recognized as the most prominent and secure digital asset. Digital assets other than bitcoin could have features that make them more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for bitcoin, which could have a negative effect on the price of bitcoin and adversely affect an investment in us.
Bitcoin, as an asset, holds “first-to-market” advantages over other digital assets. This first-to-market advantage is driven in large part by having the largest user base and, more importantly, the largest mining power in use to secure its blockchain and transaction verification system. Having a large mining network results in greater user confidence regarding the security and long-term stability of a digital asset’s network and its blockchain; as a result, the advantage of more users and miners makes a digital asset more secure, which makes it more attractive to new users and miners, resulting in a network effect that strengthens the first-to-market advantage. Despite the first-mover advantage of the Bitcoin network over other digital asset networks, it is possible that another digital asset could become materially more popular due to either a perceived or exposed shortcoming of the Bitcoin network protocol that is not immediately addressed by the bitcoin contributor community or a perceived advantage of another digital asset that includes features not incorporated into bitcoin. If a digital asset obtains significant market share (either in market capitalization, mining power or use as a payment technology), this could reduce bitcoin’s market share as well as other digital assets that we may become involved in and have a negative effect on the demand for, and price of, such digital assets and could have a material adverse effect on our business, prospects, operations or financial condition. It is possible that we could mine alternative digital assets in the future, but we may not have as much experience mining such assets, which may put us at a competitive disadvantage.
Forks in a digital asset network may occur in the future which may affect the value of bitcoin held by Ionic Digital.
To the extent that a significant majority of users and miners on a digital asset network install software that changes the digital asset network or properties of a digital asset, including the irreversibility of transactions and limitations on the mining of new digital asset, the digital asset network would be subject to new protocols and software. However, if less than a significant majority of users and miners on the digital asset network consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” of the network, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two versions of the digital asset running in parallel that lack interchangeability and necessitate an exchange-type transaction to convert currencies between the two forks. Additionally, it may be unclear following a fork which fork represents the original asset and which is the new asset. Different metrics adopted by industry participants to determine which is the original asset may include: referring to the wishes of the core developers of a digital asset, which blockchains have the greatest amount of hashing power contributed by miners or validators; or which blockchains have the longest chain.
The Ethereum network, another blockchain, previously forked in 2016 as a consequence of a hack of a decentralized autonomous organization. A fork in the Bitcoin network could adversely affect our ability to operate or the market value of bitcoin and therefore, an investment in our securities. We may not be able to realize the economic benefit of a fork, either immediately or ever, which could have a material adverse effect on our business, prospects, operations or financial condition.. If we hold bitcoin at the time of a hard fork of either into two digital assets, industry standards would dictate that we would be expected to hold an equivalent amount of the old and new assets following the fork. We may not be able, or it may not be practical, however, to secure or realize the economic benefit of the new asset for various reasons. Additionally, laws, regulation or other factors may prevent us from benefiting from the new asset even if there is a safe and practical way to custody and secure the new asset.

The loss or destruction of private keys required to access any bitcoin held in custody for our own account may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any bitcoin, it could cause regulatory scrutiny, reputational harm, and other losses.
Bitcoin is generally controllable only by the possessor of the unique private key relating to the digital wallet in which the bitcoin are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private to prevent a third party from accessing the bitcoin held in such a wallet. To the extent that any of the private keys relating to any of our hot wallet or cold storage containing bitcoin is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, we will be unable to access the bitcoin held in the related wallet. Further, we cannot provide assurance that our wallet will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store our bitcoin could adversely affect our ability to access or sell our bitcoin and subject us to significant financial losses. As such, any loss of private keys due to a hack, employee or service provider misconduct or error, or other compromise by third parties could result in significant losses and could have a material adverse effect on our business, prospects, operations or financial condition.. The insurance or indemnity provisions of our custody agreement, or other agreements, with a custodian who holds our bitcoin may not cover any such losses.
To the extent that any miners cease to record transactions in solved blocks, transactions that do not include the payment of a transaction fee will not be recorded on the bitcoin blockchain until a block is solved by a miner that does not require the payment of transaction fees. Any widespread delays in the recording of transactions could result in a loss of confidence in the Bitcoin network, which could adversely affect us.
To the extent that any miners cease to record transactions in solved blocks, such transactions will not be recorded on the blockchain. Currently, there are no known incentives for miners to elect to exclude the recording of transactions in solved blocks; however, to the extent that any such incentives arise (e.g., a collective movement among miners or one or more mining pools forcing bitcoin users to pay transaction fees as a substitute for or in addition to the award of new bitcoin upon the solving of a block), actions of miners solving a significant number of blocks could delay the recording and confirmation of transactions on the bitcoin blockchain. Any systemic delays in the recording and confirmation of transactions on its blockchain could result in greater exposure to double-spending transactions and a loss of confidence in the Bitcoin network, which could have a material adverse effect on our business, prospects, operations or financial condition.
The open-source structure of the digital asset network protocol, including bitcoin, means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage the Bitcoin network and our value.
The Bitcoin network operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open-source project, bitcoin is not represented by an official organization or authority and its software is available free of charge in accordance with the terms of open-source licenses, such as the MIT License. As the Bitcoin network protocol is not commercially licensed and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the Bitcoin network protocol. The typical lack of guaranteed financial incentive for contributors to maintain or develop the Bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the Bitcoin network may reduce incentives to address the issues adequately or in a timely manner. Changes to the Bitcoin network could have a material adverse effect on our business, prospects, operations or financial condition.
Significant Bitcoin network contributors could propose amendments to the Bitcoin network’s protocols and software that, if accepted and authorized by the Bitcoin network, could adversely affect us.
Significant Bitcoin network contributors could propose refinements or improvements to the Bitcoin network’s source code through one or more software upgrades that alter the protocols and software that govern the Bitcoin network and the properties of bitcoin, including the irreversibility of transactions and limitations on the mining of new bitcoin. Proposals for upgrades and discussions relating thereto take place on online forums. For example, there is an ongoing debate regarding altering the bitcoin blockchain by increasing the size of blocks to accommodate a larger volume of transactions. Although some proponents support an increase, other market participants oppose an increase to the block size as it may deter miners from confirming transactions and concentrate power into a smaller group of miners. Additionally, bitcoin could change its mining algorithm in a fashion which could render our mining equipment obsolete. To the extent that a significant majority of the users and miners on the Bitcoin network install such software upgrade(s), the Bitcoin network would be subject to new protocols and software that could have a material adverse effect on our business, prospects, operations or financial condition.
Banks and financial institutions vary in the services they provide to businesses that engage in blockchain technology or that accept cryptocurrencies as payment.
Although a number of significant U.S. banks and financial institutions allow customers to carry and invest in bitcoin, the acceptance and use by banks and other institutions of digital assets, including bitcoin, varies. This risk may be further exacerbated in the current environment in light of several high-profile bankruptcies in the digital assets industry, as well as recent bank failures, which have disrupted investor confidence in digital assets and led to a rapid escalation of oversight of the digital asset industry. For example, certain banks have implemented enhanced know-your-customer and anti-money laundering requirements in connection with potential digital asset customers. These enhanced requirements may make it more difficult or impossible for digital asset-related companies to find banking or financial services. If we are unable to engage in traditional banking and custody arrangements with banking institutions, it would experience increased operating costs which could have a material adverse effect on our business, prospects, operations or financial condition.
Additionally, a number of companies and individuals or businesses associated with digital assets may have had and may continue to have their existing banking services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to digital assets has been to exclude their use for ordinary consumer transactions. In May 2021, the Chinese government called for a crackdown on bitcoin mining and trading. In September 2021, Chinese regulators instituted the China Ban, which banned all cryptocurrency transactions. In March 2022, the SEC announced its views regarding the accounting for entities that have obligations to safeguard crypto-assets and entity holds for platform users, and addressed a number of technological, legal and regulatory risks that it believed could have a significant or negative impact on an entity’s operations and financial conditions.
The usefulness of bitcoin, the only digital asset that we currently mine, as a payment system and the public perception of bitcoin could be damaged if banks or financial institutions were to close the accounts of businesses engaging in bitcoin and/or other digital asset-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and The Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect its relationships with financial institutions and impede our ability to convert bitcoin to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on our business, prospects, operations or financial condition.
We may not be able to compete with other companies, some of whom have greater resources and experience.
We may not be able to compete successfully against present or future competitors. We may not have the resources to compete with larger providers of similar services at this time. The digital asset industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than we may have. Additionally, the number of bitcoin and other digital asset mining companies has increased in recent years. With the limited resources that we have available, we may experience great difficulties in expanding and improving our network of computers to remain competitive. Competition from existing and future competitors, particularly those that have access to competitively priced energy, including energy providers themselves, could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. This competition from other entities with greater resources, experience and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan. If we are unable to expand and remain competitive, our business could be negatively affected, which could have a material adverse effect on our business, prospects, operations or financial condition.
Competition from central bank digital currencies (“CBDCs”) could adversely affect the value of bitcoin.
Central banks in some countries have started to introduce digital forms of legal tender. For example, China’s CBDC project was made available to consumers in January 2022, and governments from Russia to the European Union have been discussing potential creation of new digital currencies. A 2021 survey of central banks by the Bank for International Settlements found that 86% are actively researching the potential for CBDCs, 60% were experimenting with the technology and 14% were deploying pilot projects. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could have an advantage in competing with, or replacing, bitcoin and other cryptocurrencies as a medium of exchange or store of value. As a result, the value of bitcoin could decrease, which could have a material adverse effect on our business, prospects, operations or financial condition.
The decentralized nature of digital asset systems may lead to slow or inadequate responses to crises, which may negatively affect our business.
The decentralized nature of the governance and administration of digital asset systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many digital asset systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in governance of the bitcoin system leads to ineffective decision making that slows development and growth of bitcoin, or slows a response to a problem such as addressing a critical vulnerability in the cryptographic primitives or software implementation of bitcoin, these events could have a material adverse effect on our business, prospects, operations or financial condition.
Bitcoin may have concentrated ownership and large sales or distributions by holders of bitcoin could have an adverse effect on the market price of bitcoin.
Historically, a limited number of bitcoin wallets held a significant portion of the bitcoin in circulation. Moreover, it is possible that other persons or entities control multiple wallets that collectively hold a significant number of bitcoin, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could have an adverse effect on the market price of bitcoin.
Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in bitcoin.
We compete with other users and companies that are mining bitcoin and other potential financial vehicles, including securities backed by or linked to bitcoin through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in bitcoin directly, which could limit the market for our shares and reduce our liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, operations or financial condition and potentially the value of any bitcoin we mine, or bitcoin we otherwise acquire or hold for our own account.
The development and market acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or other alternatives.
The development and acceptance of competing blockchain platforms or technologies may cause consumers to use alternative distributed ledgers or an alternative to distributed ledgers altogether. Our business utilizes presently existent digital ledgers and blockchains, and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to various blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects, operations or financial condition and potentially the value of any bitcoin we mine, or bitcoin we otherwise acquire or hold for our own account.
We may be subject to additional various risks associated with bitcoin held by custodians in custody for us.
The insurance policy of our third-party custodian that covers losses of bitcoin up to an aggregate amount of $100 million across all of its custodial arrangements is anticipated to cover only a small fraction of the value of the entirety of our digital asset holdings, and there can be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our bitcoin.
In addition, we believe that existing law and the terms and conditions of our contractual arrangements with our custodians would not result in the bitcoin held by our custodians being considered part of the custodian’s bankruptcy estate were the custodian to file for bankruptcy. However, applicable insolvency law is not fully developed with respect to the holding of digital assets in custodial accounts and, if our custodially-held bitcoin were, in the event of a bankruptcy of any of our custodians, nevertheless considered to be the property of a bankruptcy estate, the bitcoin custodially-held on our behalf could be subject to bankruptcy proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such bitcoin. Any such outcome could have a material adverse effect on our business, prospects, operations or financial condition.
Digital assets held by Ionic Digital are not subject to FDIC or SIPC protections.
Currently, custodians that hold and safeguard digital assets are not banking institutions or members of the FDIC or SIPC. Therefore, our digital assets will not be subject to the protections provided to depositors with FDIC or SIPC member institutions.
Intellectual property rights claims may adversely affect the operation of some or all digital asset networks.
Third parties have asserted and may assert intellectual property claims relating to the holding and transfer of digital assets and their source code. Regardless of the merit of any intellectual property or other legal action, any threatened action that reduces confidence in some or all digital asset networks’ long-term viability or the ability of end-users to hold and transfer digital assets could have a material adverse effect on our business, prospects, operations or financial condition.
Additionally, a meritorious intellectual property claim could prevent us and other end-users from accessing some or all digital asset networks or holding or transferring their digital assets. As a result, an intellectual property claim against us or other large digital asset network participants could have a material adverse effect on our business, prospects, operations or financial condition.
The digital assets exchanges on which bitcoin trades are relatively new and, in most cases, largely unregulated and have therefore experienced more fraud and failure compared to established, regulated exchanges for other assets. In the event that digital assets exchanges representing a substantial portion of the volume in bitcoin trading are involved in fraud or experience security failures or other operational issues, such digital assets exchanges’ failures may result in a reduction in the price of bitcoin and can adversely affect us.
Digital assets exchanges on which bitcoin trades are new and, in most cases, largely unregulated. Furthermore, many digital assets exchanges (including several of the most prominent U.S. dollar denominated bitcoin exchanges) do not provide the public with significant information regarding their ownership structure, management teams, corporate practices, or regulatory compliance. As a result, the marketplace may lose confidence in, or may experience problems relating to, digital asset exchanges, including prominent exchanges handling a significant portion of the volume of bitcoin trading.

Some large digital asset exchanges have already experienced fraud and/or failure. The bankruptcies of Celsius Network, FTX, and BlockFi were unexpected and significantly reduced confidence in the digital assets industry generally and bitcoin specifically. A lack of stability in the digital assets exchange market and the closure or temporary shutdown of bitcoin exchanges due to fraud, business failure, hackers or malware, or government-mandated regulation may reduce confidence in the Bitcoin network and result in greater volatility in bitcoin value. These potential consequences of a digital assets exchange’s failure could have a material adverse effect on our business, prospects, operations or financial condition.
The characteristics of digital assets have been, and may in the future continue to be, exploited to facilitate illegal activity including, but not limited to, fraud, money laundering, tax evasion and ransomware scams, which could negatively affect us.
Digital currencies and the digital currency industry are relatively new and, in many cases, lightly regulated or largely unregulated. Some types of digital currency have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital currency transactions and encryption technology that anonymizes these transactions, that make digital currency particularly susceptible to use in illegal activity including, but not limited to, fraud, money laundering, tax evasion and ransomware scams. Two prominent examples of marketplaces that accepted digital currency payments for illegal activities include Silk Road, an online marketplace on the dark web that, among other things, facilitated the sale of illegal drugs and forged legal documents using digital currencies, and AlphaBay, another darknet market that utilized digital currencies to hide the locations of its servers and identities of its users. Both of these marketplaces were investigated and closed by U.S. law enforcement authorities. U.S. regulators, including the SEC, CTFC, and Federal Trade Commission (“FTC”), as well as non-U.S. regulators, have taken legal action against persons alleged to be engaged in Ponzi schemes and other fraudulent schemes involving digital currencies. In addition, the FBI has noted the increasing use of digital currency in various ransomware scams.
While we believe that our risk management and compliance framework, which includes thorough reviews we conduct as part of our due diligence process, is reasonably designed to detect any such illicit activities conducted by our potential or counterparties, we cannot ensure that we will be able to detect any such illegal activity in all instances. Because the speed, irreversibility and anonymity of certain digital currency transactions make them more difficult to track, fraudulent transactions may be more likely to occur. We, or our potential banking counterparties, may be specifically targeted by individuals seeking to conduct fraudulent transfers, and it may be difficult or impossible for us to detect and avoid such transactions in certain circumstances. If one of our counterparties (or in the case of digital currency exchanges, their customers) were to engage in or be accused of engaging in illegal activities using digital currency, we could be subject to various fines and sanctions, including limitations on our activities, which could also cause reputational damage and could have a material adverse effect on our business, prospects, operations or financial condition.
Risks Related to Ownership of the Class A Common Stock
We are an emerging growth company and are able to take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make the Class A common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest of (i) December 31, 2029, the last day of the fiscal year following the fifth anniversary of the date of the first sale of the Class A common stock; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules.
We expect that we will remain an emerging growth company for at least a couple of years but cannot retain our emerging growth company status indefinitely and will under current law no longer qualify as an emerging growth company no later than December 31, 2029. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.
For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

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not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (“PCAOB”) regarding mandatory audit firm rotation or supplement to the auditor’s report providing additional information about the audit and the financial statements;

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reduced disclosure obligations regarding executive compensation; and

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not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously adopted.

For as long as we continue to be an emerging growth company, we expect that we will take advantage of the reduced disclosure obligations available to us as a result of that classification.
We currently do not intend to pay dividends on our Class A common stock.
We do not anticipate that we will pay any cash dividends on shares of our Class A common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.
Prior to the effectiveness of this Registration Statement and the listing of our Class A common stock on Nasdaq, all of our Class A common stock was subject to the transfer restrictions contained in our Certificate of Incorporation, which restrictions terminate upon such effectiveness and listing or waiver. However, an active trading market for our Class A common stock may not develop.
Prior to the completion of this registration and the listing of our Class A common stock, all of our outstanding Class A common stock was subject to the transfer restrictions contained in our Amended and Restated Certificate of Incorporation approved by the Bankruptcy Court as part of the Plan, and therefore there has been no public market for such stock. Following the effectiveness of this registration and such listing or waiver, such transfer restrictions will terminate. However, the future liquidity of any market for shares of our Class A common stock will depend upon, among other things, the number of holders of shares of Class A common stock, our financial performance, and the market for the Class A shares and similar securities, none of which can be determined or predicted. Accordingly, there can be no assurance that an active trading market for the Class A common stock will develop, nor can any assurance be given as to the liquidity or prices at which such securities might be traded. The liquidity of the Class A common stock depends on whether it is listed on an exchange, trades through an alternative trading system (“ATS”), or trades over-the-counter. While we intend to apply to list the Class A common stock on Nasdaq, the application may not be approved and any exchange listing is not certain.
The price of our Class A common stock may be volatile and fluctuate substantially.
If a trading market for our Class A common stock develops, future trading prices of the Class A common stock may be volatile and will depend on many factors, including the following: our operating performance and financial condition; the interest of securities dealers in making a market for the shares; and the market for similar securities. Additionally, the sale of shares of Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of

Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Certain holders of our Class A common stock may be restricted in their ability to transfer or sell their securities.
Under the Plan, Celsius relied on section 1145(a) of the Bankruptcy Code to exempt from registration under the Securities Act the offer, issuance, and distribution of the Class A common stock issued in connection with the satisfaction, settlement, release, and discharge of allowed claims under the Plan. To the extent that securities issued pursuant to the Plan are covered by section 1145(a)(1) of the Bankruptcy Code, such securities may be resold by the holders thereof without registration under the Securities Act unless the holder is an “underwriter,” as defined in section 1145(b) of the Bankruptcy Code, with respect to such securities. Resales by holders of claims or interests (as applicable) who receive Class A common stock in connection with the satisfaction, settlement, release, and discharge of allowed claims under the Plan that are deemed to be “underwriters” would not be exempt by section 1145 of the Bankruptcy Code from registration under the Securities Act or applicable law. Such holders would only be permitted to sell such securities without registration if they are able to comply with an applicable exemption from registration, including Rule 144 of the Securities Act. To transfer or sell shares of the Company, a holder may have to open a brokerage account with an institution that can hold and transfer its shares. It may be difficult for holders in certain foreign jurisdictions to open brokerage accounts.
We may issue additional shares of the Class A common stock or other equity securities without stockholder approval, including issuances in connection with our outstanding warrants and incentive plan, which would dilute the ownership interests of existing stockholders and may depress the market price of the Class A common stock.
Pursuant to the Warrant Agreements described below, we have issued warrants to Hut 8 that will be exercisable for approximately 134,000 shares of Class A common stock per year (for an aggregate of approximately 670,801 shares of Class A common stock by the fifth anniversary of the Plan Effective Date). Such shares of Class A common stock issuable upon exercise of these warrants will dilute the ownership interests of existing stockholders. Any sales in the public market of the Class A common stock issuable upon such exercise could also adversely affect the market prices of our Class A common stock. We may also issue additional shares of our Class A common stock or other equity securities of equal or senior rank in the future in connection with, among other things, our incentive plan, future acquisitions or repayment of any future outstanding indebtedness, without stockholder approval, in a number of circumstances.
If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.
The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We may not obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us publishes unfavorable research or reports or downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

ITEM 2.   FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined financial information is provided to aid you in your analysis of the financial aspects of the Transactions, as defined below in Note 1 to the Unaudited Pro Forma Condensed Combined Financial Statements.
The following unaudited pro forma condensed combined financial information is based on the historical financial statements of Celsius Mining, which has been identified as the predecessor to Ionic Digital for accounting purposes, as adjusted to give effect to the Transactions. The unaudited pro forma condensed combined balance sheet as of December 31, 2023, assumes that the Transactions had been completed on December 31, 2023. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023, give effect to the Transactions as if they had occurred on January 1, 2023, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial information has been derived from and should be read in conjunction with the following:

•
the accompanying notes to unaudited pro forma condensed combined financial information;

•
Ionic Digital’s audited financial statements and related note as of January 15, 2024, included elsewhere in this Registration Statement;

•
Celsius Mining’s audited financial statements and related notes as of and for the year ended December 31, 2023, included elsewhere in this Registration Statement;

•
Celsius Mining’s Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Registration Statement; and

•
Item 7 below for a discussion of the Company’s key management agreements.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the combined company’s balance sheet or statement of operations would have been had the Transactions been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Transactions. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2023
(Amounts in thousands, except share information)
	Ionic Digital (Historical) as of January 15, 2024	Celsius Mining (Historical)	Transaction Accounting Adjustments	Notes	Hut 8 Capital Contribution Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$—	$33,660	$(7,522)	5a	$6,376	5e	$—		$194,582
			(33,649)	5b	—
			195,717	5b
Cryptocurrencies, net	—	16,018	7,364	5b	—		—		23,382
Prepaid expenses	—	5,264	3,159	5b	—		—		8,423
Prepaid hosting services	—	6,189	24,878	5b	—		—		31,067
Other receivables – current	—	1,644	11,208	5b	—		—		12,852
Total current assets	—	62,775							270,306
Non-current assets
Property and equipment, net	—	234,479	28,926	5b	—		—		263,405
Operating lease right-of-use asset	—	256	288	5b	—		—		554
Long term deposits	—	22,717	(22,717)	5b	—		—		—
Other receivables – non-current	—	1,842	(1,842)	5b	—		—		—
Other receivables from related parties	—	14	(14)	5c	—		—		—
Goodwill	—	—	210,989	5b	—		—		210,989
Total non-current assets	—	259,308							474,938
TOTAL ASSETS	$—	$322,083							$745,244
LIABILITIES AND EQUITY
Current liabilities
Sales and use tax payable	—	7,294	(7,294)	5c	—		—		—
Accounts payable	—	5,538	(71)	5b	—		—		5,467
Accrued expenses	—	2,072	(1,402)	5b	—		—		670
Lease liability – current	—	—	36	5b	—		—		36
Total current liabilities	—	14,904							6,173
Non-current liabilities
Lease liability – non-current	—	—	217	5b	—		—		217
Total non-current liabilities	—	—							217
Total liabilities not subject to compromise	—	14,904							6,390
Liabilities subject to compromise	—	828,155	(828,155)	5c	—		—		—
TOTAL LIABILITIES	$—	$843,059							$6,390
Commitments and contingencies
EQUITY (DEFICIT)
Units of no par value – outstanding – 100 Units	—	—	—		—		—		—
Class A common stock, $0.00001 par value – outstanding – 37,374,261 shares	—	—	—	5b	—	5e	—		—
Class B common stock – outstanding – 1 share	—	—	—		—		—	5f	—
Additional paid-in capital	—	—	2,411	5a	6,376	5e	—	5f	751,795
			425,541	5b			3,008	5g
			835,435	5c
			(520,976)	5d
Retained earnings (accumulated deficit)	—	(520,976)	520,976	5d			(3,008)	5g	(12,941)
			(9,933)	5a
TOTAL EQUITY (DEFICIT)	$—	$(520,976)							$738,854
TOTAL LIABILITIES AND EQUITY (DEFICIT)	$—	$322,083							$745,244
See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2023
(Amounts in thousands, except share and per share information)
	Celsius Mining (Historical)	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Pro Forma Combined	Notes
Revenue:
Mining revenues	$115,445	$—		$—		$115,445
Costs and operating expenses:
Costs of revenues (exclusive of depreciation)	74,345	—		—		74,345
Depreciation	66,211	(6,423)	6a	—		59,788
General and administrative expenses	15,901	9,933	6b	18,941	6c	51,255
		—		6,480	6d
Realized (gain) on cryptocurrency	(9,585)	—		—		(9,585)
Realized (gain) loss on fixed asset sales	(2,058)	—		—		(2,058)
Impairment of cryptocurrency	5,979	—		—		5,979
Impairment of long-lived assets	17,713	—		—		17,713
Other operating expenses, net	3,811	—		—		3,811
Total costs and operating expenses	172,317					201,248
Operating loss	(56,872)					(85,803)
Other income (expense):
Interest expense	—	—		—		—
Interest income	—	—		—		—
Realized gain (loss) on derivatives	—	—		—		—
Unrealized gain (loss) on energy derivatives	1,699	—		—		1,699
Reorganization items, net	(86,040)	—		—		(86,040)
Other expense, net	(84,341)					(84,341)
Loss before taxes	(141,213)					(170,144)
Provision (benefit) for income taxes	290	—	6e	—	6e	290
Net loss	$(141,503)					$(170,434)
Net income (loss) per unit:
Basic and diluted net loss per unit	$(1,415,030)
Weighted-average number of units used in computing net loss per unit, basic and diluted	100
Pro forma net income (loss) per share:
Pro forma basic and diluted net income (loss) per share						$(4.56)	6f
Pro forma weighted-average number of shares used in computing pro forma net income (loss) per share, basic and diluted						37,374,261	6f
See accompanying notes to unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Amounts in thousands, except share and per share amounts, or unless otherwise specified)
Note 1. Organization and Description of the Transactions
Ionic Digital was founded to effectuate the restructuring of certain assets of Celsius Mining, pursuant to the Plan which was approved by an overwhelming majority of Celsius creditors and subsequently confirmed by the Bankruptcy Court on November 9, 2023. On January 31, 2024 (the “Plan Effective Date”), Ionic Digital acquired from Celsius Mining: (a) Celsius Mining’s bitcoin mining assets (and the books and records related thereto); (b) $195 million in cash; (c) $29 million in prepaid capital investments related to Cedarvale; (d) $2 million in credits with manufacturers of miners, available until their expiration to purchase additional new or used miners from those vendors; and (e) 540 bitcoin (valued on the Plan Effective Date at $23 million) (collectively, the “Contributed Assets”). Ionic Digital is not a successor to Celsius Mining for corporate law purposes, and it did not assume any pre-Plan Effective Date liabilities of Celsius Mining. No cash consideration was paid from Ionic Digital to Celsius Mining for any of the assets described above. However, Ionic Digital issued 37 million shares of our Class A common stock to the former creditors of Celsius UK, Celsius US Holding, Celsius Network and Celsius Mining, along with numerous other subsidiaries of these entities, (collectively the “Debtors”).
As part of its Chapter 11 process, Celsius ran an extensive marketing and sale process to identify parties to purchase and/or manage its assets. The marketing process resulted in a competitive auction that lasted for nearly a month and plan support agreements with two bidders for two different transaction paths, both centered around a publicly traded reorganized bitcoin mining business. Ultimately, Celsius, in consultation with the Official Committee of Unsecured Creditors appointed by the Bankruptcy Court in the Celsius bankruptcy cases, selected the transaction path under which Ionic Digital would acquire the assets as described above and certain of the day-to-day operations of the Company’s bitcoin mining business initially would be outsourced to Hut 8 under Ionic Digital’s direction and supervision.
Ionic Digital’s Board of Directors consists of seven directors, including five appointed by a fiduciary for Celsius’ creditors and two appointed by Hut 8; and its initial management team consists of Matthew Prusak as Chief Executive Officer, Stuart Gleichenhaus as Interim Chief Financial Officer and Charles Ammann as Chief Legal Officer and Corporate Secretary.
Contributed Assets
Pursuant to the Plan, on the Plan Effective Date, Ionic Digital issued 37 million shares of Class A common stock to Celsius’ creditors for an aggregate value of approximately $740 million (equivalent to $20.00 per share), in exchange for the Contributed Assets. Please see Note 4 Purchase Price Allocation for more details.
Hut 8 Capital Contribution
Based on the terms of the Contribution Agreement (as described in Item 7 below), Hut 8 is obligated to contribute $12.8 million to the Company through a primary purchase of Class A common stock (the “Hut 8 Capital Contribution”). Hut 8 made an initial investment of approximately $6.4 million on the Plan Effective Date, and is obligated to make a subsequent investment of $6.4 million no later than June 1, 2024, to the extent that the Company determines not to terminate the Mining MSA pursuant to the terms thereof. If the initial term of the Mining MSA (as defined and described in Item 7 below) is extended, Hut 8 is obligated to make an additional investment of approximately $3.2 million for year five on the first business day of such extension. Given that neither of these events had occurred as of the Transaction date, only the initial investment of approximately $6.4 million is being reflected in the unaudited pro forma condensed combined balance sheet.
As its initial investment, Hut 8 purchased 374,261 shares of Class A common stock for $6,378,000 (a price of $17.00 per share) therefore owns approximately 1.0% of issued and outstanding Class A common stock of the Company as of the Effective Date.

Management Services Agreement
As of the Effective Date, Ionic Digital entered into the Mining MSA with Hut 8.
In addition, as of January 31, 2024, Ionic Digital entered into a Mining Management Services Agreement (the “Mining MSA”) with Hut 8. The Mining MSA provides that Hut 8 will manage and oversee certain aspects of the bitcoin mining business operations of Ionic Digital under our direction and supervision. Under the Mining MSA, Hut 8 will also complete and deliver certain related projects, upon Ionic Digital’s approval of the required funding, including building and energizing up to 100 additional MW of bitcoin mining facilities within 12 months of the Plan Effective Date at a capped construction cost of $395,000 per MW. The capped construction cost will also apply to up to 300 MW of additional developments for medium voltage to plug ready infrastructure for a period after 24 months from the Plan Effective Date to the end of the term of the Mining MSA, subject to certain specified cost adjustments.
The Mining MSA provides for an initial term of four years and may be extended for an additional year at the discretion of the Board of Directors of Ionic Digital or automatically extends for an additional year should Ionic Digital’s EH/s equal to or be greater than 23 EH/s at any point on or prior to the third anniversary of the Mining MSA. Under the terms of the Mining MSA, Hut 8 will receive an annual management fee of $20.4 million, subject to certain project related adjustments and a consumer price index (“CPI”) adjustment during the one-year extension period. Additionally, Ionic Digital will reimburse Hut 8 for certain related expenses under and consistent with a budget approved by the Board of Directors Ionic Digital or otherwise approved by the Board of Directors Ionic Digital. The Mining MSA is subject to customary representations and warranties by both parties, and each of Hut 8 and Ionic Digital have agreed to indemnify the other for certain losses, subject to customary exclusions. Additionally, the Mining MSA provides that, subject to certain conditions, Hut 8 will not be liable for or responsible to Ionic Digital if certain enumerated events outside of Hut 8’s control occur, but if such event lasts for more than 180 days and results in rigs and/or infrastructure under management by Hut 8 diminishing in capacity to an aggregate name capacity (in MW) below 200 MW, the mining management fee due to Hut 8 will be proportionately reduced. Furthermore, the Mining MSA provides that it may be terminated by mutual agreement, by the Company for cause or in certain circumstances, or by Hut 8 for cause.
The purchase by the Company of the Contributed Assets under the MCA, the Hut 8 Capital Contribution, and execution of the Mining MSA with Hut 8 are collectively referred to as the “Transactions.”
Note 2. Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X, as amended by Release No. 33-10786, Amendments to Financial Disclosures about Acquired and Disposed Businesses. The Company has reflected pro forma adjustments related to the accounting for the Transactions (“Transaction Accounting Adjustments”), condensed combined balance sheet adjustments related to the Hut 8 Capital Contribution (“Hut 8 Capital Contribution Adjustments”), and adjustments to reflect the registrant’s financial condition and results of operations as if it were a separate stand-alone entity (“Autonomous Entity Adjustments”), which primarily pertain to the estimated impacts of the Mining MSA. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Transactions.
The unaudited pro forma condensed combined financial information is based on the historical financial statements of Celsius Mining, which has been identified as the predecessor to the Company for accounting purposes, as adjusted to give effect to the Transactions. The unaudited pro forma condensed combined balance sheet as of December 31, 2023, assumes that the Transactions had been completed on December 31, 2023. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023, give effect to the Transactions as if they had occurred on January 1, 2023, the beginning of the earliest period presented. The Transaction Accounting Adjustments, the Hut 8 Capital Contribution Adjustments, and the Autonomous Entity Adjustments presented herein are based upon available information and certain assumptions that management believes are reasonable.
Ionic Digital was incorporated on January 5, 2024 (date of inception) and has not engaged in any business operations from its date of inception through January 15, 2024. Ionic Digital was initially capitalized with $100 of cash, which is reflected in the audited financial statements as of January 15, 2024, included elsewhere within this Registration Statement. Amounts related to Ionic Digital are not presented in the unaudited pro forma condensed combined balance sheet due to rounding.
Note 3. Accounting Treatment
Contributed Assets
Based on the terms of the Plan, the Company acquired, by means of asset purchases, the Contributed Assets. The Contributed Assets meet the definition of a business under Accounting Standards Codification (“ASC”) Topic 805, Business Combinations and are accounted as a business combination by applying the acquisition method with the Company as the accounting acquirer. Under this method of accounting, the purchase consideration will be allocated to the Contributed Assets acquired based upon their estimated fair values at the date of acquisition. Any excess of the estimated fair value of the consideration transferred over the estimated fair value of the net assets acquired is recorded as goodwill. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management of the Company determines that the value of goodwill has become impaired, an accounting charge for impairment during the period in which the determination is made may be recognized.
Restricted Stock
As part of the Mining MSA, the Company will, in addition to the required cash payments, issue approximately 0.4 million shares of Class A common stock (containing certain restrictions on transfer) (the “Incentive Shares”) to Hut 8 in exchange for mining management services. Pursuant to the Restricted Stock Agreement, the awards vest solely based on service conditions over a five-year service period with 20% of the awards vesting on each anniversary of the grant date. The Incentive Shares will be equity classified awards under ASC Topic 718, Compensation — Stock Compensation, and as such will be measured at fair value as of the grant date. These awards are being issued to non-employees, and the services being provided by Hut 8 in exchange for these awards are being performed at a uniform rate. As such, compensation cost will be recognized on a straight-line basis over the five-year service period to reflect the manner in which the services will be performed. Recognition of compensation cost is subject to certain termination clauses which will be assessed if and when they are deemed probable of occurring. For more information, see the section “Transactions Involving Related Parties — Restricted Stock” in Item 7 below.
Warrants
As part of the Mining MSA, the Company will in addition to the required cash payments issue warrants to Hut 8 in exchange for providing mining management services. The warrants vest solely based on service conditions over a five-year service period. The five warrants vest on each subsequent anniversary date of issuance over a five-year period. The exercise price for each warrant will be determined on its annual vesting date based on a purchase price per share equal to the Exercise Price (as such term is defined in the warrant agreements). The warrants will be equity classified awards under ASC Topic 718, Compensation — Stock Compensation. However, as the exercise price will not be determined until the vesting date, the service inception date is determined to precede the grant date under ASC 718. The fair value will be initially measured at the service inception date and remeasured at each reporting date until vesting. The Company has estimated the initial fair value of the warrants and reflected pro forma adjustments assuming no further fluctuation in the fair value of the warrants over the vesting period. Hut 8 has the right to exercise the warrants underlying each vesting tranche subsequent to the annual vesting date of that corresponding tranche. The warrants are being issued to non-employees, and the services being provided by Hut 8 in exchange for these awards are being performed at a uniform rate. As such, compensation cost associated with these will be recognized on a straight-line basis over the applicable service period for each warrant to reflect the manner in which the services will be performed. Recognition of compensation cost is subject to certain termination clauses which will be assessed if and when they are deemed probable of occurring. For more information, see the section “Transactions Involving Related Parties — Warrant Agreements” in Item 7 below.

Mining MSA
Under the Mining MSA, as Hut 8 will manage and oversee certain aspects of the Company’s bitcoin mining business operations, under the direction and supervision of the Company, for the purposes of delivering services to the Company’s customer (the mining pool operator) for the purpose of generating mining revenues, the Company considered whether Hut 8’s activities would impact the Company’s recognition of revenue under ASC 606. The Company determined that the Company itself is principally responsible for delivery of services to the customer. As a result, the Company will record mining revenues received in bitcoin at the gross amount daily.
Under the MSA, in addition to the restricted stock and warrants described above, the Company will pay Hut 8 cash compensation made up of a fixed fee, pass-through expenses, and project cost expenses. The fixed fee, which is $20.4 million per annum paid in quarterly installments, will be recorded within General and administrative expenses on a straight-line basis across each of the five annual service periods, subject to automatic renewal provisions for the fifth period, beginning February 1, 2024. Pass through costs to be paid by the Company to Hut 8 or directly to third party vendors, which will represent additional charges for on-site labor, supplies, insurance, energy, or other discretionary spending, will be recorded by the Company within operating expenses dependent on the nature of such expenses. Finally, project costs to be paid by the Company to Hut 8 or directly to third party vendors, which relate to the construction of the Cedarvale site, will be paid at certain pre-defined milestones dependent upon completion of such milestones and will be capitalized by the Company within Property and equipment, net.
Revenue Share Agreements
The Company has revenue share agreements with three counterparties hosting its miners, which are detailed below. Each of the revenue sharing agreements includes non-cash consideration for the block rewards and transaction fees paid in bitcoin.
The revenue share agreements are reflected in Celsius Mining’s financial statements as of and for the year ended December 31, 2023. Accordingly, there are no related adjustments reflected in these unaudited pro forma condensed combined financial statements.
Master Colocation Services Agreement with Global[X]Digital, LLC
On February 12, 2023, Celsius Mining entered into a master colocation services agreement with Global[X]Digital, LLC (“GXD”) to host 17,000 of its miners at GXD’s Oklahoma City facility. The initial term of the agreement was three years, with the term automatically renewing for six months unless either party provides written notice, without cause, at least ninety days prior to the expiration of the term. On July 6, 2023, Celsius Mining entered into a service order with GXD to host an additional 5,760 miners at the Oklahoma City facility for an initial term of 18 months, with an option for Celsius Mining to extend the term for a further 18 months. The master colocation services agreement and subsequent service order were assigned to the Company as of the Plan Effective Date pursuant to the MCA. Within the terms of the agreement, the Company will be principally responsible for delivery of the service to the customer (pool operator). As such, the Company will record the mining revenue received in bitcoin at the gross amount daily (renumeration received in bitcoin). The Company will recognize hosting services costs, which includes revenue share amounts and other expenses from GXD within cost of revenue monthly.
Hosting Services Agreement with EZ Blockchain Services, LLC
On December 21, 2023, Celsius Mining and EZ Blockchain Services, LLC (“EZB”) entered into a definitive Hosting Agreement, under which EZB will provide hosting services and make available up to 21 MW of energy capacity at its Douglas, GA and West Point, GA facilities. The initial term was eighteen months, which may be extended for each day of curtailment up to a maximum contract length of twenty-one months. The Hosting Agreement was assigned to the Company as of the Plan Effective Date pursuant to the MCA, and under the terms of the hosting agreement, the Company will be principally responsible for delivery of the service to the customer (pool operator). As such, the Company will record the mining revenue received in bitcoin on a gross basis daily (renumeration received in bitcoin). The Company will recognize hosting services costs, which includes revenue share amounts and other expenses from EZB within cost of revenue monthly.
Hosting Services Agreement with USMIO Alpha LLC
On August 8, 2023, Celsius Mining entered into the Alpha Hosting Agreement with USMIO Alpha LLC, which at the time was wholly-owned subsidiary of U.S. Data Mining Group, Inc., a Nevada corporation doing business as USBTC. On November 30, 2023, USBTC completed a business combination agreement, which is a form of merger in Canada, with Hut 8 Mining Corp., a British Columbia corporation. The surviving entity of the business combination is a Delaware corporation called Hut 8 Corp., which is listed on NASDAQ. Therefore, USMIO Alpha LLC is now a wholly-owned subsidiary of Hut 8 Corp. Under the Alpha Hosting Agreement, Hut 8 agreed to provide hosting services, including electrical power and internet access, necessary to host at least 8,500 miners owned by Celsius Mining at Hut 8’s Niagara Falls, New York facility. The Alpha Hosting Agreement has an initial term of twelve months, with Celsius Mining’s option to renew for four consecutive twelve month terms. The Alpha Hosting Agreement was assigned to the Company as of the Plan Effective Date pursuant to the MCA. Within the terms of the agreement, the Company will be principally responsible for delivery of the service to the customer (pool operator). As such, the Company will recognize its share of mining revenue received on a gross basis daily (renumeration received in bitcoin). The Company will recognize hosting services costs, which includes revenue share amounts and other expenses from Alpha within cost of revenue monthly.
Note 4. Purchase Price Allocation
On the Plan Effective Date, the Company issued 37 million shares of Class A common stock to eligible holders of certain claims against Celsius Network and its affiliates in exchange for the Contributed Assets, for an aggregate purchase price of approximately $740 million. Management performed a valuation analysis of the fair value of the Contributed Assets, which is the fair value of the Class A shares of common stock that are transferred in asset acquisition by the Company. Under ASC 805, the group of assets being acquired constitutes a business and therefore are being recognized for accounting purposes as a business combination.
The unaudited pro forma condensed combined balance sheet of the Company as of December 31, 2023, reflects the purchase price allocation as follows:
($ in thousands)	Estimated Fair Value
Celsius Mining(1)
Cash and cash equivalents	$11
Cryptocurrencies	23,382
Prepaid expenses	8,423
Prepaid hosting services	31,067
Other receivables – current	12,852
Property and equipment	263,405
Operating lease right-of-use asset	554
Long term deposits	—
Other receivables – non-current	—
Other receivables from related parties	—
Sales and use tax payable	—
Accounts payable	5,467
Accrued expenses	670
Lease liability – current	36
Lease liability – non-current	217

($ in thousands)	Estimated Fair Value
Capitalization Amount
Cash	195,717
Total assets acquired	$535,401
Total liabilities assumed	$6,390
Net assets acquired	$529,011
Preliminary estimated transaction consideration	$740,000
Estimated goodwill	$210,989

(1)
There were no other identifiable assets in the Celsius Mining purchase price, including intangible assets.

The above estimate of fair value is preliminary. Accordingly, the aggregate purchase price allocation and related adjustments reflected in these unaudited pro forma condensed combined financial statements are preliminary and subject to revision based on a final determination of fair value.
The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows and developing appropriate discount rates. The applicable accounting guidance defines fair value as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price). Market participants are assumed to be buyers and sellers in the principal or most advantageous market for the asset or liability. Additionally, under the applicable accounting guidance, fair value measurements for an asset assume the highest and best use of that asset by market participants. As a result, management may be required to value the Contributed Assets at fair value measures that do not reflect the intended use of those assets. Use of different estimates and judgments could yield different results.
The purchase of the Contributed Assets may be subject to certain closing adjustments that have not yet been finalized. Accordingly, the pro forma adjustments are preliminary and any differences between these preliminary estimates and the final accounting may be material.
As the determination of the fair value is subject to change upon finalization of the analyses, the following table depicts the sensitivity of the fair value and resulting goodwill to changes in net asset value. A 10% change in net asset value would cause a corresponding increase or decrease in the balance of goodwill of approximately $52.9 million.
	Fair value (Net assets)	Goodwill
As presented in the pro forma combined results	$529,011	$210,989
10% increase in net asset value	$581,912	$158,088
10% decrease in net asset value	$476,110	$263,890
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The adjustments included in the unaudited condensed combined pro forma balance sheet as of December 31, 2023, are as follows:
Transaction Accounting Adjustments

a.
Adjustment to reflect the accrual of $9.9 million of additional transaction costs incurred subsequent to December 31, 2023, that were incurred to effect the purchase of the Contributed Assets, including third-party legal, audit and advisory fees. $2.4 million of transaction cost liabilities were paid directly by Celsius Network on behalf of Celsius Mining, which is accounted for as a capital contribution. Additionally, $7.5 million of transaction costs were paid directly by Ionic Digital, which represent an expense of Ionic Digital. As a result, the unaudited pro forma condensed combined balance sheet reflects both an increase in accumulated deficit of $7.5 million for the transaction costs incurred by Ionic Digital and an increase to additional paid-in capital of $2.4 million for the capital contribution by Celsius Network to pay a portion of these expenses.

b.
Adjustment to reflect the preliminary purchase price allocation related to the Contributed Assets as of Transactions close. See Note 4 above for further information.

c.
Adjustment to reflect the elimination of certain assets and liabilities of Celsius Mining that are not included as part of the purchase of the Contributed Assets (assets and liabilities of Celsius Mining which were not purchased or assumed by Ionic Digital as part of the bankruptcy plan and must therefore be eliminated). The pro forma adjustments are summarized below:

Other receivables from related parties	$(14)
Sales and use tax payables	$(7,294)
Liabilities subject to compromise	$(828,155)

d.
Adjustment to reflect the elimination of Celsius Mining’s historical accumulated deficit balance.

Hut 8 Capital Contribution

e.
Adjustment to reflect the initial Hut 8 Capital Contribution of $6.4 million (a price of $17.00 per share) for 374,261 shares of Ionic Digital Class A common stock with a par value of $0.00001.

Autonomous Entity Adjustments

f.
Adjustment to reflect the issuance of one share of Ionic Digital Class B common stock to Hut 8, at $1.00 par value, totaling $1.00 as consideration for the Transactions.

g.
Adjustment to reflect the fair value of warrants issued by the Company to Hut 8 in exchange for providing mining management services pursuant to the Mining MSA. Refer to the Management Services Agreement section under Note 1 and the Warrants section under Note 3 for a discussion of the issuance of and accounting treatment for the warrants under ASC 718.

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations
The adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023, are as follows:
Transaction Accounting Adjustments

a.
Adjustment to reflect the impact on depreciation expense as a result of adjustments to arrive at the estimated fair value of long-lived assets when compared to the amount included in the historical financial statements of Celsius Mining. These preliminary estimates of fair value and estimated useful lives may differ from final amounts. After completing a detailed valuation analysis, the updated calculation for depreciation expense may result in a difference that could have a material effect on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of long-lived assets would cause a corresponding increase or decrease in the depreciation expense of approximately $6.0 million for the year ended December 31, 2023. The following table summarizes the estimated fair values of Celsius Mining’s identifiable long-lived assets and their estimated useful lives and uses a straight-line method of amortization:

	Estimated Fair Value	Estimated useful life (years)	Year Ended December 31, 2023
Property and Equipment
Mining Equipment	$117,550	3	$39,183
Machinery and Facility Equipment	72,077	7	10,297
Construction in Progress	72,158	7	10,308
Total – Property and Equipment(1)	$261,785		$59,788
Historical depreciation expense			$66,211
Transaction Accounting Adjustments to depreciation			$(6,423)

(1)
The total estimated fair value of property and equipment, net of $263,405 (see Note 4 above) consists of $261,785 for the property and equipment that are subject to depreciation and $1,620 for the land assets, which are not subject to depreciation.

b.
Adjustment to reflect $9.9 million in estimated, non-recurring transaction costs incurred subsequent to December 31, 2023, as described in Note 5a Transaction costs are reflected as if incurred on January 1, 2023, the date the Transactions are deemed to have occurred for the purposes of the unaudited pro forma condensed combined statements of operations.

Autonomous Entity Adjustments

c.
Adjustment to reflect the incremental costs associated with a pro forma full year the Mining MSA.

For the Year Ended December 31, 2023
MSA:
Cash compensation	$20,376
Less: Historical direct and allocated corporate costs(1)	(7,099)
Restricted stock compensation expense(2)	2,656
Warrants expense(3)	3,008
Total pro forma adjustments	$18,941

(1)
Represents the historical corporate costs direct and allocated to Celsius Mining from its parent which will be replaced with the management services under the MSA.

(2)
Preliminary value for restricted stock was calculated as the percentage of Common Stock allocated to Hut 8 to purchase under the Mining MSA multiplied by the value of Ionic Digital at which Hut 8 is investing ($17.00 per share).

(3)
Fair value for warrants was calculated using a Monte Carlo Simulation Model (a binomial lattice-based valuation model) which incorporates assumptions as to stock price volatility, risk-neutral expected growth, expected term, a risk-free interest rate and dividend yield. In valuing the warrants, significant judgment is required in determining the expected growth and expected volatility of our common stock as well as the expected life of the warrant prior to exercise. Expected volatility for the warrants is based on volatility of a group of comparable companies.

d.
Adjustment to reflect the updated compensation arrangements resulting in a $6.5 million increase to General and administrative expenses. The updated compensation arrangement is comprised of: four executives with a total compensation of $2.4 million, eight directors with a total compensation of $2.0 million and 21 other employees with a total compensation of $3.3 million. The adjustment is offset by direct and allocated compensation costs to Celsius Mining of $1.3 million. Historically, the Company benefited from shared services with Celsius Network. As such, this increase is primarily attributable to the Company expanding its payroll to fulfill responsibilities previously covered under such shared services. The related service fees are reflected within Reorganization items as well as General and administrative expenses.

Provision (Benefit) for Income Taxes

e.
The pro forma statements of operations adjustments do not reflect any income tax effect because Celsius Mining has taxable losses, which shall not be carried forward to the Company, and a full valuation allowance offsetting any potential deferred tax impact.

Pro Forma Net Income (Loss) Per Share
The pro forma basic and diluted net income (loss) per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the Company’s shares outstanding as if the Transactions occurred on January 1, 2023. The calculation of weighted-average shares outstanding for pro forma basic and diluted net income (loss) per share assumes that the shares issuable in connection with the Transactions have been outstanding for the entirety of the period presented. These shares utilized in the calculation of weighted average shares outstanding include the 37 million shares issued to Celsius’ creditors on January 31, 2024, and 374,261 issued to Hut 8 pursuant to the Hut 8 Capital Contribution on January 31, 2024. Potential unvested but issued restricted stock awards and warrants were excluded from the computation of diluted pro forma net income (loss) per share, as the effect of including them would have been antidilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Trends and Key Factors Affecting Performance
Bitcoin Market Price
Our business is heavily dependent on the price of bitcoin. The prices of digital assets, particularly bitcoin, have historically experienced substantial volatility. Changes in the market price of bitcoin may have little or no correlation to identifiable market forces and may be subject to rapidly changing investor sentiment. Bitcoin may be valued based on various factors, including its acceptance as a means of exchange by consumers and producers, scarcity, market demand and media reporting.
Halving
Changes to the quantity of bitcoin rewarded per block could directly impact our operating results. The Bitcoin network is subject to periodic scheduled changes in the quantity of bitcoin rewarded per block, known as the “halving.” On April 19, 2024, the bitcoin rewarded for solving a new block was cut in half to 3.125 bitcoin per block. This halving process will repeat until the total amount of bitcoin rewards issued reaches 21 million and the supply of new bitcoin is exhausted, which is presently expected to occur around 2140. Potential future halving may decrease the amount of bitcoin rewards that we will receive, and there is no guarantee the price of bitcoin will adjust accordingly.
Network Difficulty
Additional mining machines deployed onto the Bitcoin network by any participant increase the network hashrate. Increased network hashrate reduces the time spent mining new blocks. To keep the time interval between new blocks fixed at approximately 10 minutes, the Bitcoin network adjusts its “network difficulty” every 2,016 blocks (or roughly every two weeks) such that more hashes are needed to mine a new block. Difficulty is often denoted as the relative difficulty with respect to the genesis block, which requires approximately 2^32 hashes. Changes in network difficulty can adversely affect our revenue and margins going forward.
Ability to Source Additional Mining Machines
Our mining business will be directly impacted by our ability to increase our hashrate and our resulting share of network rewards. Our ability to increase its hashrate depends on purchasing or renting additional mining machines which are competitive, at cost-effective prices and lead times.
Ability to Access Power Capacity
Increases in Bitcoin network hashrate drive greater demand for additional mining machines. Additional mining machines require additional power capacity that can be difficult to source at cost-effective prices or within locations that are favorable to bitcoin mining. We aim to continue to leverage our existing relationships and develop new relationships within the energy industry to secure low-cost power capacity.
Ability to Access Capital Markets
Bitcoin mining is highly capital intensive. Our ability to scale infrastructure and expand our fleet of miners may depend on our ability to access the capital markets.
Cost of Electricity
Electricity is our largest operating expense. We manage our cost of electricity through participation in various demand response programs, power purchase agreements, energy derivatives, and curtailment of miners when electricity prices make it unprofitable to mine bitcoin.
Electricity costs may be adversely affected by macroeconomic or geopolitical events. For example, the invasion of Ukraine by Russia in February 2022 exerted pressure on the global energy market, particularly

Europe’s natural gas supply. Higher liquid natural gas import needs in Europe previously resulted in increased volatility and worldwide supply tensions. The conflict added further pressure to supply chain disruptions and likely supported rising inflation through higher commodity prices. The U.S. experienced elevated electricity pricing possibly due to this conflict, although we have no, and do not intend to have any, direct operations in Russia or Ukraine.
Celsius Mining’s cost of electricity for self-mining sites for the year ended December 31, 2023, was $16.8 million compared to $1.9 million for the year ended December 31, 2022. The increase was primarily attributed to Celsius Mining’s deployment of miners at its self-mining sites, commencing in the fourth quarter of 2022. Prior to energization of its self-mining sites, Celsius Mining solely utilized hosting providers, for which energy costs are included within costs of revenues (exclusive of depreciation). In addition to managing and operating its own sites, there was an increase in market energy prices from the year ended December 31, 2022, to the year ended December 31, 2023.
Celsius Mining’s cost of electricity for self-mining sites, for the year ended December 31, 2022, was $1.9 million. Celsius Mining did not incur any electricity costs outside those embedded in the hosting agreements for the year ended December 31, 2021. The increase in 2022 was primarily attributable to an increase in the number of miners deployed in Celsius Mining owned sites. Prior to 2022, Celsius Mining only utilized third parties to host miners.
Cost to Earn a Bitcoin
Celsius Mining’s profitability in self-mining was, and our profitability will continue to be, heavily dependent upon our cost to earn a bitcoin, calculated as cost of revenues (exclusive of depreciation) in the period divided by bitcoin earned in the period. Management believes that the cost to earn a bitcoin will be a key indicator of gross profitability, while also monitoring the price of bitcoin. During the year ended December 31, 2023, there was an increase in Celsius Mining’s electricity costs due to a change in operational strategy from the utilization of hosting providers at a fixed cost to self-mining which is subject to market rates of electricity. Furthermore, the increase in Bitcoin network difficulty, during the year-ended December 31, 2023, resulted in an increase in the amount of electricity utilized, and therefore, hashrate required to solve a block and earn a bitcoin reward (as described in “— Key Operating and Financial Indicators — Hashrate” below). As such, Celsius Mining’s cost to earn a bitcoin for the year ended December 31, 2023, was approximately $19,300 per bitcoin compared to approximately $13,000 per bitcoin in the year ended December 31, 2022. During the year ended December 31, 2023, the price of bitcoin ranged from approximately $16,500 per bitcoin to approximately $44,700 per bitcoin. During the year ended December 31, 2022, the price of bitcoin ranged from approximately $15,800 per bitcoin to approximately $47,700.
Celsius Mining’s cost to earn a bitcoin for the year ended December 31, 2022, was approximately $13,000 per bitcoin compared to approximately $8,400 per bitcoin for the year ended December 31, 2021. The increase was primarily attributable to increases in electricity costs and Bitcoin network difficulty. During the year ended December 31, 2022, the price of bitcoin ranged from approximately $15,800 per bitcoin to approximately $47,700 per bitcoin. During the year ended December 31, 2021, the price of bitcoin ranged from approximately $28,800 per bitcoin to approximately $68,800 per bitcoin.
Key Operating and Financial Indicators
In addition to our US GAAP financial results, we intend to use the following key operating indicators, which were also used by Celsius Mining, to evaluate the business, identify trends and make strategic decisions.
The following table presents Celsius Mining’s key operating indicators for the years ended December 31, 2023, 2022 and 2021. Net income (loss) is the primary key financial measure that management uses to assess Celsius Mining’s performance. However, our management also intends to assess performance using Adjusted EBITDA. Adjusted EBITDA, included in the below table, is a non-GAAP measure. For the definition of Adjusted EBITDA and a reconciliation to Celsius Mining’s most directly comparable financial measure calculated and presented in accordance with GAAP, please see “— Results of Operations” below.

	Year Ended December 31,
	2023	2022	2021
Total miners owned (EoP)	127,183	111,943	28,900
Installed miners (EoP)	68,208	79,322	27,586
Total hashrate (EoP) (Eh/s)	12.7	11.1	2.8
Installed hashrate (EoP) (Eh/s)	7.0	7.8	2.8
Network hashrate (EoP) (Eh/s)	501.1	253.1	168.2
Quantity of bitcoin earned	3,853	5,289	3,114
Net income (loss)	$(141,503)	$(436,097)	$56,975
Adjusted EBITDA	$27,052	$18,777	$105,808
Hashrate
We operate mining hardware, or “miners,” which provide hash computations to mining pools, which aggregate these hash computations with other miners to attempt to solve new blocks in the Bitcoin blockchain. Hash computations are measured in “hashrate” or “hashes per second.” A “hash” is a single computation run by a miner to attempt to solve a new block in the Bitcoin blockchain.
“Network hashrate” is the combined hashrate of the Bitcoin network. The greater the share of a pool’s hashrate compared to the rest of the network, the greater the probability of success that a pool solves a new block. Pools that solve a new block earn the bitcoin reward. We currently utilize mining pools that pay us bitcoin rewards utilizing an FPPS payout of bitcoin based on a contractual formula, which calculates payout primarily based on the hashrate provided by us to the mining pool and thus are entitled to compensation even if a block is not successfully validated by the mining pool operator.
Bitcoin earned
Our management views total bitcoin earned as a key metric for our business. Trends in total bitcoin earned were previously, and will continue to be, impacted by our ability to deploy additional miners for self-mining, and by our ability to maintain high miner uptime and efficiency. Management monitors this metric over monthly and quarterly periods. As of December 31, 2023, Celsius Mining earned 12,256 bitcoin since commencing operations in 2021. Since inception through December 31, 2023, bitcoin earned for each month and quarter total is summarized in the table below:
	Bitcoin Earned
Month	2023	2022	2021
January	265.23	419.85	0.37
February	229.38	357.63	16.21
March	259.17	415.38	62.89
Quarterly total	753.78	1,192.86	79.47
April	291.29	414.35	111.59
May	375.79	423.69	148.42
June	343.47	447.88	243.54
Quarterly total	1,010.55	1,285.92	503.55
July	369.04	432.3	422.95
August	341.35	482.03	431.14
September	290.37	459.1	402.11
Quarterly total	1,000.76	1,373.43	1,256.2
October	326.05	512.08	413.27
November	350.55	459.25	422.14

	Bitcoin Earned
Month	2023	2022	2021
December	411.42	465.56	439.16
Quarterly total	1,088.02	1,436.89	1,274.57
Total per year	3,853.11	5,289.10	3,113.79
Inception to date total	12,256.00	8,402.89	3,113.79

Net income (loss)
Net loss for the year ended December 31, 2023, was $141.5 million compared to $436.1 million for the year ended December 31, 2022. The decrease of $294.6 million was primarily driven by a decrease in the impairment expense of long-lived assets of $309.6 million, a decrease in the impairment expense of cryptocurrency of $15.3 million, a decrease in interest expense of $32.2 million, a decrease in realized loss on asset disposal of $23.8 million and a decrease in general and administrative expenses of $15.6 million. This was partially offset by a decrease in mining revenue of $31.3 million, an increase in cost of revenues (exclusive of depreciation) of $6.0 million, a decrease in the realized gain on derivatives of $4.3 million, an increase in depreciation of $4.0 million, a decrease in the unrealized gain on energy derivatives of $3.2 million, and an increase in other operating expenses of $2.8 million.
Net loss for the year ended December 31, 2022, was $436.1 million compared to a net income of $57.0 million for the year ended December 31, 2021. The decrease of $493.1 million was primarily driven by the impairment of long-lived assets of $327.3 million, an increase in the cost of revenues (exclusive of depreciation) of $42.2 million, an increase in depreciation of $48.8 million, and an increase in costs related to Celsius Mining filing for bankruptcy on July 13, 2022, of $29.0 million. During the year ended December 31, 2022, adverse changes in business climate, including decreases in the price of bitcoin and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Impairment testing performed by management indicated the estimated fair value of Celsius Mining’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of December 31, 2022. An impairment charge of approximately $327.3 million was recognized, decreasing the net carrying value of Celsius Mining’s assets to their estimated fair value. Celsius Mining did not recognize an impairment expense during the year ended December 31, 2021.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as net income (loss) before interest, taxes, depreciation, further adjusted by the removal of unrealized (gain) loss on energy derivatives, reorganization costs and the impairment of long-lived assets in the periods presented. We rely on Adjusted EBITDA to evaluate our business, measure our performance, and make strategic decisions. Our management team uses Adjusted EBITDA to assess our financial performance because it allows us to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense and income), asset base (such as depreciation) and other items (such as one-time costs) that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believes it provides useful information regarding the factors and trends affecting its business in addition to measures calculated under GAAP.
We believe that the presentation of this non-GAAP financial measure will provide useful information to investors and analysts in assessing Celsius Mining’s historical financial performance and results of operations across reporting periods by excluding items we do not believe are indicative of its core operating performance. Net income (loss) is the GAAP measure most directly comparable to Adjusted EBITDA. Our non-GAAP financial measure should not be considered as an alternative to the most directly comparable GAAP financial measure. You are encouraged to evaluate each of these adjustments and the reasons our management considers them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in such presentation. We may also incur unusual or non-recurring items in the future that may affect Adjusted EBITDA, and our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. There can be no assurance that we will not modify the presentation of Adjusted EBITDA in the future, and any such modification may be material. Adjusted EBITDA has important limitations as an analytical tool and you should not consider Adjusted EBITDA in isolation or as a substitute for analysis of our predecessor’s historical results as reported under GAAP. Adjusted EBITDA may be defined differently by other companies in our industry and our definition of this non-GAAP financial measure may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.
For a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, please see “— Results of Operations.”
Results of Operations
The Results of Operations in this section describe the results of Celsius Mining, for the periods indicated herein. Ionic Digital acquired the assets of Celsius Mining described in this Results of Operations section on the Plan Effective Date. Refer to the section “History” in Item 1 for more information on this transaction.
Comparison of the years ended December 31, 2023, 2022 and 2021
The following tables summarize Celsius Mining’s results of operations and Adjusted EBITDA for the years ended December 31, 2023, 2022 and 2021 (in thousands):
	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue:
Mining revenues	$115,445	$146,668	$150,058
Costs and operating expenses:
Cost of revenues (exclusive of depreciation)	74,345	68,306	26,083
Depreciation	66,211	62,193	13,361
General and administrative expenses	15,901	31,508	12,024
Realized (gain) on cryptocurrency	(9,585)	(11,571)	(33,392)
Realized (gain) loss on asset sale	(2,058)	21,662	—
Impairment of cryptocurrency	5,979	21,284	18,325
Impairment of long-lived assets	17,713	327,332	—
Other operating expenses, net	3,811	1,039	89
Total costs and operating expenses	172,317	521,753	36,490
Operating income (loss)	(56,872)	(375,085)	113,568
Other income (expense):
Interest expense	—	(32,191)	(20,619)
Interest income	—	—	3,459
Realized gain on investments	—	—	2,917
Realized gain (loss) on derivatives	—	4,337	(24,038)
Unrealized (loss) on energy derivatives	1,699	(1,471)	—
Reorganization items, net	(86,040)	(29,028)	—
Other income (expense), net	(84,341)	(58,353)	(38,281)
Income (loss) before taxes	(141,213)	(433,438)	75,287
Provision for income taxes	290	2,659	18,312
Net income (loss)	$(141,503)	$(436,097)	$56,975

Adjusted EBITDA reconciliation (in thousands):
	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Net income (loss)	$(141,503)	$(436,097)	$56,975
Interest expense	—	32,191	20,619
Interest (income)	—	—	(3,459)
Income tax provision	290	2,659	18,312
Depreciation	66,211	62,193	13,361
Unrealized (gain) loss on energy derivatives	(1,699)	1,471	—
Reorganization costs(1)	86,040	29,028	—
Impairment of long-lived assets(2)	17,713	327,332	—
Adjusted EBITDA(3)	$27,052	$18,777	$105,808

(1)
Reorganization costs represent primarily professional service fees allocated from Celsius Network of approximately $86.0 million and $29.0 million for the years ended December 31, 2023 and December 31, 2022, respectively. Additionally, reorganization costs are netted against other bankruptcy related items including interest income earned from having excess cash over normal invested capital due to the bankruptcy and a realized gain on the settlement of legal claims. Refer to Note 3 to the financial statements for more information about reorganization items. These items have occurred since the Petition Date associated with the Chapter 11 Bankruptcy.

(2)
During the year ended December 31, 2023, due to the change in intended use and lack of recoverability of a capital project, an impairment expense of approximately $17.7 million was recognized, decreasing the net book value of such assets. During the year ended December 31, 2022, adverse changes in business climate, including decreases in the price of bitcoin and the resulting decrease in the market price of miners and mining equipment, indicated that an impairment triggering event had occurred. Impairment testing performed indicated the estimated fair value of Celsius Mining’s miners, mining equipment and other mining operation assets to be less than their net carrying value as of December 31, 2022. An impairment charge of approximately $327.3 million was recognized, decreasing the net carrying value of Celsius Mining’s assets to their estimated fair value.

(3)
Adjusted EBITDA is a non-GAAP measure. Refer to the section “— Key Operating and Financial Indicators” above for more information.

Revenue
Mining revenues
Total revenue for the year ended December 31, 2023, was $115.4 million compared to $146.7 million for the year ended December 31, 2022. The decrease of $31.3 million, or 21%, was primarily due to reduced operations as a result of the Chapter 11 bankruptcy proceedings related to a third-party hosting provider, Core Scientific. Further, there was a reduction in the number of installed miners due to the transfer of miners to Celsius Mining owned mining sites as well as the negotiation of new hosting contracts with third-party hosting providers to replace prior hosting providers. Due to the decrease in the amount of hashrate provided to the pool operators, the amount of bitcoin earned from mining decreased to 3,853 bitcoin in the year ended December 31, 2023, from 5,289 bitcoin in the year ended December 31, 2022, a decrease of 1,436 bitcoin. Revenues from digital asset mining are impacted significantly by volatility in the price of bitcoin, which ranged from approximately $16,500 per bitcoin to $44,700 per bitcoin for the year ended December 31, 2023, and from approximately $15,800 per bitcoin to $47,700 per bitcoin for the year ended December 31, 2022.
Total revenue for the year ended December 31, 2022, was $146.7 million compared to $150.1 million for the year ended December 31, 2021. The decrease of $3.4 million, or 2%, was primarily due to the lower value of bitcoin in fiscal year 2022 compared to fiscal year 2021. The decrease was partially offset by the deployment of additional miners which increased the amount of hashrate provided by us to the pool operators. Celsius Mining increased the number of miners deployed during the year ended December 31, 2022, compared to the amount of miners deployed during the year ended December 31, 2021. Due to the increase in the amount of hashrate provided by us to the pool operators, the amount of bitcoin earned from mining increased to 5,289 bitcoin in the year ended December 31, 2022 from 3,113 bitcoin in the year ended December 31, 2021, an increase of 2,176 bitcoin. Revenues from digital asset mining are impacted significantly by volatility in bitcoin prices, which ranged from approximately $15,800 per bitcoin to $47,700 per bitcoin for the year ended December 31, 2022, and from approximately $28,800 per bitcoin to $68,800 per bitcoin for the year ended December 31, 2021.
Costs and operating expenses
Costs of revenues
Total costs of revenues, exclusive of depreciation, for the year ended December 31, 2023, was $74.3 million compared to $68.3 million for the year ended December 31, 2022. Costs of revenues are primarily comprised of hosting services, energy, and self-mining expenses. The increase of $6.0 million, or 9%, was primarily driven by an increase in energy costs due to the operation of self-mining sites owned by Celsius Mining for the entirety of 2023 compared to the fourth quarter of 2022. This increase was partially offset by the reduced operations at third-party hosting sites in favor of mining at the four Celsius Mining self-mining sites.
Total costs of revenues, exclusive of depreciation, for the year ended December 31, 2022, was $68.3 million compared to $26.1 million for the year ended December 31, 2021. Costs of revenues is primarily comprised of hosting services, energy, and mining equipment maintenance. The increase of $42.2 million, or 162%, was primarily driven by an increase in hosting services provided by third parties to scale operations and the deployment of additional miners. This is further reflected by the increase in self-mining sites to four in 2022 from zero in 2021.
Going forward, Ionic Digital has outsourced certain of its day-to-day operations to Hut 8 pursuant to the Mining MSA, which will increase operating costs as compared to historical Celsius Mining operations. However, electricity costs were and remain the largest bitcoin mining expenditure. The price of electricity has historically been and may continue to be volatile and its impact on total costs is expected to remain consistent from Celsius Mining to Ionic Digital moving forward.
Depreciation
Depreciation expense for the year ended December 31, 2023, was $66.2 million compared to $62.2 million for the year ended December 31, 2022. The increase of $4.0 million, or 6%, was primarily due to the deployment of additional mining equipment and energization of self-mining sites, which began in September of 2023. An additional factor includes the receipt of $50.3 million worth of miners during the year ended December 31, 2023, which were purchased in prior periods or paid for using manufacturer credits. As of December 31, 2023, property and equipment, net was $252.2 million compared to $215.6 million for the year ended December 31, 2022, reflecting an increase of $36.6 million, or 17%, contributing to the 6% increase to depreciation expense.
Depreciation expense for the year ended December 31, 2022, was $62.2 million compared to $13.4 million for the year ended December 31, 2021. The increase of $48.8 million was primarily due to the deployment of additional miners and other property and equipment used in operations during 2022. The deployments resulted in an increase to the depreciable asset base year over year.
General and administrative (“G&A”) expenses
G&A expenses were $15.9 million for the year ended December 31, 2023, compared to $31.5 million for the year ended December 31, 2022. G&A expenses consist of service fees, professional fees, insurance, payroll, storage expenses and sales taxes. The decrease of $15.6 million, or 50%, was primarily driven by service fees (i.e., shared services) related to allocated costs from our predecessor’s parent company, Celsius Network, Limited. Service fees decreased by $13.9 million, or 72%, to $5.3 million from $19.2 million and represented 33% and 61% of G&A expenses for the years ended December 31, 2023, and December 31, 2022, respectively. Additionally, professional fees decreased $3.1 million primarily due to costs being allocated to reorganization expenses during the year ended December 31, 2023, and storage expenses decreased by $2.5 million due to mining equipment being transferred from storage into service at self-mining or hosted sites during the year ended December 31, 2023. These decreases were partially offset by a $4.2 million increase in sales and use expenses resulting from the transfer of previously deployed miners across state borders and a $0.4 million increase in insurance expense due to the launch of self-mining sites by Celsius Mining during the year ended December 31, 2023.
G&A expenses were $31.5 million for the year ended December 31, 2022, compared to $12.0 million for the year ended December 31, 2021. G&A expenses consist of service fees, professional fees, insurance, payroll, and storage expenses. The increase of $19.5 million, or 162%, was primarily driven by service fees (i.e., shared services) related to allocated costs from our predecessor’s parent company, Celsius Network, Limited., service fees increased by $9.4 million, or 97%, to $19.2 million from $9.8 million and represented 61% and 81% of G&A expenses for the years ended December 31, 2022, and 2021, respectively. Additionally, professional fees increased $3.0 million primarily due to costs associated with an initial public offering, which was cancelled, incurred during the year ended December 31, 2022. Also, insurance expense increased $2.9 million due to the launch of self-mining sites by Celsius Mining, and storage expenses increased by $3.0 million due to the storage of mining equipment not yet deployed at self-mining or hosted sites.
Going forward, Ionic Digital has outsourced certain of its day-to-day operations to Hut 8 pursuant to the Mining MSA, which will increase G&A expense as compared to historical Celsius Mining operations.
Realized gain on cryptocurrency
Realized gain on cryptocurrency for the year ended December 31, 2023, was $9.6 million compared to $11.6 million for the year ended December 31, 2022. The decrease of $2.0 million, or 17%, was primarily due to more frequent bitcoin dispositions as well as a reduction in the impairment of earned cryptocurrency. The increased disposition of bitcoin resulted in less volatility between the cost basis of bitcoin generated from mining activities and the spot price upon disposal while the reduction in impairment of earned cryptocurrency led to a higher cost basis for each bitcoin sold resulting in less of a gain for each sale of bitcoin.
Realized gains on cryptocurrency for the year ended December 31, 2022, was $11.6 million compared to $33.4 million for the year ended December 31, 2021. The decrease of $21.8 million, or 65%, was primarily due to more frequent bitcoin dispositions resulting in less volatility between the cost basis of bitcoin generated from mining activities and the spot price upon disposal, and less variability in the price of bitcoin throughout 2022.
Realized gain / loss on asset sale
Realized gain on asset sale for the year ended December 31, 2023, was $2.1 million compared to a realized loss of $21.7 million for the year ended December 31, 2022. The increase of $23.6 million was due the sale of Bitmain coupons for $4.5 million in 2023 partially offset by a $2.4 million loss on the sale of mining equipment.
Realized loss on asset sale for the year ended December 31, 2022, was $21.7 million due to the sale of mining equipment in 2022 during a period of lower market prices for mining equipment. There were no material sales of assets during the year ended December 31, 2021.
Impairment of cryptocurrency
Impairment of cryptocurrency for the year ended December 31, 2023, was $6.0 million compared to $21.3 million for the year ended December 31, 2022. Impairment results from declines in the lowest intra-day price of bitcoin during the period it is held. The decrease of $15.3 million, or 72%, was due to the general increase in the price of bitcoin throughout 2023 (from a low of $16,500 per bitcoin in January 2023 to $44,700 per bitcoin in December 2023) as well as Celsius Mining during its bankruptcy adopting a new policy of disposing of earned bitcoin on a weekly basis leading to less volatility in the price of bitcoin between when bitcoin is earned and sold.
Impairment of cryptocurrency for the year ended December 31, 2022, was $21.3 million compared to $18.3 million for the year ended December 31, 2021. Impairment results from declines in the lowest intra-day price of bitcoin during the period it is held. The increase of $3.0 million, or 16%, was due to the decline in the market value of bitcoin during 2022.

Impairment of long-lived assets
In the years ended December 31, 2023, and 2022, Celsius Mining evaluated the impairment indicators discussed in Note 2 — Basis of Presentation, Summary of Significant Accounting Policies and determined impairment was triggered. During the year ended December 31, 2023, Celsius Mining concluded the costs incurred, related to a capital project which has been terminated, were no longer recoverable as a result of a change of intended use. Therefore, Celsius Mining recorded the total cost of $17.7 million to impairment during the year ended December 31, 2023.
For the year ended December 31, 2022, Celsius Mining determined there has been a significant decrease in the market price of the mining equipment, which was driven by a decline in the price of bitcoin. Additionally, Celsius Mining identified a significant adverse change in the business climate as a result of recent adverse changes in Celsius Mining’s industry including peers struggling to find and retain investors; and peer digital asset related companies filing for bankruptcy. Testing performed indicated the estimated fair value of Celsius Mining’s miners and other assets (e.g., machinery, equipment and construction in progress) to be less than their net carrying value for the year ended December 31, 2022, and an impairment of $327.3 million was recognized, reducing the net carrying value of Celsius Mining’s miners and other assets to their estimated fair value; such estimate represents a non-recurring Level 3 fair value measurement. Celsius Mining did not identify any impairment indicators and therefore no impairment expense was recorded during the year ended December 31, 2021. Refer to Note 2 — Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements for further information related to fair value measurements.
Interest expense
Interest expense for the year ended December 31, 2023, was $0 compared to $32.2 million for the year ended December 31, 2022. The decrease of $32.2 million, or 100%, is due to Celsius Network filing for Chapter 11 bankruptcy protection on July 13, 2022 (“Petition Date”) which resulted in a suspension of debt related activity and interest accruals. Interest accruals were discontinued beginning on the Petition Date in accordance with ASC Topic 852, Reorganizations. See Note 11 to the financial statements for more information on the loans payable to related parties.
Interest expense for the year ended December 31, 2022, was $32.2 million compared to $20.6 million for the year ended December 31, 2021. The increase of $11.6 million, or 56%, was primarily driven by $280.5 million in drawdowns from the $750 million Revolver from Celsius Network Limited (Celsius UK), an affiliate of Celsius Mining, from January 1, 2022, to the Petition Date at an interest rate of 12%. See preceding paragraph for information related to interest accruals in accordance with Chapter 11 bankruptcy proceedings. This amount was slightly offset by the termination of the $150 million Revolver, at 12% interest, and the termination of the Bitcoin Revolver, at 10% interest, both also with Celsius UK, as the lender, during the year ended December 31, 2021.
Interest income
Refer to “— Reorganization items, net” below for interest income recognized for the year ended December 31, 2023.
Interest income for the year ended December 31, 2022, was $0 compared to $3.5 million for the year ended December 31, 2021. The $3.5 million decrease, or 100%, was due to the termination of a revenue share agreement with a host of Celsius Mining miners in November 2021.
Realized gain on investments
No realized gains on investments were recorded during the year ended December 31, 2023.
Realized gains on investments for the year ended December 31, 2022, was $0 compared to $2.9 million for the year ended December 31, 2021. The decrease of $2.9 million, or 100%, was due to the assignment of both the convertible note in Core Scientific Holding Co., and the Simple Agreement for Future Equity (“SAFE”) Agreement in Rhodium Enterprises, Inc. to Celsius Mining’s direct parent holding company, Celsius US Holding LLC on October 1, 2021, which resulted in a realized gain during 2021. The fair value of the investments was determined by a third-party valuation and the difference between the fair value and cost basis resulted in the gain on investments. No such assignments occurred during 2022.
Realized gain (loss) on derivatives
Realized gain (loss) on derivatives for the year ended December 31, 2023, was $0 compared to $4.3 million gain for the year ended December 31, 2022. The decrease of $4.3 million, or 100%, was due to Celsius Mining not engaging in any bitcoin options trading activities in 2023.
Realized gain (loss) on derivatives for the year ended December 31, 2022, was $4.3 million gain compared to $24.0 million loss for the year ended December 31, 2021. The increase of $28.3 million, or 118%, was due to a $4.3 million realized gain associated with trading bitcoin derivatives (i.e., call and put options) from January 2022 through June 2022 while the $24.0 million loss was associated with the repayment of the Bitcoin Revolver during 2021. This was the only loan entered into by Celsius Mining that was repayable and denominated in bitcoin, which resulted in a realized loss on the embedded derivative based on the changes in the fair value of the underlying bitcoin. Celsius Mining did not enter into any bitcoin derivatives arrangements during 2021 or after June 2022. Celsius Mining did not enter into any additional lending arrangements repayable and denominated in bitcoin after June 2022.
Unrealized gain (loss) on energy derivatives
Unrealized gain on power purchase derivatives for the year ended December 31, 2023, was $1.7 million compared to a $1.5 million loss for the year ended December 31, 2022. The increase of $3.2 million was due to the unwinding of certain energy derivative contracts entered into in October 2022 and the subsequent execution of new energy derivative contracts in the year ended December 31, 2023. Additionally, the unrealized gain for the year ended December 31, 2023, is due to the forward energy curves, as determined by a third-party valuation, over the term of the new derivative agreements being higher than the fixed rate per contracts with Mothership Incubator Texas REP 2, LLC. Refer below to the related unrealized loss of $1.5 million during the year ended December 31, 2022.
Unrealized loss on power purchase derivatives for the year ended December 31, 2022, was $1.5 million compared to $0 for the year ended December 31, 2021. The increase of $1.5 million was due to Celsius Mining entering into energy derivative contracts beginning in October 2022. The unrealized loss position is driven by forward energy curves, as determined by a third-party valuation, over the term of the derivative agreements being lower than the fixed rate per contract with Mothership Incubator Texas REP 2, LLC. Celsius Mining did not have such contracts during 2021.
Reorganization items, net
Reorganization items for the year ended December 31, 2023, were $86.0 million compared to $29.0 million in year ended December 31, 2022, due to Celsius Network, LLC (and some of its affiliates) filing for Chapter 11 Bankruptcy on July 13, 2022. During the year ended December 31, 2023, reorganization items included expenses incurred directly related to the bankruptcy, interest income (refer to “Reorganization Items” in Note 3 to the financial statements for more information) and realized gain on settlement of legal claims (refer to “Asset Acquisition” in Note 6 to the financial statements for more information). The increase of $57.0 million was due to an increase in professional fees of $68.4 million partially offset by an increase in interest income of $0.3 million and an increase in the realized gain on settlement of legal claims of $11.1 million. Refer to Note 3 to the financial statements for more information about reorganization items.
Reorganization items for the year ended December 31, 2022, was $29.0 million due to Celsius filing for Chapter 11 Bankruptcy on July 13, 2022. There were no reorganization costs for the year ended December 31, 2021.
Provision for income taxes
Income tax expense for the year ended December 31, 2023, was $0.3 million compared to $2.7 million for the year ended December 31, 2022. The effective income tax rate for the year ended December 31, 2023, was -0.2%. The effective tax rate for the year ended December 31, 2022, was -0.6%. The difference between the effective tax rate and the federal statutory tax rate was primarily the result of Celsius Mining’s full valuation allowance. The decrease in Celsius Mining’s income tax expense from the year ended December 31, 2022, to the year ended December 31, 2023, was primarily the result of the origination of Celsius Mining’s full valuation allowance in 2022.
Income tax expense for the year ended December 31, 2022, was $2.7 million compared to $18.3 million for the year ended December 31, 2021. The effective income tax rate for the year ended December 31, 2022, was -0.6%. The difference between the effective tax rate and the federal statutory tax rate was primarily the result of Celsius Mining’s full valuation allowance. The effective tax rate for the year ended December 31, 2021, was 24%. The difference between the effective tax rate and the federal statutory tax rate was primarily the result of the accrual for state income taxes. The decrease in Celsius Mining’s effective tax rate from the year ended December 31, 2021, to the year ended December 31, 2022, was primarily the result of a change in Celsius Mining’s valuation allowance assessment.
Liquidity and Capital Resources
Celsius Mining measures liquidity in terms of its ability to meet cash requirements, primarily for working capital needs, capital expenditures and general corporate purposes. Celsius Mining’s principal sources of liquidity historically relied on intercompany loans provided by an affiliate, Celsius UK, cash flows from operations and sales of digital assets. Celsius Mining had access to the intercompany loans under three separate revolving credit agreements with Celsius UK. Refer to “— Bankruptcy Proceedings” below for further information related to these loans.
During the years ended December 31, 2022, and 2021, Celsius Mining borrowed $280.5 million and $339.4 million, respectively, on the $750 million Revolver. No additional funds were borrowed during the year ended December 31, 2023. On January 31, 2024, upon consummation of the Plan, the $750 million Revolver was cancelled and discharged in full as per the terms of the Plan.
During the year ended December 31, 2021, Celsius Mining borrowed $104.0 million on the $150 million Revolver. On October 1, 2021, Celsius Mining and Celsius UK completed a transaction which resulted in the cancellation and discharge of the $150 million Revolver.
During the year ended December 31, 2021, Celsius Mining borrowed $128.6 million in bitcoin (measured on the dates of the borrowings) on the Bitcoin Revolver. Celsius Mining repaid all principal and interest on the Bitcoin Revolver prior to December 31, 2021, and the Bitcoin Revolver was cancelled and terminated by mutual agreement of the parties on April 28, 2022.
Refer to Note 11 to the financial statements included elsewhere in the Registration Statement for further information regarding these previous lending arrangements.
During 2022 and 2023, Celsius Mining’s cash flows provided by operating activities declined significantly due to the substantial decline in the market prices of cryptocurrencies, increased difficulty of bitcoin mining, changes in the regulatory environment and adverse changes in other inherent risks that negatively impacted Celsius Mining’s operations. For the year ended December 31, 2023, Celsius Mining generated a net loss of $141.5 million. Celsius Mining had cash and cash equivalents of $33.7 million as of December 31, 2023, compared to $38.6 million as of December 31, 2022. Celsius Mining had an accumulated deficit of $521.0 million as of December 31, 2023.
Celsius Mining largely relied on debt financing from its affiliate, Celsius UK, to fund its operations. The loans payable to related parties remained the same at $644.0 million as of both December 31, 2023, and December 31, 2022. Celsius Mining made repayments of $0 and $49.7 million in the years ended December 31, 2023, and December 31, 2022, respectively. Refer to Note 11 to the financial statements.
Pursuant to the Mining MSA, Ionic Digital will pay $102 million of cash to Hut 8 over the next five years, or $20.4 million per year over that period. Additionally, Ionic Digital’s capital expenditures related to the construction of Cedarvale are estimated to require up to a maximum of $85 million cash over the next year. Ionic Digital plans to meet such requirements primarily utilizing the cash received from the bankruptcy plan of the Celsius debtors and may monetize its bitcoin at such a time is required.

Ionic Digital is not currently monetizing its bitcoin but rather paying for its operating expenses and capital expenditures using cash on hand. We expect to monetize our bitcoin at such time as our Board of Directors and management team determine that would be prudent to do so after accounting for a number of factors including the level of our cash reserves and the then-price of bitcoin. At this time, we do not expect to convert bitcoin to any other digital asset.
Bankruptcy Proceedings
As a result of Celsius filing of Chapter 11 Bankruptcy on July 13, 2022, Celsius Mining and its affiliates have been operating as debtors-in-possession pursuant to the authority granted under Chapter 11 of the Bankruptcy Code. As debtors-in-possession, certain Celsius debtors’ activities were subject to review and approval by the Bankruptcy Court, including, among other things, the incurrence of secured indebtedness, material asset dispositions, and other transactions outside the ordinary course of business.
Celsius Mining had reorganization items and liabilities subject to compromise of $828.2 million. For the year ended December 31, 2023, Celsius Mining incurred $97.9 million of charges primarily for professional fees, all of which are unpaid as of December 31, 2023, and recorded in other payables to related parties in the accompanying balance sheets as of December 31, 2023.
Ionic Digital was founded to effectuate the successful restructuring of certain assets of Celsius Mining, pursuant to the Plan which was approved by vote of a majority of creditors of the Debtors and subsequently confirmed by the Bankruptcy Court on November 9, 2023. On the Plan Effective Date, Ionic Digital acquired the bitcoin mining assets of Celsius Mining, as well as approximately $195 million in cash and approximately $29 million in prepaid capital investments in Cedarvale (totaling approximately $225 million) and approximately 540 bitcoin, and issued Class A common stock to Celsius’ creditors, all pursuant to the Plan. Refer to the section “History” in Item 1 above for further information.
As part of its Chapter 11 process, the Debtors ran an extensive marketing and sale process to identify parties to purchase and/or manage the assets of Celsius Mining. The marketing process resulted in a competitive auction that lasted for nearly a month and plan support agreements with two bidders for two different transaction paths, both centered around a publicly traded reorganized bitcoin mining business. Ultimately, the Debtors, in consultation with the Official Committee of Unsecured Creditors appointed in the Debtors’ bankruptcy cases, selected the transaction path under which Ionic Digital would acquire the assets of Celsius Mining and certain of the day-to-day operations of Ionic Digital’s bitcoin mining business initially would be outsourced to Hut 8.
Ionic Digital’s Board of Directors consist of seven directors, including five appointed by a fiduciary for Celsius’ creditors and two appointed by Hut 8; Ionic Digital’s initial management team consists of Matt Prusak as Chief Executive Officer, Stuart Gleichenhaus as Interim Chief Financial Officer and Charles Ammann as Chief Legal Officer and Corporate Secretary.
Celsius Mining’s ability to continue as a going concern is no longer in substantial doubt due to the successful implementation of the Plan, and the initial capitalization resulting therefrom. This has resulted in Ionic Digital having sufficient liquidity as of January 31, 2024 to meet both its obligations and operational needs.
Cash Flows
Comparison of the Years Ended December 31, 2023, 2022 and 2021
	For the Year Ended December 31,
	2023	2022	2021
Net cash used in operating activities	$(84,783)	$(95,012)	$(45,995)
Net cash provided by (used in) investing activities	$79,840	$(108,274)	$(332,237)
Net cash provided by financing activities	$—	$230,765	$389,356

Operating Activities
Changes in net cash from operating activities result primarily from payments to hosting and energy providers, tax payments made throughout the year, general administrative expenses, and repairs and maintenance to mining equipment. These expenses were partially offset by mining revenues where consideration is received in cash rather than bitcoin. Refer to Note 5 Cryptocurrencies to the financial statements for more information on hosting arrangements.
For the year ended December 31, 2023, net cash used in operating activities of $84.8 million was primarily due to the net loss of $141.5 million adjusted for non-cash items, such as $113.4 million for mining revenue received in bitcoin, $17.7 million for the impairment of long-lived assets related to a capital project no longer recoverable as a result of a change of intended use, $6.0 million for the impairment of bitcoin, $9.6 million for the realized gain on bitcoin resulting from the decline in the lowest intra-day price of bitcoin held during the period, $66.2 million for the depreciation and impairment of fixed assets primarily due to the deployment of additional mining equipment and energization of self-mining sites, $2.1 million for the realized gain on fixed asset sales due to the sale of Bitmain coupons and mining equipment and $11.1 million for the realized gain on settlement of legal claims relating to the settlement of litigation with Core Scientific. Other material changes comprised of $2.7 million increase in prepaid hosting services and expenses given additional hosting agreements entered into and paid during the period, $8.4 million decrease in sales and use tax payables due to additional miners purchased and moved across state lines, $5.5 million increase in accounts payable and $103.1 million increase in other payables to related parties, which are subject to compromise and expected to be forgiven. The decrease in net cash used in operating activities during the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to Celsius Mining changing hosting providers. This change caused an overall reduction in bitcoin earned during the year ended December 31, 2023, where Celsius Mining was negotiating with new providers, which also resulted in additional upfront payments for prepaid hosting services as well as deposits. Furthermore, this was the first full year where Celsius Mining operated its own hosting sites, which drove increases in payments for its energy contracts and other self-mining related costs.
For the year ended December 31, 2022, net cash used in operating activities of $95.0 million was primarily due to the net loss of $436.1 million adjusted for non-cash items, such as $146.7 million for mining revenue received in bitcoin, $21.3 million for the impairment of bitcoin resulting from the decline in the lowest intra-day price of bitcoin held during the period, $11.6 million for the realized gain on bitcoin primarily due to more frequent bitcoin dispositions, $389.5 million for the depreciation and impairment of fixed assets due to the deployment of additional miners and other property and equipment used in operations during 2022, $21.7 million for the realized loss on fixed asset sales due to the sale of mining equipment in 2022 during a period of lower market prices for mining equipment, $4.3 million for the realized gain on trading bitcoin derivatives (i.e., call and put options) from January 2022 through June 2022, and $32.2 million for the accrued interest expense on loans from related parties. Other material changes comprised of $40.0 million increase in prepaid hosting services and expenses given additional services deployed and paid during the period, $15.7 million increase in sales and use tax payables given additional miners purchased and moved across state lines, and $54.7 million increase in accounts payables and other payables to related parties, which are subject to compromise and expected to be forgiven. The increase in net cash used in operating activities during the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily due to the expansion of its existing hosting arrangements to deploy approximately 52,000 new miners during the year ended December 31, 2022, which is an increase of installed miners of 188% year over year, which was offset by increased bitcoin production from such miner deployments. Additionally, Celsius Mining incurred additional costs related to the energization of its self-mining sites during the year, which drove higher energy costs and other self-mining costs.
For the year ended December 31, 2021, net cash used in operating activities of $46.0 million was primarily due to the net income of $57.0 million adjusted for non-cash items, such as $150.1 million for mining revenue received in bitcoin, $18.3 million for the impairment of bitcoin resulting from the decline in the lowest intra-day price of bitcoin held during the period, $33.4 million for the realized gain on bitcoin from increased variability in the price of bitcoin throughout 2021, $13.4 million for the depreciation of fixed assets, $15.9 million for the accrued interest expense on loans from related parties, and $24.0 million for the realized loss from an embedded derivative stemming from the loan denominated in bitcoin. Other material changes comprised of $16.9 million increase in prepaid hosting services and expenses given additional services deployed and paid during the period as Celsius Mining started to begin the operation during the year ended December 31, 2021, $7.0 million decrease in other receivables, and $18.9 million increase in other payables to related parties which are subject to compromise and expected to be forgiven. The changes in net cash used in operating activities during the year ended December 31, 2021, as compared to the year ended December 31, 2020, were primarily due to the commencement of mining operations during the year ended December 31, 2021, as there were no miners deployed in the period from October 5, 2020 (inception) through December 31, 2020.
Investing Activities
Changes in net cash from investing activities results primarily from the sale of bitcoin generated from mining activity for cash, payments for mining and other types of equipment, the sale of Bitmain coupons issued by Bitmain to Celsius Mining, and the sale of miners to other cryptocurrency mining companies.
For the year ended December 31, 2023, net cash provided by investing activities of $79.8 million was due to $99.5 million for proceeds from sales of cryptocurrency, $4.5 million for the proceeds from the sale of coupons received from a mining equipment supplier, and $1.2 million for the proceeds from sale of mining equipment and refund from mining equipment. These were partially offset by $25.4 million for the purchase of machinery and facility equipment supporting mining operations. Of the $25.4 million spent on the purchase of equipment, the acquisition of Cedarvale accounted for $14.2 million, $2.4 million was upgrades to the facility, and $8.8 million was purchases of machinery and facility equipment supporting mining operations. The increase of net cash provided by investing activities during the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to the sale of bitcoin and reduced acquisitions of mining equipment and other mining operation assets primarily because of bankruptcy proceedings during the year ended December 31, 2023.
For the year ended December 31, 2022, net cash used in investing activities of $108.3 million was due to $170.5 million payments for deposit on miners and $101.4 million for the purchases of property and equipment given the additional operations started during the year. These payments were partially offset by $17.0 million for the proceeds from sale of mining equipment, and $146.7 million for proceeds from sales of cryptocurrency. The reduction of net cash used in investing activities during the year ended December 31, 2022, as compared to the year ended December 31, 2021, was primarily due to reduced acquisitions of mining equipment and other mining operation assets, partially stemming from bankruptcy proceedings commenced, during the year ended December 31, 2022, and an overall transition of focus on constructing mining facilities.
For the year ended December 31, 2021, net cash used in investing activities of $332.2 million was due to $218.3 million payments for deposit on mining equipment given the operations started during the year and $75.0 million for the purchases of property and equipment. These payments were partially offset by $11.1 million for the proceeds from finance lease receivable and $50.0 million for the purchase of equity securities. The increase of net cash used in investing activities during the year ended December 31, 2021, as compared to the year ended December 31, 2020, was primarily due to significant deposits on miners for the commencement of mining operations during the year ended December 31, 2021.
Financing Activities
Historically, the financing activities Celsius Mining engaged in were related to the borrowing and repayment of intercompany loans from its affiliate Celsius UK. Refer to Note 11 to the financial statements for more detail.
There were no financing activities for the year ended December 31, 2023. The reduction of net cash provided by financing activities during the year ended December 31, 2023, as compared to the year ended December 31, 2022, was primarily due to the pause of interest accruals on intercompany loans as a result of to the Chapter 11 Bankruptcy filed on July 13, 2022.
For the year ended December 31, 2022, net cash provided by financing activities of $230.8 million was primarily due to $280.5 million funding from related parties and this was partially offset by $49.7 million for the repayment of loan payable to related parties. The reduction of net cash provided by financing activities during the year ended December 31, 2022, as compared to the year ended December 31, 2021, were primarily due to a decrease in drawdowns on intercompany loans entered into as well as repayments on such loans related to the acquisition of mining equipment or to fund the operations to the extent agreed upon. Interest accruals on intercompany loans were discontinued as a result of the Chapter 11 bankruptcy filed on July 13, 2022.
For the year ended December 31, 2021, net cash provided by financing activities of $389.4 million was primarily due to $389.4 million loans from Celsius UK. The increase of net cash provided by financing activities during the year ended December 31, 2021, as compared to the year ended December 31, 2020, was primarily due to loans from Celsius UK, offset by repayments on those loans, versus the year ended December 31, 2021.
Contractual Obligations, Commitments and Contingencies
Refer to Note 14 to the financial statements included elsewhere in the Registration Statement for further information regarding Celsius Mining’s commitments and contingencies.
Critical Accounting Policies and Estimates
Celsius Mining’s financial statements have been prepared in accordance with U.S. generally accepted accounting principles, (“US GAAP”). The preparation of the financial statements required Celsius Mining’s management to make judgments, estimates and assumptions that impact the reported amounts of net sales and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Celsius Mining considered an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption was complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Celsius Mining’s financial statements. Celsius Mining periodically reviewed its estimates and made adjustments when facts and circumstances dictated. To the extent that there are material differences between these estimates and actual results, its financial condition or results of operations were affected.
An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Celsius Mining believed that its critical accounting policies reflected the more significant estimates and assumptions used in the preparation of its financial statements. The critical accounting policies, judgments and estimates should be read in conjunction with Celsius Mining’s financial statements and the notes thereto and other disclosures included elsewhere in the Registration Statement.
Celsius Mining believed the following critical accounting policies, estimates and assumptions may have had a material impact on reported financial condition and operating performance and may have involved significant levels of judgment to account for highly uncertain matters or are susceptible to significant change.
Impairment of long-lived assets
Celsius Mining reviewed long-lived assets for impairment whenever events or changes in circumstances indicated that the carrying value of such assets (asset groups) may not have been fully recoverable. The asset (asset group) to be held and used that was subject to impairment review represented the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities. Recoverability of assets to be held and used was measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets were considered unrecoverable, the impairment loss to be recognized was measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Factors Celsius Mining considered that could trigger an impairment included, but were not limited to, the following: significant changes in the manner of Celsius Mining’s use of the acquired assets or the strategy for Celsius Mining’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, significant technological changes which could render the mining equipment or electrical infrastructure asset obsolete, and a significant increase in the cost to earn bitcoin. Fair value was determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. When recognized, impairment losses related to long-lived assets to be held and used in operations were recorded in cost and expenses in Celsius Mining’s statements of operations.
Cryptocurrency, net
Cryptocurrency held by Celsius Mining during the year ended December 31, 2023, included bitcoin and Tether (“USDT”), which are both classified as current assets in the accompanying balance sheets due to Celsius Mining’s ability to sell it in a highly liquid marketplace and its historical intent to liquidate its cryptocurrency to support operations or for treasury management when needed. Celsius Mining’s USDT were not transferred to Ionic Digital as part of the MCA because it was sold prior to execution of the MCA. Ionic Digital currently holds (and intends to hold) only bitcoin.
Cryptocurrency received by Celsius Mining through its mining activities were accounted for in connection with Celsius Mining revenue recognition policy disclosed below.
Cryptocurrency held was accounted for as intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life is not amortized but assessed for impairment when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired and at a minimum annually.
Celsius Mining measured cryptocurrency for impairment on a daily basis, determining the fair value of its cryptocurrency by using the lowest intra-day price as determined by Celsius Mining’s principal market. Celsius Mining recognized impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset and is reflected in Cryptocurrencies in Celsius Mining’s balance sheets. Subsequent reversal of impairment losses is not permitted.
The proceeds from sales of cryptocurrencies are included within investing activities in the accompanying statements of cash flows and any realized gains or losses from such sales are included in operating income (expense) in the statements of operations. Celsius Mining’s policy was to account for gains or losses on sale of cryptocurrency, in accordance with the first in first out method of accounting.
Fair value measurements
Celsius Mining’s financial assets and liabilities were accounted for in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

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Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

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Level 2 — Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life.

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Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on Celsius Mining’s historical market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.

The carrying amounts of Celsius Mining’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable and accounts payable, are held at approximate fair value due to the short-term nature of these instruments. The carrying value of notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available to Celsius Mining.
USD Coin (“USDC”) is accounted for as a financial instrument; one USDC can be redeemed for one U.S. dollar on demand from the issuer. Celsius Mining received USDC for a certain asset sale in 2022 (refer to Note 6 in the Financial Statements for further information); however, this was disposed of prior to December 31, 2022.
Celsius Mining determined the fair value of cryptocurrencies on a nonrecurring basis for purposes of impairment testing in accordance with ASC 820, based on Level 1 inputs; namely, quoted prices in an active trading platform for bitcoin. In measuring impairment of long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment, Celsius Mining estimated the fair value of long-lived assets on a nonrecurring basis in accordance with the provisions of ASC 820, based on unobservable inputs for the assets. In order to determine the fair value of energy derivative instruments related to the MI Texas Rep Power Agreement, Celsius Mining utilized quoted market prices and forward energy price curves. Based on the Level 2 observable and unobservable inputs, Celsius Mining estimated the fair value of energy derivatives on a recurring basis in accordance with the provisions of ASC 815.
Revenue from Contracts with Customers
Celsius Mining recognized revenue under ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

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Step 1: Identify the contract with the customer

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Step 2: Identify the performance obligations in the contract

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Step 3: Determine the transaction price

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Step 4: Allocate the transaction price to the performance obligations in the contract

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Step 5: Recognize revenue when Celsius Mining satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

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Variable consideration

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Constraining estimates of variable consideration

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The existence of a significant financing component in the contract

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Noncash consideration

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Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Mining Revenue
Celsius Mining’s revenue was derived from providing hash computations (i.e., hashrate) to mining pool operators. The provision of hash computations to mining pools is an output of Celsius Mining’s ordinary activities and was Celsius Mining’s only performance obligation in its contracts with the mining pool operators.
The contracts were terminable, without conditions or penalties, at any time by either party without substantive compensation to the other party for such termination. Therefore, Celsius Mining concluded that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. Upon termination, the mining pool operator (i.e., the customer) was required to pay Celsius Mining any amount due related to previously satisfied performance obligations.
Additionally, Celsius Mining concluded that the mining pool operator’s renewal right was not a material right because the renewal rights do not include any discounts; that is, the terms, conditions, and compensation amounts are at the then-current market rates.
Either party had the right to decide the point in time and duration for which hash computations were provided. As a result, Celsius Mining’s enforceable right to compensation only began when Celsius Mining provides hash computations to the mining pool operator and exists in any period Celsius Mining provides hash computations (less than 24 hours).
In exchange for providing hash computations, Celsius Mining was entitled to receive noncash consideration, payable in bitcoin, from the mining pool operator. Bitcoin earned and recognized is variable from day to day based on the payout model. The amount of compensation due to Celsius Mining was determined using the FPPS payout model detailed in the mining pool operator contract. FPPS contains three components: (1) a fractional share of the fixed cryptocurrencies award from the mining pool operator (referred to as a “network block subsidies”), (2) network transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, and (3) pool operating fees. Celsius Mining’s total compensation was calculated using the following formula: the sum of Celsius Mining’s share of (a) Network Block Subsidies and (b) Network Transaction Fees, less (c) Pool Operating Fees.

(1)
“Network Block Subsidies” means the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), regardless of whether the mining pool operator successfully records a block to the blockchain.

Celsius Mining’s share of Network Block Subsidies earned for each measurement period (“Celsius Mining’s Network Block Subsidies”) was determined by dividing (a) the total amount of hashrate Celsius Mining provides to the mining pool operator, by (b) the total bitcoin network’s implied hashrate (as determined by the Bitcoin network difficulty), multiplied by (c) the Network Block Subsidies.

(2)
“Network Transaction Fees” means the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the measurement period.

Celsius Mining’s share of Network Transaction Fees earned for each measurement period was determined by dividing (a) the total amount of Network Transaction Fees, by (b) the total amount of Network Block. Subsidies that are actually generated on the Bitcoin network as a whole, multiplied by Celsius Mining’s Network Block Subsidies.

(3)
“Pool Operating Fees” means the fees charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The Pool Operating Fees reduce the total amount of compensation Celsius Mining receives and are only incurred to the extent that it has generated mining revenue during the measurement period.

For each contract, Celsius Mining measured the consideration at fair value based on the quoted price of the related cryptocurrencies at the beginning of day spot price on the date of contract inception, as determined by Celsius Mining’s principal market (Coinbase). Celsius Mining recognized this noncash consideration on the same day that control of the contract service transfers to the mining pool operator, which is the same day as contract inception. If the spot price of bitcoin falls below the price utilized on the date of contract inception, then impairment is recognized accordingly. Upon actual disposition of bitcoin a realized gain was recognized by Celsius Mining if the spot price is greater than the carrying value.
There is no significant financing component in these transactions.
Asset acquisition
Celsius Mining measured and recognized asset acquisitions, that are not deemed to be business combinations, based on the cost to acquire the assets to the acquiring entity under ASC Topic 805, Business Combinations (“ASC 805”). Celsius Mining allocated the cost of the acquisition to the assets acquired based on their relative fair values. Goodwill is not recognized in asset acquisitions as the acquisition cost if considered the fair value of assets acquired unless contradictory evidence is present. When nonfinancial assets were transferred, Celsius Mining treated such as noncash consideration and any gains or losses were recognized in accordance with ASC 610-20.
Business Combination
On the Plan Effective Date, Ionic Digital acquired the bitcoin mining net assets held by Celsius’ affiliate Celsius Mining (the “Mining Business”), along with approximately $195 million in cash and approximately $29 million in prepaid capital investments in Cedarvale (totaling approximately $225 million) and approximately 540 bitcoin (together with the Mining Business, the “Contributed Assets”). The Contributed Assets meet the definition of a business under ASC 805 and will be accounted as a business combination by applying the acquisition method with Ionic Digital as the accounting acquirer. Under this method of accounting, the purchase consideration will be allocated to the Contributed Assets acquired based upon their estimated fair values at the date of acquisition. Any excess of the estimated fair value of the consideration transferred over the estimated fair value of the net assets acquired is recorded as goodwill. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets, goodwill will not be amortized, but instead will be tested for impairment at least annually or more frequently if certain indicators are present. In the event management of Ionic Digital determines that the value of goodwill has become impaired, an accounting charge for impairment during the period in which the determination is made may be recognized.
Income taxes
Celsius Mining complied with the accounting and reporting requirements of ASC Topic 740, Income Taxes (“ASC 740”), which requires the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.
ASC 740 also provides guidance on derecognition, classification, interest, and penalties, accounting in the interim period, disclosure and transition. Celsius Mining’s policy is to record interest and penalties associated with uncertain tax positions through income tax expense.
Based on Celsius Mining’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in Celsius Mining’s financial statements. Celsius Mining believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.
Celsius Mining was a single-member limited liability company that is disregarded for income tax purposes and therefore is not subject to income tax. Celsius Mining’s financial statements recognize the current and deferred income tax consequences that result from Celsius Mining’s activities during the current and preceding periods under the provisions of ASC 740 as if Celsius Mining were a separate taxpayer rather than a member of the parent company’s consolidated income tax return group. Refer to Note 13 to the financial statements included elsewhere in the Registration Statement for further information.
Emerging Growth Company Accounting Election
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Following the consummation of the Transactions, as defined in Note 1 to the Unaudited Pro Forma Condensed Combined Financial Statements, the Company expects to qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and expects to elect to take advantage of the benefits of this extended transition period. The Company expects to remain an emerging growth company no later than December 31, 2029, and will have the benefit of the extended transition period. This may make it difficult to compare financial results with the financial results of other public companies that are either not emerging growth companies or emerging growth companies that have chosen not to take advantage of the extended transition period.
Recently Issued and Adopted Accounting Pronouncements
A description of recently issued and adopted accounting pronouncements that may potentially impact Celsius Mining’s financial position and results of operations is disclosed in Note 2 to Celsius Mining’s financial statements included elsewhere in the Registration Statement.
Quantitative and Qualitative Disclosures About Market Risk
All of our current business is, and will continue to be, focused on mining bitcoin. Celsius Mining’s revenue was historically, and Ionic Digital’s revenue will primarily be going forward, comprised of the value of bitcoin rewards and transaction fees earned by mining. As such, Celsius Mining’s operating results and financial condition were, and Ionic Digital’s will be, substantially affected by fluctuations and long-term trends in the value of bitcoin. Bitcoin has its own unique dynamic in terms of valuation, reward rates and similar factors. Any of these factors could lead to material adverse changes in the market for bitcoin, which could in turn result in substantial damage to or even the failure of our business.
A 10% increase or decrease in the weighted average market value of bitcoin for the year ended December 31, 2023, would have increased or decreased Celsius Mining’s revenue by $11.4 million for the period and would have had a material effect on Celsius Mining’s total revenue as of that date. However, given Celsius Mining sold bitcoin to cover operating expenses, including capital expenditures, during the year, increases or decreases in the market value of bitcoin would have resulted in increased or decreased holdings of bitcoin at the end of the period.
ITEM 3.   PROPERTIES
As of March 31, 2024, we have two bitcoin mining facilities located on leased land in Glasscock County, Texas (Rebel) and Reagan County, Texas (Stiles); one self-owned bitcoin mining facility located in Ward County, Texas (Cedarvale) that we are currently developing; and two mining facilities located in Reagan County, Texas (East Stiles) and Glasscock County, Texas (Garden City) which have been developed and for which we own the underlying land. Each of the lease terms for the properties in Glasscock County and Reagan County are for a 10 year initial term with additional term available at our option. Our owned real property portfolio to consists of approximately 166 acres. We believe that our mining facilities are suitable and adequate for our business as it is contemplated to be conducted. For additional information regarding obligations under operating leases, see Note 12 to our consolidated financial statements included elsewhere in this Registration Statement.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
As of March 31, 2024, we have 38,045,062 shares of our Class A common stock issued and outstanding and one share of our Class B common stock issued and outstanding. The one share of Class B common stock is owned by Hut 8, 1101 Brickell Avenue, Suite 1500, Miami, Florida 33131. The following table sets forth information regarding the beneficial ownership of our Class A common stock as of March 31, 2024. The table below sets forth such beneficial ownership for:

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each stockholder that is a beneficial owner of more than 5% of the Class A common stock (based on information that was publicly available or made available to the Company as of March 31, 2024);

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each director or director nominee;

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each named executive officer; and

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all directors, director nominees and executive officers as a group.

The percentage of Class A common stock beneficially owned by each person is based on 38,045,062 shares of Class A common stock and issued and outstanding as of March 31, 2024. Beneficial ownership representing less than one percent is denoted with an “*.” Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Under those rules, beneficial ownership includes securities that the individual or entity has the right to acquire, such as through the exercise of warrants or stock options, within 60 days of the date hereof. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our Class A common stock shown as beneficially owned by them. Unless otherwise noted below, the address of the persons and entities listed in the table is 2332 Galiano Street, 2nd Floor, Coral Gables, Florida 33134.
Name	Class A Common Stock of Ionic Digital Beneficially Owned	Percentage of Outstanding Shares Beneficially Owned
Directors and Named Executive Officers
Matt Prusak	—	*
Charles Ammann	—	*
Stuart Gleichenhaus	—	*
Emmanuel Aidoo	—	*
Thomas DiFiore	86,922(a)	*
Scott Duffy	108,419	*
Asher Genoot	—	*
Max Holmes	—	*
Elizabeth LaPuma	—	*
Steven Price	—	*
Directors and executive officers as a group (10 Persons)	195,341	*

(a)
Includes (i) 20,148 shares owned through a trust, for which Mr. DiFiore’s wife is the trustee and sole beneficiary of the trust and has sole voting and investment power with respect to the securities held by the trust, (ii) 29,673 shares owned through a trust, for which Mr. DiFiore’s minor child is the sole beneficiary, and (iii) 1,099 shares through a trust, for which Mr. DiFiore is the sole beneficiary.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS
Executive Officers and Directors
The following sets forth certain information, as of March 31, 2024, concerning the persons who serve as directors on our Board of Directors (the “Board”) and as executive officers of Ionic Digital. No executive officer has any “family relationship” (as defined in Item 401 of Regulation S-K) with any other executive officer or any director.
Name	Age	Position
Executive Officers
Matt Prusak	31	Chief Executive Officer
Charles Ammann	69	Chief Legal Officer and Corporate Secretary
Stuart Gleichenhaus	67	Interim Chief Financial Officer
Directors
Emmanuel Aidoo	51	Director
Thomas DiFiore	47	Director
Scott Duffy	44	Director
Asher Genoot	29	Director (Class B Director)
Max Holmes	64	Director
Elizabeth LaPuma	45	Director
Steven Price	62	Director (Class B Director)
Executive Officers
Matt Prusak has served as Chief Executive Officer of Ionic Digital since its inception in January 2024. Mr. Prusak served as US Bitcoin Corp.’s Chief Commercial Officer from June 2021 to January 2024. US Bitcoin Corp. merged with Hut 8 Corp. on November 30, 2022. Prior to joining US Bitcoin, Mr. Prusak served as the Chief Business Officer of Curative, a COVID-19 diagnostics company, from 2020 to 2021. Mr. Prusak also has experience as a consultant at Bain & Company from 2015 to 2017. Mr. Prusak holds an M.B.A. from the Stanford Graduate School of Business, where he studied from 2018 to 2020; a Master’s in Global Affairs from Tsinghua University as a Schwarzman Scholar; and a B.A. in International Relations from the University of Southern California.
Charles Ammann has served as Chief Legal Officer and Corporate Secretary of Ionic Digital since March 21, 2024. Mr. Ammann served as Executive Vice President and Chief Legal Officer of Semtech Corporation, a semiconductor, Internet of Things systems and Cloud connectivity service provider from 2014 to 2023. He also served as Semtech’s Chief ESG Officer from April 2021 to November 2023. Prior to Semtech, Mr. Ammann held the position of General Counsel and other senior executive positions at several companies including publicly-traded United Online, Inc., TV Guide, Inc., United Video Satellite Group, Inc. and privately-owned Flint Industries, Inc. Before that, Mr. Ammann served as a partner in the law firm GableGotlwals. Mr. Ammann has a B.B.A. from the University of Notre Dame, an MBA from the University of Tulsa and a J.D. from the University of Oklahoma.
Stuart Gleichenhaus has served as Interim Chief Financial Officer of Ionic Digital since February 22, 2024. Mr. Gleichenhaus has been a Senior Managing Director at FTI Consulting, Inc. since 2007. Mr. Gleichenhaus has over forty years of experience in finance-based roles in a number of different industries. He is the co-leader of the Merger Integration & Carve-Outs practice and was one of the senior leaders of the Office of the CFO Solutions practice at FTI Consulting. Since joining FTI Consulting, he has served as interim chief financial officer for more than ten companies, among other assignments. He was a member of the Board of Directors of Americas Styrenics, a joint venture between Trinseo S.A. and Chevron Phillips Chemical Company LP. Before joining FTI Consulting, he served in various positions at EaglePicher, Inc., including Chairman of the Board, President and Chief Executive Officer during its Chapter 11 Reorganization from 2005 through 2006. Mr. Gleichenhaus holds an M.B.A. from Harvard Business School and a B.S.E. in Civil Engineering from Princeton University.
Directors
Emmanuel Aidoo has served as a director of Ionic Digital since the Plan Effective Date and as Chair of the Board since February 2024. Mr. Aidoo is a recognized leader in digital assets advisory, private capital, and restructuring banking. He has a strong track record in navigating complex financial landscapes, specializing in digital assets, blockchain technology, and innovative investment solutions. Mr. Aidoo served as Head of Digital Assets Advisory at Perella Weinberg Partners from December 2021 to October 2023. Mr. Aidoo previously worked at Credit Suisse AG for over two decades, from 1997 to 2021, where he served as Global Head of the Blockchain Center of Competency from 2015 to 2019 and then as Global Head of Digital Assets Markets from 2019 to 2021, advancing the firm’s blockchain strategy. Mr. Aidoo’s achievements include pioneering proof-of-concepts, strategic investments in blockchain projects, and thought leadership in the global blockchain community. He has been recognized by Forbes on their Blockchain 50 list (2020), Business Insider’s list of Top 10 Transforming Finance (2019) and American Banker (2018). He has also served as a member of the World Economic Forum (WEF) Digital Asset Steering Committee and as the Chair of SIFMA’s Blockchain Roundtable. Mr. Aidoo studied Computer Science at Brunel University in Uxbridge, England. Mr. Aidoo has been selected to serve as a Director due to his financial advisory experience.
Thomas DiFiore has served as a director of Ionic Digital since the Plan Effective Date. Since 2021, Mr. DiFiore’s principal occupation has been serving as the President of DOBAC LLC, a business consulting firm focused on operational and management strategies. From 2015 to 2021, he was the Dealer Principal at Fullerton Auto Group. As an early bitcoin adopter, he began mining bitcoin as a hobby in the early 2010s and founded and ran a mining company that successfully solo mined over 200 blocks in the mid-2010s. For more than eight years, Mr. DiFiore has been a member of the Advisory Council for the Somerset Patriots, the Yankees AA affiliate team. Additionally, since 2015 he has served as the president of Fullerton Reinsurance Company, managing both claims and investment decisions for the asset pool. Mr. DiFiore attended Gettysburg College, where he was a member of the football program. Mr. DiFiore was selected to serve as a Director due to his experience with digital assets and bitcoin mining.
Scott Duffy has served as a director of Ionic Digital since the Plan Effective Date. Since December 2017, Mr. Duffy has been the CEO of ICB Solutions, Inc. a company focused on decentralized finance and blockchain technology. With a keen interest in cryptocurrency, Scott has mined cryptocurrency on graphics cards as well as ASICs and has participated in Ethereum’s growth since its inception. He has been invited to speak about blockchain technology to organizations like the Association of Governmental Accountants, American Society of Military Comptrollers, Ohio State Bar Association, and Nationwide Mutual Insurance Company. Scott co-chaired the Official Committee of Unsecured Creditors at Celsius Network, contributing to negotiations, mining strategy, and fostering cooperation among stakeholders. He was previously an accountant at Defense Finance and Accounting Service (DFAS) in Columbus, where he managed several Enterprise Resource Planning (ERP) system deployments and financial system integrations. Scott holds a B.S. in Finance and Business Administration from Ohio Dominican University. Mr. Duffy has been selected to serve as a Director due to his experience with digital assets.
Asher Genoot is a Class B director and has served as a director of Ionic Digital since the Plan Effective Date. Mr. Genoot is the President and Chief Executive Officer of Hut 8 Corp., an energy infrastructure operator and Bitcoin miner with self-mining, hosting, managed services, and traditional data center operations across North America; he previously served as the President of Hut 8 Corp. from December 2023 to February 2024. After co-founding US Bitcoin Corp. in December 2020, he scaled the venture-backed company into one of the largest bitcoin mining operations in the world, including through US Bitcoin Corp.’s takeover and turnaround of distressed mining assets in the Chapter 11 bankruptcy of Compute North. US Bitcoin Corp. merged with Hut 8 Corp. on November 30, 2022. Previously, Mr. Genoot founded and served as CEO of Curio Education, a Shanghai-based education technology startup company that expanded across China, and he currently serves as a board member at Curio. Mr. Genoot is also the Co-Founder and Managing Partner of Flagship Endeavors, a venture incubator focused on consumer products. He is a member of the Young Presidents Organization and the 2024 Forbes 30 Under 30 — Energy. Mr. Genoot holds a B.S. in Business Administration from the University of Southern California. Mr. Genoot has been selected to serve as a Director due to his experience with bitcoin mining operations.
Max Holmes has served as a director of Ionic Digital since the Plan Effective Date. He has decades of experience spanning multiple sectors of the finance industry. Since 2015, he has been the Chief Investment Officer of Haven Asset Management LLC, an SEC registered investment advisor in Greenwich, Connecticut. In addition, since 2015, he has been a Senior Advisor to American Industrial Partners (AIP), a private equity firm in New York with assets under management (AUM) of over $16 billion focused on industrial companies. From December 2017 to August 2022, Max was the Chair and CEO of Haven Holdings Inc., an insurance holding company with operations in Wisconsin and Puerto Rico. From 2005 to 2016, he was the Founder and Chief Investment Officer of Plainfield Asset Management LLC, a distressed, event and special situations asset manager in Greenwich, Connecticut with AUM of over $5 billion (including hedge funds and a Business Development Company), which invested in over 400 businesses across a wide variety of industries and capital structures. He also worked previously as a Managing Director at D.E. Shaw & Co, leading its Distressed Securities Group, and at RBC Capital Markets, Gleacher NatWest, Salomon Brothers, and Drexel Burnham Lambert in Beverly Hills, California. Since 1993, Max has been an Adjunct Professor of Finance at the Stern Graduate School of Business at New York University, where he teaches “Bankruptcy and Reorganization.” Max received a J.D. from Columbia Law School, a M.B.A. from Columbia Business School, and an A.B. from Harvard College. Max is a member of the bar in New York and Texas and has held numerous licenses from a variety of regulatory bodies. Mr. Holmes has been selected to serve as a Director due to his financial advisory experience.
Elizabeth A. LaPuma has served as a director of Ionic Digital since the Plan Effective Date. Ms. LaPuma brings over two decades of financial advisory and board expertise across diverse industries. With a strong background in originating and structuring complex financial transactions, she is a trusted advisor to numerous business leaders. Ms. LaPuma’s principal occupation is serving as a director of several public and private companies. She currently serves as a director and chairs the Audit Committee and is on the Compensation and Governance Committees at WeWork, Inc. where she has served since August 2023. Ms. LaPuma has served on the board and chairs the Audit Committee and Strategy Committee and is on the Compensation Committee of Digital Media Solutions, Inc. since September 2023. She also has served on the board and on the Finance and the Compensation Committees of Ebix, Inc. since 2023. Ms. LaPuma also served as a director of Surgalign Holdings, Inc. from June 2023 to September 2023. Additionally, Ms. LaPuma is a board member for several private businesses within the fintech, artificial intelligence, healthcare, consumer, and real estate sectors. Prior to these roles, from January 2020 to August 2023, Ms. LaPuma was a Managing Director and Head of Balance Sheet Advisory at UBS. Prior to UBS, from July 2013 to January 2020, she was a Managing Director and Head of Asset Management Services at Alvarez & Marsal, advising governments and financial institutions on diverse assets. Ms. LaPuma’s earlier career includes roles at BlackRock, Lazard Frères & Co. LLC, Credit Suisse and Perella Weinberg Partners L.P. Ms. LaPuma received her M.B.A. in Finance as a Palmer Scholar, B.S. in Finance and B.A. in International Relations, magna cum laude, from The Wharton School and The School of Arts and Sciences at the University of Pennsylvania. Ms. LaPuma has been selected to serve as a Director due to her financial advisory experience.
Steven Price is a Class B Director and has served as director of Ionic Digital since February 29, 2024. Mr. Price has been the Co-Founder and CEO of 25Madison, a start-up investing in and incubating early-stage businesses, since 2018. He is Executive Chairman, and prior CEO, of Townsquare Media, a community-focused digital media, digital marketing solutions and radio company. Mr. Price received a J.D. from Columbia Law School and his B.A. in History from Brown University. Mr. Price has been selected to serve as a Director due to his business experience with public and private companies and his experience in financing, operations, and startups.
Director Independence
The rules of Nasdaq require that a majority of our Board be independent at the time of our initial public listing. An “independent director” is defined as a person other than an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Emmanuel Aidoo, Thomas DiFiore, Scott Duffy, Max Holmes, Elizabeth LaPuma and Steven Price will initially serve as the independent directors on our Board.
Board Composition and Structure
Our business and affairs are managed by or under the direction of our Board. Emmanuel Aidoo serves as the Chair of our Board. Our Board is currently composed of seven directors. In accordance with the terms of our amended and restated certificate of incorporation and amended and restated bylaws, our Board shall consist of up to eight members and is a classified board with each director serving a staggered, three-year term. As long as the Class B common stock remains outstanding, we cannot increase the authorized number of directors without the consent of the Class B Holder. The Class B Holder is entitled to nominate and elect two of our directors (the “Class B directors”), and the remaining directors will be elected by the holders of the Class A common stock, voting as a separate class.
Subject to any special rights of the holders of one or more series of preferred stock to elect additional directors, the directors shall be divided, with respect to the time for which they hold office, into three classes designated as Class I, Class II and Class III, respectively (the “Classified Board”). The initial term of office of the Class I directors shall expire at the Company’s first annual meeting of stockholders following the effectiveness of this Registration Statement, which annual meeting is expected to be held during 2025; the initial term of office of the Class II directors shall expire at the Company’s second annual meeting of stockholders; and the initial term of office of the Class III directors shall expire at the Company’s third annual meeting of stockholders. Our directors will be divided among the three classes as follows:

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the Class I directors are Elizabeth LaPuma and Steven Price and their terms will expire at the first annual meeting of stockholders;

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the Class II directors are Emmanuel Aidoo, Max Holmes and Asher Genoot and their terms will expire at the second annual meeting of stockholders; and

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the Class III directors are Thomas DiFiore and Scott Duffy and their terms will expire at the third annual meeting of stockholders.

At each annual meeting of stockholders, directors elected to succeed those directors of the class whose terms then expire shall be elected for a term of office expiring at the third succeeding annual meeting of stockholders after their election. Each director’s term shall continue until the election and qualification of such director’s successor, or the director’s earlier death, resignation, disqualification or removal, except that the term of any Class B director will terminate immediately upon the effective date of a redemption of the Class B common stock. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as possible, each class will consist of approximately one-third of the directors.
The classification of our Board may have the effect of delaying or preventing a change of our management, a change of control or other corporate actions. Under Delaware law and our amended and restated certificate of incorporation, for so long as our Board of Directors is divided into classes, our directors may be removed only for cause.
Board Committees
The standing committees of our Board consist of an audit committee, a compensation committee and a nominating and corporate governance committee with the composition and responsibilities described below. Additionally, our Board has established a one-year emergence special committee. The members of each committee are appointed by the Board and serve until their successor is elected and qualified, unless they are earlier removed or resign. In addition, from time to time, special committees may be established under the direction of the Board when necessary to address specific issues.
A copy of the charters for each of the respective committees is available on our website at https://ionicdigital.com. Information contained in, and that can be accessed through, our website is not incorporated into and does not form a part of this Registration Statement.
Audit Committee
Under Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Emmanuel Aidoo, Max Holmes and Elizabeth LaPuma serve as members of our audit committee, and Elizabeth LaPuma serves as its Chair.
Our Board has determined that the three directors who serve on our Audit Committee are independent within the meaning of the rules and regulations on the Nasdaq and Rule 10A-3 under the Exchange Act.

Additionally, the Board has determined that Elizabeth LaPuma is an “audit committee financial expert” as defined in applicable SEC rules.
Compensation Committee
Under Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Thomas DiFiore, Max Holmes and Elizabeth LaPuma serve as members of our compensation committee, and Max Homes serves as its Chair.
Nominating and Corporate Governance Committee
Under Nasdaq listing standards, our nominating and corporate governance committee is required to be comprised of independent directors. Scott Duffy, Max Holmes and Asher Genoot serve as members of our nominating and corporate governance committee, and Max Holmes serves as its Chair.
ITEM 6.   EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
Because we are a newly formed company with limited available current compensation and no reportable historical compensation, our only potentially reportable named executive officer is Matt Prusak, our Chief Executive Officer (“CEO”). No other members of the Company’s leadership team were engaged during the immediately preceding fiscal year. Additionally, given we are a newly formed company with limited available current compensation and no reportable historical compensation, we have not fully developed a compensation philosophy or compensation determination process. In the interest of transparency, we have provided details of our CEO’s current service engagement letter in the descriptions below. To the extent any Company-reportable positions or agreements on compensation become available, we will file such positions and agreements on a timely and appropriate basis.
Summary Compensation Table
Because we are a newly formed company with no prior fiscal-year compensation, we have no items to disclose on the summary compensation table and have therefore omitted any reporting. To the extent any Company-reportable arrangements on compensation for our named executive officers becomes available, we will file such arrangements on a timely and appropriate basis.
Grants of Plan-Based Awards
Because we are a newly formed company with no prior fiscal-year grants of plan-based awards, we have no items to disclose on the grants of plan-based awards table and have therefore omitted any reporting. To the extent any Company-reportable arrangements on plan-based awards for our named executive officers becomes available, we will file such arrangements on a timely and appropriate basis.
Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards
While the Company maintains that it has no reportable compensation or awards for the Summary Compensation Table, in the interest of transparency, we note that the Company and our CEO entered into an Offer Letter on February 17, 2024 (the “Offer Letter”), which Offer Letter provides for the following: (a) an initial term through August 14, 2024; (b) an annual base salary of $500,000; (c) a $250,000 bonus, payable subject to Mr. Prusak’s continued employment through August 14, 2024 (provided that, if Mr. Prusak is terminated without “cause” or resigns for “good reason” (in either case, a “Qualifying Termination”) prior to August 14, 2024, he will be entitled to receive a pro-rated amount of such bonus after executing and not revoking a release of claims); (d) to the extent Mr. Prusak’s term of employment continues beyond August 14, 2024, he is eligible to earn an additional performance bonus for calendar year 2024 (payable in cash or in Company equity) with a target value of up to $250,000, subject to his continued employment through payment or issuance; and (e) to the extent Mr. Prusak’s term of employment continues beyond 2024, he is eligible to earn an additional performance bonuses for future calendar years 2024 (payable in cash or in

Company equity) with a target value of 100% of his base salary, subject to his continued employment through payment or issuance. The Offer Letter also indicates that the Company will establish a long term incentive plan (the “Proposed LTIP”) and a severance plan (the “Proposed Severance Plan”), and to the extent such plans are adopted, Mr. Prusak’s proposed participation if employed on such date would be as follows: (i) under the Proposed LTIP, Mr. Prusak would receive an initial grant of equity incentives with a grant date value equal to $2,500,000, and if such grant (A) is made prior to August 14, 2024 and (B) Mr. Prusak experiences a Qualifying Termination, in each case, prior to August 14, 2024, such award will vest as to 16.67% of such award on the date of such Qualifying Termination; and (ii) under the Proposed Severance Plan, Mr. Prusak would be expected to receive the following severance benefits upon a Qualifying Termination that occurs after August 14, 2024, in each case, subject to his execution and non-revocation of a release of claims and which may be enhanced if in connection with a Company change in control: (1) 12 months of base salary, (2) up to 12 months of COBRA healthcare premiums, (3) any guaranteed bonus payments for the remainder of the year of termination (not previously paid), (4) 12 months of minimum target bonus opportunity (not previously paid) and (5) 12 months of acceleration with respect to any outstanding unvested time-based Proposed LTIP awards. For purposes of the Offer Letter: (x) “cause” has the same meaning as set forth in the Company’s omnibus incentive plan (as described in “Securities Authorized for Issuance under Equity Compensation Plan” in Item 9 herein ); and (y) and “good reason” generally means that the Company has breached any material provision in the Offer Letter or Mr. Prusak no longer being the CEO of the Company, in each case that remains uncured for 30 days after Mr. Prusak’s prompt notice to the Company of such breach. In the interest of transparency, we also note that no direct compensation has been or will be paid to any of our employees by either us or Hut 8 through the Mining MSA.
Outstanding Equity Awards
Because we are a newly formed company with no current or prior fiscal-year equity awards outstanding, we have no items to disclose on the outstanding awards table and have therefore omitted any reporting. To the extent any Company-reportable arrangements on equity incentives for our named executive officers becomes available, we will file such arrangements on a timely and appropriate basis.
Option Exercises and Stock Vested Table
No disclosure to report.
Pension Benefits
No disclosure to report.
Potential Payments on a Change in Control
Other than what we have noted under the description of the Offer Letter, no disclosure to report.
Compensation of Directors
Because we are a newly formed company with no prior fiscal-year director compensation policies or awards, we have limited items to disclose under this director compensation section. However, we have agreed to provide the following compensation to our Board in 2024: (a) Board members will receive annual compensation with a value of $240,000 ($75,000 of which will be paid on cash and $165,000 of which will be paid in Company equity incentives); (b) the Audit Committee Chair will receive an additional $40,000 (paid in either cash or equity at their election); (c) an Audit Committee Member will receive an additional $20,000 (paid in either cash or equity at their election); (d) the Compensation Committee Chair will receive an additional $15,000 (paid in either cash or equity at their election); (e) a Compensation Committee Member will receive an additional $7,500 (paid in either cash or equity at their election); (f) the Nominating and Corporate Governance Committee Chair will receive an additional $10,000 (paid in either cash or equity at their election); (g) a Nominating and Corporate Governance Committee Member will receive an additional $5,000 (paid in either cash or equity at their election); (h) the Emergence Committee Chair will receive an additional $195,000 (paid in either cash or equity at their election); and (i) an Emergence Committee Member will receive an additional $180,000 (paid in either cash or equity at their election). To the extent any additional Company-reportable arrangements for our directors becomes available, we will file such arrangements on a timely and appropriate basis.
ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
Transactions Involving Related Parties
The following disclosure summarizes the material provisions of the various agreements in place with Ionic Digital’s related parties and is qualified by the full text of the agreements, a copy of each which is filed as an exhibit to this Registration Statement.
Mining Management Services Agreement
We have entered into the Mining MSA as of the Plan Effective Date with Hut 8, a copy of which is filed as an exhibit to this Registration Statement. The Mining MSA provides that Hut 8 will manage and oversee certain aspects of the bitcoin mining business operations of the Company and its subsidiaries. Under the Mining MSA, Hut 8 will also complete and deliver certain related projects, upon our approval of the required funding, including building and energizing up to 100 additional MW of bitcoin mining facilities within 12 months of the Plan Effective Date at a capped construction cost of $395,000 per MW. The capped construction cost will also apply to up to 300 MW of additional developments for medium voltage to plug ready infrastructure for a period after 24 months from the Plan Effective Date to the end of the term of the Mining MSA, subject to certain specified cost adjustments.
The Mining MSA provides for an initial term of four years and may be extended for an additional year at the discretion of the Board or automatically extends for an additional year should the Company’s EH/s equal to or be greater than 23 EH/s at any point on or prior to the third anniversary of the Mining MSA. Under the terms of the Mining MSA, Hut 8 will receive an annual management fee of $20.4 million, subject to certain project related adjustments and a consumer price index (“CPI”) adjustment during the one-year extension period. Additionally, the Company shall reimburse Hut 8 for certain related expenses under and consistent with a budget approved by the Board or otherwise approved by the Board. The Mining MSA is subject to customary representations and warranties by both parties, and each of Hut 8 and the Company has agreed to indemnify the other for certain losses, subject to customary exclusions. Additionally, the Mining MSA provides that, subject to certain conditions, Hut 8 will not be liable for or responsible to the Company if certain enumerated events outside of Hut 8’s control occur, but if such event lasts for more than 180 days and results in rigs and/or infrastructure under management by Hut 8 diminishing in capacity to an aggregate name capacity (in MW) below 200 MW, the mining management fee due to Hut 8 will be proportionately reduced. Furthermore, the Mining MSA provides that it may be terminated by mutual agreement, by the Company for cause or in certain circumstances, or by Hut 8 for cause.
Contribution Agreement
We have entered into a contribution agreement as of the Plan Effective Date (the “Contribution Agreement”) with Hut 8, a copy of which is filed as an exhibit to this Registration Statement. The Contribution Agreement provides that Hut 8 will purchase from us, for an aggregate purchase price of $6,378,000 (the “Initial Plan Sponsor Investment”), the number of shares of our Class A common stock (the “Initial Plan Sponsor Shares”) equal to the product of: (a) (i) the sum of all outstanding shares of our Class A common stock issued or anticipated to be issued at the Plan Effective Date plus (ii) the number of shares of our Class A common stock reserved for issuance in accordance with the Plan or subject to holdbacks as of the Plan Effective Date plus (iii) the number of shares of our Class A common stock reserved for issuance in accordance with any equity incentive plan approved or contemplated under the Plan or approved by the Board at Plan Effective Date and (b) a fraction, the numerator of which is the Initial Plan Sponsor Investment and the denominator of which is the Company Net Asset Value (as defined in the Contribution Agreement). If the Mining MSA is not terminated by the Company pursuant to Section 1(b)(ii) thereof on or before June 1, 2024, then Hut 8 will purchase from the Company, for an aggregate purchase price of $6,378,000, an additional number of shares of Common Stock equal to the product of: the number of the Effective Date Shares (as adjusted to take into account any stock split, reverse stock split or share consolidation, stock dividend or similar event effected by the Company with respect to the Common Stock) multiplied by a fraction, the numerator of which is $6,378,000, and the denominator of which is the Company Net Asset Value. If the Mining MSA is extended beyond its initial term, then Hut 8 has agreed to purchase additional shares of our Class A common stock at a price determined utilizing the Company Net Asset Value for an aggregate purchase price of approximately $3,189,000 for year five, subject to a maximum purchase price of $15,945,000 in the aggregate (inclusive of the Initial Plan Sponsor Investment, subsequent investments pursuant to the Contribution Agreement, and any additional stock purchases made pursuant to an extension of the Mining MSA). The Initial Plan Sponsor Shares plus any additional shares purchased after the Initial Plan Sponsor Investment are referred to collectively as the “Plan Sponsor Shares.”
The Contribution Agreement is subject to customary representations and warranties. From the effective date of the Contribution Agreement through the second anniversary thereof (the “Lock-up Period”), Hut 8 will not, without our prior written consent, either directly or indirectly: (i) offer, sell, contract to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of, make any short sale or otherwise transfer or dispose of, directly or indirectly, the Initial Plan Sponsor Shares; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Initial Plan Sponsor Shares, subject to certain customary exclusions. During the last year of the Lock-Up Period, if the trading price of our Class A common stock is equal to or greater than 150% of the NAV per Share (as defined in the Contribution Agreement), Hut 8 may sell up to 30% of the Initial Plan Sponsor Shares, and if the trading price of our Class A common stock is equal to or greater than 200% of the NAV per Share, Hut 8 may sell up to 60% of the Initial Plan Sponsor Shares.
Under the terms of the Contribution Agreement, Hut 8 has agreed to vote all Plan Sponsor Shares owned by Hut 8 as of the relevant record date in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. The Plan Sponsor Shares are also subject to the “— Investors’ and Registration Rights Agreement” described below.
Restricted Stock Agreement
We have entered into a restricted stock agreement (the “Restricted Stock Agreement”) with Hut 8, a copy of which is filed as an exhibit to this Registration Statement. Among other things, the Restricted Stock Agreement provides that Hut 8 will receive 670,801 shares of our Class A common stock (the “RSPA Shares”) (representing 1.59405% of the Class A common stock on a fully-diluted basis) as partial consideration for entering into the MSA on the Plan Effective Date. The RSPA Shares will vest in equal proportions on the anniversary of the effective date of the Mining MSA in accordance with the vesting schedule set forth in the Restricted Stock Agreement. All unvested RSPA shares will be cancelled immediately if the Mining MSA is terminated by mutual agreement, by the Company for cause, or if the Mining MSA is not extended beyond its initial four-year term; all unvested RSPA Shares will vest immediately if the Mining MSA is terminated for reasons other than the specified conditions.
Under the terms of the Restricted Stock Agreement, Hut 8 has agreed to vote all RSPA Shares owned by Hut 8 as of the relevant record date in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. Hut 8 also has agreed not to sell, assign, transfer, pledge, hypothecate or otherwise dispose of any unvested RSPA Shares without our written consent, except for dispositions between Hut 8 and its affiliates. The RSPA Shares are also subject to the “— Investors’ and Registration Rights Agreement” described below.
Warrant Agreements
We have entered into five separate (but substantively identical) warrant agreements with Hut 8 as of the Plan Effective Date (the “Warrant Agreements”), a copy of the form of warrant agreement which is filed as an exhibit to this Registration Statement. Among other things, each of the Warrant Agreements provides that Hut 8 is entitled to purchase from us a number of shares of our Class A common stock equal to (a) 0.31881% of the number of shares of our Class A common stock outstanding minus (b) the aggregate number of shares of our Class A common stock previously issued as a result of any partial exercise of the warrant at the exercise price for each warrant determined on its annual vesting date and subject to the terms, conditions, and adjustments set forth in the Warrant Agreements. The Warrant Agreements have exercise periods commencing on the first, second, third, and fourth anniversary of the Plan Effective Date, and, if the Mining MSA is extended beyond its initial four-year term, the fifth anniversary of the Plan Effective Date. All unvested warrants will be cancelled immediately if the Mining MSA is terminated according to certain of its conditions or not extended beyond its initial four-year term; all unvested warrants will vest immediately if the Mining MSA is terminated other than according to certain of its conditions. Under the terms of the Warrant Agreements, Hut 8 has agreed to vote all shares of Class A common stock issued upon the exercise of the warrants (the “Warrant Shares”) owned by Hut 8 as of the relevant record date in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. The Warrant Shares are also subject to the “— Investors’ and Registration Rights Agreement” described below.
Investors’ and Registration Rights Agreement
We have entered into an Investors’ and Registration Rights Agreement as of the Plan Effective Date (the “Registration Rights Agreement”) with Hut 8, a copy of which is filed as an exhibit to this Registration Statement. Pursuant to the terms of the Registration Rights Agreement, holders of at least $7,500,000 based on the VWAP (as defined in the Registration Rights Agreement) or (ii) represent at least 15% of the Registrable Securities eligible for registration of our Class A common stock will be entitled to require us to register the Class A common stock owned by them for public resale in the United States.
Among other things, the Registration Rights Agreement provides that Hut 8 can require us to, pursuant to the terms of and subject to the limitations contained in Registration Rights Agreement, prepare and file with the SEC a registration statement registering the offering and sale of the Registrable Securities (as such term is defined in the Registration Rights Agreement) held by Hut 8 and the other holders of Registrable Securities, provided that (i) such Registrable Securities have an aggregate value of at least $7,500,000 based on the VWAP (as defined in the Registration Rights Agreement) or (ii) represent at least 15% of the Registrable Securities eligible for registration. The registration rights are subject to the other limitations contained in the Registration Rights Agreement, including without limitation, that such registration rights are limited to four Demand Registrations (as such term is defined in the Registration Rights Agreement). Additionally, subject to certain customary restrictions, if the Company proposes to file a registration statement under the Securities Act with respect to an offering of Class A common stock by the Company, we shall use commercially reasonable efforts to include in such registration statement the Registrable Securities for which we have received written requests for inclusion therein.
Under the terms of the Registration Rights Agreement, Hut 8 has agreed to vote all Covered Shares (as such term is defined in the Registration Rights Agreement) owned by Hut 8 as of the relevant record date in accordance with the recommendations of our Board at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect.
Alpha Hosting Agreement
On August 8, 2023, Celsius Mining entered into the Alpha Hosting Agreement with USMIO Alpha LLC, a subsidiary of Hut 8 Corp. Under the Alpha Hosting Agreement, Hut 8 agreed to provide hosting services, including electrical power and internet access necessary to operate miners at Hut 8’s Niagara Falls, New York facility. The Alpha Hosting Agreement has an initial term of twelve months, with Celsius Mining’s option to renewal for four consecutive twelve month terms. The Alpha Hosting Agreement was assigned to us as of the Plan Effective Date pursuant to the MCA.
Related Party Transaction Policy
We have not yet adopted a formal policy for the review, approval or ratification of related party transactions although the independent directors have the ability to enact such a policy, and may do so now or in the future. The transactions discussed above were not reviewed, approved or ratified in accordance with any such policy; all of them were negotiated between Celsius and Celsius Mining (as debtors-in-possession) and the Official Committee of Unsecured Creditors in the Bankruptcy and approved by the Bankruptcy Court as part of the Plan. The Mining MSA, Contribution Agreement, Restricted Stock

Agreements, Warrant Agreements and Investors’ and Registration Rights Agreement involve Hut 8 as a counterparty. Our CEO, Matt Prusak, and two of our directors, Asher Genoot and Steven Price, each own shares in Hut 8 Corp. This creates the potential for a conflict of interest in any agreement between Ionic Digital and Hut 8.
Prior to the effectiveness of this Registration Statement, we will adopt a code of ethics requiring us to avoid, wherever possible, all conflicts of interests, except under guidelines or resolutions approved by our Board (or the appropriate committee of our Board) or as disclosed in our public filings with the SEC. Under our code of ethics, conflict of interest situations will include any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the company.
In addition, our audit committee, pursuant to a written charter that we will adopt prior to effectiveness of this Registration Statement, will be responsible for reviewing and approving related party transactions to the extent that we enter into such transactions. An affirmative vote of a majority of the members of the audit committee present at a meeting at which a quorum is present will be required in order to approve a related party transaction. A majority of the members of the entire audit committee will constitute a quorum. Without a meeting, the unanimous written consent of all of the members of the audit committee will be required to approve a related party transaction. We also require each member of our management team to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.
These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.
We will file a copy of our code of ethics and our audit committee charter as exhibits to this Registration Statement. You will be able to review these documents by accessing our public filings at the SEC’s web site at www.sec.gov. Following effectiveness of this Registration Statement, the code of ethics will be available on our website. In addition, a copy of the code of ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our code of ethics in a Current Report on Form 8-K.
Director Independence
Nasdaq listing standards require that a majority of our Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board has determined that Emmanuel Aidoo, Thomas DiFiore, Scott Duffy, Max Holmes, Elizabeth LaPuma and Steven Price are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.
ITEM 8.   LEGAL PROCEEDINGS
We are not currently subject to any material legal proceedings, nor, to our knowledge, is any material legal proceeding threatened against us. From time to time, we may be a party to certain legal proceedings in the ordinary course of business. While the outcome of these legal proceedings cannot be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial statements.
ITEM 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
Currently, there is no public market for our Class A common stock. We intend to list our Class A common stock on the Nasdaq Global Select Market under the symbol “IOND” As of March 31, 2024, there were 38,045,062 outstanding shares of our Class A common stock.
Stockholders
As of March 31, 2024, there were 77,878 holders of record of shares of our Class A common stock.

Shares of Common Stock Issued at the Plan Effective Date Eligible for Future Sale
Pursuant to Section 1145 of the Bankruptcy Code, except as noted below, the registration, issuance and distribution of our Class A common stock issued in connection with the satisfaction, settlement, release, and discharge of allowed claims pursuant to the Plan is exempt from, among other things, the registration requirements of Section 5 of the Securities Act and any other applicable U.S. state or local law requiring registration prior to the registration, issuance, distribution or sale of securities. The shares of our Class A common stock issued in reliance on Section 1145 of the Bankruptcy Code are not “restricted securities” as defined in Rule 144(a)(3) under the Securities Act, and are freely tradable and transferable by any initial recipient thereof that (i) is not an “affiliate” of ours as defined in Rule 144(a)(1) under the Securities Act, (ii) has not been such an “affiliate” within 90 days of such transfer, and (iii) is not an entity that is an “underwriter” as defined in Section 1145(b) of the Bankruptcy Code.
Section 1145(b)(1) of the Bankruptcy Code defines an “underwriter” as any person who:

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purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

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offers to sell securities offered under a plan of reorganization for the holders of those securities;

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offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the plan of reorganization, the completion of the plan of reorganization, or with the offer or sale of securities under the plan of reorganization; or

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is an issuer with respect to the securities, as the term “issuer” is defined in section 2(a)(11) of the Securities Act.

To the extent that persons who received Class A common stock issued under the Plan that are exempt from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code are deemed to be “underwriters,” resales by those persons would not be exempted from registration under the Securities Act or other applicable law by Section 1145 of the Bankruptcy Code and may only be sold pursuant to a registration statement or pursuant to exemption therefrom, such as the exemption provided by Rule 144 under the Securities Act.
Whether or not any particular person would be deemed an “underwriter” with respect to our Class A common stock received pursuant to the Plan would depend upon various facts and circumstances applicable to that person. Accordingly, we express no view as to whether any particular person that will receive our Class A common stock pursuant to the Plan will be deemed an “underwriter” with respect to such shares.
Securities Authorized for Issuance under Equity Compensation Plan
On the Plan Effective Date, the Company adopted the Ionic Digital Inc. Omnibus Incentive Plan (the “Omnibus Plan”), pursuant to which it may grant equity and equity-based incentive awards (including non-statutory and incentive stock options, stock appreciation rights, restricted stocks, restricted stock units, performance awards, other stock-based awards and cash awards) to eligible employees, consultants, individual contractors and other service providers. As of March 31, 2024, the Company has reserved 4,317,960 shares (subject to an evergreen) under the Omnibus Plan.
Dividend Policy
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate paying any cash dividends in the foreseeable future.
Future cash dividends, if any, will be at the discretion of our Board, subject to applicable law, and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the Board may deem relevant.

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES
As of the Plan Effective Date, we issued:

•
37 million shares of Class A common stock to eligible holders of certain claims against Celsius;

•
374,261 shares of Class A common stock to Hut 8 pursuant to the Contribution Agreement;

•
one share of Class B common stock to Hut 8 pursuant to the MSA;

•
Warrants to purchase up to an aggregate of 670,801 shares of common stock to Hut 8. For more information on the warrants, see the section “Transactions Involving Related Parties — Warrant Agreements” in Item 7 above; and

•
670,801 shares of restricted Class A common stock to Hut 8. For more information on the terms of the restricted stock, see the section “Transactions Involving Related Parties — Restricted Stock Agreement” in Item 7 above.

Based upon the exemption provided by Section 1145 of the U.S. Bankruptcy Code, on November 9, 2023, the Bankruptcy Court entered an order confirming the Plan, which, among other things, provides that the issuance of the shares of common stock described in the first bullet point above conducted in accordance with the procedures described in the Plan, are, and shall be deemed to be, pursuant to Section 1145 of the U.S. Bankruptcy Code, or any other applicable state or U.S. federal securities law, exempt from the registration requirements of Section 5 of the Securities Act and any state or local law requiring registration for offer or sale of a security or registration or licensing of an issuer of, underwriter of, or broker dealer in, a security.
ITEM 11.   DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED
The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as each was in effect as of the date of this Registration Statement. This summary is qualified in its entirety by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, which are filed as exhibits to this Registration Statement.
General
The total amount of our authorized capital stock consists of one billion (1,000,000,000) shares of Class A common stock, $0.00001 par value per share, one share of Class B common stock, $1.00 par value per share, and 15,000 shares of preferred stock, $0.00001par value per share (the “preferred stock”).
Common Stock
We have two classes of authorized common stock: Class A common stock and Class B common stock.
Voting Rights
Except as otherwise provided, holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders.
The holder of our Class B common stock is entitled to nominate and elect the two Class B Directors; however, the holders of our Class A common stock, voting as a separate class, have the exclusive right to elect the remaining directors.
The holder of our Class B common stock is entitled to certain consent rights regarding the amendment, alteration, modification or repeal of our amended and restated certificate of incorporation, our amended and restated bylaws or the organizational documents of any of our subsidiaries that would adversely affect the rights and powers of the Class B common stock, including with respect to the power and authority to elect the Class B Directors or to increase the authorized number of directors to more than nine.
Delaware law would require either holders of our Class A common stock or our Class B common stock to vote separately as a class in the following circumstances:

•
if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of the shares of such class of stock; and

•
if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of the shares of such class of stock in a manner that affects them adversely.

The holders of common stock will not have cumulative voting rights. Accordingly, holders of a majority of the voting power of the shares of Class A common stock entitled to vote in any election of directors may elect all of the directors standing for election, except the Class B Directors. The election of directors, except the Class B Directors, will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected.
The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Our Class A common stock is neither convertible nor redeemable, and our Class B common Stock is not convertible. Unless our Board determines otherwise, we will issue all of our capital stock in uncertificated form.
Dividends and Distributions
Subject to the preferential or other rights that may be applicable to any then-outstanding preferred stock, holders of our Class A common stock are entitled to receive ratably those dividends and distributions, if any, as may be declared by the Board out of legally available funds. Dividends and other distributions will not be declared or paid on the Class B common stock.
Liquidation, Dissolution and Winding Up
In the event of our liquidation, dissolution or winding up, the holders of Class A common stock are entitled to receive proportionately our net assets available for distribution to stockholders after payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock, and the holder of Class B common stock is not entitled to receive any assets.
Transfer Restrictions
Until the later of (i) effectiveness of this Registration Statement or (ii) the listing of the Class A common stock on Nasdaq or another registered securities exchange, the Class A common stock may not be sold, transferred, pledged or otherwise disposed of without written authorization from the Board. Board authorization is not required for transfers of shares of Class A common stock required by law or upon the death or disability of a holder, but the transfer restrictions will continue to apply to such shares.
The Class B common stock share may not be sold, transferred, pledged or otherwise disposed of to any person other than to a successor by way of merger or consolidation of Ionic Digital.
Redemption
Upon the termination of the MSA, we will immediately effect a redemption of the outstanding share of Class B common stock for a price per share equal to $1.00 per share of Class B common stock.
Assessment
All shares of common stock will, when issued, be duly authorized, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Registration Rights
See the section “Transactions Involving Related Parties — Investors’ and Registration Rights Agreement” in Item 7 above for a description of the registration rights.
Preferred Stock
Our Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designation, vesting, powers, preferences and relative, participating, optional or other special rights of preferred stock, including voting powers, dividend rights, liquidation rights, redemption rights and conversion rights and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of our preferred stock could have the effect of decreasing the trading price of our common stock, restricting dividends on our Class A common stock, diluting the voting power of our common stock, impairing the liquidation rights of our capital stock, or delaying or preventing a change in control of our Company.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our Board or management team, including the following:
Advance Notice Requirements for Stockholder Proposals
Our amended and restated certificate of incorporation and our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting or special meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting or special meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting.
Amendment to Certificate of Incorporation and Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Subject to the rights of the holder of our Class B common stock, our amended and restated bylaws may be amended, altered, or repealed by a majority vote of our Board.
Board Vacancies
Our amended and restated certificate of incorporation and amended and restated bylaws authorize only our Board to fill vacant directorships, including newly created seats, subject to the rights of the holder of our Class B common stock. In addition, the number of directors constituting our Board will be permitted to be set only by a resolution adopted by a majority vote of our entire Board, subject to the rights of the holder of our Class B common stock. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board and will promote continuity of management.
Classified Board
Our amended and restated certificate of incorporation and amended and restated bylaws provide that our Board of Directors will be classified into three classes of directors with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified Board of Directors. See the section “Board Composition and Structure” in Item 5 herein.
Delaware Anti-Takeover Statute
Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination transaction with an interested stockholder (a stockholder who purchases more than 15% of our common stock) for a period of three years after the interested stockholder became such unless the transaction fits within an applicable exemption, such as board approval of the business combination or the transaction that resulted in such stockholder becoming an interested stockholder. These provisions apply even if the business combination could be considered beneficial by some stockholders and may have the effect of delaying, deferring or preventing a change in control. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.
Under our amended and restated certificate of incorporation, we opted out of Section 203 of the DGCL and therefore are not subject to Section 203.
Stockholder Action; Special Meeting of Stockholders
Our amended and restated certificate of incorporation provides that our stockholders are not able to take action by written consent for any matter and may only take action at annual or special meetings. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws, unless previously approved by our Board. Our amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of our Board, by the Board acting pursuant to a resolution adopted by a majority of the directors then in office or by holders of at least 25% of the outstanding voting stock entitled to vote that have delivered a request to our secretary, thus limiting the ability of a stockholder to call a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation limits the liability of our directors to the fullest extent permitted by the DGCL, and our amended and restated bylaws provide that we indemnify them to the fullest extent permitted by such law. We entered into indemnification agreements with our current directors and executive officers prior to the completion of this registration and expect to enter into a similar agreement with any new directors or executive officers.
Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action, suit or proceeding brought on behalf of the Company; (b) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed or allegedly owed by, or other wrongdoing by, any director, officer, stockholder, employee or agent of the Company to the Company or the Company’s stockholders; (c) any action, suit or proceeding asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company arising pursuant to any provision of the DGCL, the amended and restated certificate of incorporation or the amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; (d) any action, suit or proceeding to interpret, apply, enforce or determine the validity of the amended and restated certificate of incorporation or the amended and restated bylaws; (e) any action asserting a claim against the Company or any director, officer, stockholder, employee or agent of the Company governed by the internal affairs doctrine; or (f) any other action, suit or proceeding asserting an “internal corporate claim” as defined in Section 115 of the DGCL.
Our amended and restated certificate of incorporation also provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint for the resolution of any complaint for which such courts have exclusive jurisdiction, including, but not limited to, any complaint asserting a cause of action arising under the Securities Act. Therefore, this provision could apply to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and that asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce such an exclusive forum provision with respect to claims under the Securities Act. The forum selection provision does not apply to any claim for which the federal courts have exclusive jurisdiction.
We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Odyssey Transfer and Trust Company.
Listing
We intend to list our Class A common stock on the Nasdaq Global Select Market under the symbol “IOND.”
ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.
Section 145 of the DGCL provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.
Our amended and restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.
We entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The indemnification rights set forth above shall not be exclusive of any other right that an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise.
We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
ITEM 13.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
See “Financial Statements and Exhibits” in Item 15 herein.
ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.

ITEM 15.   FINANCIAL STATEMENTS AND EXHIBITS
(a)
The following financial statements are being filed as part of this Registration Statement.

Report of Independent Registered Public Accounting Firm
Board of Directors
Ionic Digital Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of Ionic Digital Inc. (the Company) as of January 15, 2024, and the related notes to the balance sheet (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of January 15, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
We have served as the Company’s auditor since 2023.
/s/ RSM US LLP
Austin, Texas
January 26, 2024

Ionic Digital Inc.
Balance Sheet
(in whole dollars)
January 15, 2024
ASSETS
Cash	$100
TOTAL ASSETS	$100
LIABILITIES AND EQUITY
Total liabilities	$—
Equity:
Common stock, $0.001 par value, 100 shares authorized, 10 shares issued and outstanding	—
Additional paid-in capital	100
Total equity	$100
TOTAL LIABILITIES AND EQUITY	$100
See Accompanying Note to the Balance Sheet.

Ionic Digital Inc.
Note to the Balance Sheet
Note 1.   Business overview and basis of presentation
On July 13, 2022, Celsius Network LLC (together with its debtor and non-debtor affiliates, “Celsius”) voluntarily filed for Chapter 11 bankruptcy protection. The confirmed Chapter 11 plan (the “Plan”) for the Celsius debtors provides for, among other things, the reorganization and emergence of the Celsius Mining business through one of two possible transactions: either (i) the “NewCo Transaction,” pursuant to which all of the assets of Celsius Mining and certain other liquid and illiquid assets would be transferred to a newly-formed company (“NewCo”), with such NewCo to be managed by Fahrenheit LLC from and after the effective date of the Plan or (ii) upon a motion by the Celsius debtors, an “Orderly Wind Down,” pursuant to which all of the assets of Celsius Mining and an initial capitalization amount would be transferred to a newly-formed company (“MiningCo”), with the mining operations of such MiningCo to be managed by a mining manager partner from and after the effective date of the Plan. On November 9, 2023, the United States Bankruptcy Court for the Southern District of New York the (“Bankruptcy Court”) entered its order confirming the Plan. On November 30, 2023, the Celsius debtors and the official committee of unsecured creditors (“the Official Committee”) filed a joint motion seeking authority to implement the Orderly Wind Down transaction with a MiningCo, rather than the NewCo transaction. On December 27, 2023, the Bankruptcy Court entered an order granting the joint motion and authorizing the proposed MiningCo Orderly Wind Down transaction. In connection with the implementation of the Plan, the Celsius debtors, in consultation with the Official Committee, selected U.S. Data Management Group, LLC (“Hut 8”), a subsidiary of Hut 8 Corp., as the mining manager for MiningCo. Further the Celsius debtors, in consultation with the Official Committee, agreed to provide MiningCo with a capitalization of $225 million in cash. That new company, Ionic Digital, was incorporated in Delaware on January 5, 2024. Ionic Digital will issue common stock to Celsius’ creditors and its bitcoin mining business will be managed by Hut 8 upon completion of the Transactions1,2. The Company’s Board of Directors will consist of eight directors, including six appointed by a fiduciary for Celsius’ creditors and two appointed by Hut 8. The Company’s management team will consist of Matthew Prusak as Chief Executive Officer and Joel Block as Chief Financial Officer.
The Company has engaged in no business operations to date and as of January 15, 2024. The Company has $100 in cash and no liabilities. Pursuant to the Plan, the Company will issue 37 million shares of Class A and one share of Class B common stock to purchase, for an aggregate purchase price of approximately $740 million. In connection with the equity issuance, the Celsius debtors will contribute the following assets (the “Contributed Assets”):
•
the entirety of the Bitcoin mining assets and related operations previously held by Celsius Mining; and

•
$225 million in cash.

The accompanying balance sheet presents the financial position of the Company in accordance with accounting principles generally accepted in the United States of America.
We have evaluated subsequent events through January 22, 2024 and the Company has determined there are no events that require disclosure.

1
The purchase by the Company of the Contributed Assets, the Hut 8 Capital Contribution (defined subsequently), and entry into the Mining management service agreement are collectively referred to as the “Transactions.”

2
Hut 8 plans to contribute up to $12.8 million to the Company through a primary purchase of Class A common stock (the “Hut 8 Capital Contribution”).

Report of Independent Registered Public Accounting Firm
To the Board of Directors of Celsius Mining, LLC
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Celsius Mining, LLC and its subsidiaries (the Company) as of December 31, 2023 and 2022, the related statements of operations, changes in members’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2023 and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ RSM US LLP
We have served as the Company’s auditor since 2023.
Austin, Texas
April 30, 2024

Celsius Mining, LLC (Debtor-in-Possession)
Balance Sheets
(in thousands, except unit data)
	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	$33,660	$38,603
Cryptocurrencies, net	16,018	2,395
Prepaid expenses	5,264	14,214
Prepaid hosting services	6,189	26,678
Other receivables – current	1,644	—
Total current assets	62,775	81,890
Non-current Assets
Deposits on miners	—	44,060
Property and equipment, net	234,479	215,580
Operating lease right-of-use asset	256	278
Long-term deposits	22,717	15,328
Other receivables – non-current	1,842	8,153
Other receivables from related parties	14	14
Total non-current assets	259,308	283,413
TOTAL ASSETS	$322,083	$365,303
LIABILITIES AND MEMBER’S EQUITY
Current liabilities
Sales and use tax payable	7,294	15,657
Accounts payable	5,538	140
Accrued expenses	2,072	2,562
Total current liabilities	14,904	18,359
Total liabilities not subject to compromise	14,904	18,359
Liabilities subject to compromise	828,155	726,417
TOTAL LIABILITIES	$843,059	$744,776
Commitments and contingencies (Note 14)
MEMBER’S EQUITY (DEFICIT)(1)	(520,976)	(379,473)
TOTAL LIABILITIES AND MEMBER’S EQUITY (DEFICIT)	$322,083	$365,303

(1)
100 units outstanding

See Accompanying Notes to Financial Statements.

Celsius Mining, LLC (Debtor-in-Possession)
Statements of Operations
(in thousands, except unit data)
	Year Ended December 31,
	2023	2022	2021
Revenue:
Mining revenues	$115,445	$146,668	$150,058
Costs and operating expenses:
Costs of revenues (exclusive of depreciation)	74,345	68,306	26,083
Depreciation	66,211	62,193	13,361
General and administrative expenses	15,901	31,508	12,024
Realized (gain) loss on sale of cryptocurrencies	(9,585)	(11,571)	(33,392)
Realized (gain) loss on fixed asset sales	(2,058)	21,662	—
Impairment of cryptocurrencies	5,979	21,284	18,325
Impairment of long-lived assets	17,713	327,332	—
Other operating expenses, net	3,811	1,039	89
Total costs and operating expenses	172,317	521,753	36,490
Operating (loss) income	(56,872)	(375,085)	113,568
Other income (expense):
Interest expense	—	(32,191)	(20,619)
Interest income	—	—	3,459
Realized gain on investments	—	—	2,917
Realized gain (loss) on derivatives	—	4,337	(24,038)
Unrealized gain (loss) on energy derivatives	1,699	(1,471)	—
Reorganization items, net	(86,040)	(29,028)	—
Other expense, net	(84,341)	(58,353)	(38,281)
Loss before taxes	(141,213)	(433,438)	75,287
Provision for income taxes	290	2,659	18,312
Net (loss) income	$(141,503)	$(436,097)	$56,975
Basic and diluted net loss per unit	$(1,415,030)	$(4,360,970)	$569,750
Weighted-average number of units used in computing net loss per unit, basic and diluted	100	100	100
See Accompanying Notes to Financial Statements.

Celsius Mining, LLC (Debtor-in-Possession)
Statements of Changes in Member’s Equity (Deficit)
(in thousands)
Member’s Equity (Deficit)
Balance as of December 31, 2021	$56,624
Net loss	(436,097)
Balance as of December 31, 2022	(379,473)
Net loss	(141,503)
Balance as of December 31, 2023	$(520,976)
See Accompanying Notes to Financial Statements.

Celsius Mining, LLC (Debtor-in-Possession)
Statements of Cash Flow
(in thousands)
	Year Ended December 31,
	2023	2022	2021
Cash flows from operating activities(*):
Net income (loss)	$(141,503)	$(436,097)	$56,975
Adjustments required to reconcile net income (loss) to net cash used in operating activities:
Mining revenue received in bitcoin	(113,432)	(146,668)	(150,058)
Impairment of long-lived assets	17,713	327,332	—
Impairment of bitcoin	5,979	21,284	18,325
Realized gain on bitcoin	(9,585)	(11,571)	(33,392)
Depreciation	66,211	62,193	13,361
Realized (gain) loss on property and equipment sales	(2,058)	21,662	—
Realized (gain) on settlement of legal claims	(11,143)	—	—
Unrealized (gain) loss on energy derivatives	(1,699)	1,471	—
Realized (gain) loss on derivatives	—	(4,337)	24,038
Accrued interest income on financing lease receivable	—	—	(969)
Accrued interest expense on loans from related parties	—	32,191	15,911
Consideration paid to hosting providers in bitcoin	3,950	—	3,239
Deferred income taxes	—	2,638	(2,544)
Non-cash lease expense	22	14	—
Changes in assets and liabilities:
Prepaid expenses	10,649	(14,883)	(802)
Prepaid hosting services	(581)	(9,777)	(16,901)
Long-term deposits	(7,389)	(15,328)	—
Other receivables	(1,598)	2,851	6,955
Lease liabilities	(18)	(22)	—
Sales and use tax payable	(8,363)	15,657	—
Accounts payable	5,461	5,745	—
Accrued expenses	(490)	1,642	920
Other payables to related parties	103,091	48,991	18,947
Net cash used in operating activities	(84,783)	(95,012)	(45,995)
Cash flows from investing activities:
Payments for deposit on miners	—	(170,496)	(218,279)
Payments for property and equipment	(25,379)	(101,446)	(75,040)
Proceeds from sale of mining equipment	1,247	16,995	—
Proceeds from sale of coupon received from miner suppliers	4,507	—	—
Proceeds from finance lease receivable	—	—	11,082
Proceeds from sale of cryptocurrency	99,465	146,673	—
Purchase of equity securities	—	—	(50,000)
Net cash provided by (used in) investing activities	79,840	(108,274)	(332,237)
See Accompanying Notes to Financial Statements.

	Year Ended December 31,
	2023	2022	2021
Cash flows from financing activities:
Borrowings under loans payable to related parties	—	230,765	389,356
Net cash provided by financing activities	—	230,765	389,356
Net increase (decrease) in cash and cash equivalents	(4,943)	27,479	11,124
Cash and cash equivalents at the beginning of the period	38,603	11,124	—
Cash and cash equivalents at the end of the period	$33,660	$38,603	$11,124
Supplemental schedule of non-cash financing and investing activities:
Reclassification of deposits on miners to property and equipment	(44,060)	(459,288)	(10,727)
Payment received in USDT for asset disposal	—	(1,785)	—
Payment received in USDC for asset disposal	—	(480)	—
Purchase of mining equipment with supplier credits	(6,265)	(11,004)	—
Asset acquisition from legal settlement	21,070	—	—
Amount borrowed from related party for bitcoin loan	—	—	(128,613)
Repayment in bitcoin of bitcoin loan from related party	—	—	(154,552)
Increase of related party loan utilized for purchase of convertible debt investment	—	—	(54,000)
Related party purchase of convertible debt investment	—	—	54,000
Realized gain on investments	—	—	(2,917)
Accrued interest income on investment in convertible note	—	—	(2,026)
Related party interest expense incurred and assigned	—	—	4,708
Assignment of investments in securities for assumption of loans to related parties	—	—	114,236
Assignment of related party loan	—	—	(108,708)

(*)
There are no cash flows from cryptocurrencies included in cash flows from operating activities since the revenue recognized from earning cryptocurrencies is a noncash activity.

See Accompanying Notes to Financial Statements.

Celsius Mining, LLC (Debtor-in-Possession)
Notes to Financial Statements
Note 1.   Organization
Nature of operations and corporate information
Celsius Mining, LLC, a Delaware limited liability company (“Celsius Mining”) was formed on October 5, 2020, in Delaware, USA, with a registered address at 221 River Street, Hoboken, NJ 07030, USA. In November 2021, Celsius Mining changed its name from Celsius Core LLC to its present name. Celsius Mining operates a cryptocurrency mining operation utilizing specialized computers (also known as “miners”) using application-specific integrated circuit (“ASIC”) chips to solve complex cryptographic algorithms in order to support the Bitcoin blockchain (in a process known as “solving a block”), in exchange for cryptocurrency rewards.
The ultimate parent entity of the Debtors was Celsius Network, Inc., a Delaware corporation (the “Ultimate Parent”). The Ultimate Parent owned all of the issued and outstanding shares of Celsius Network Limited, a company registered in England and Wales (“Celsius UK”) which in turn owned all of the issued and outstanding interests of Celsius US Holding LLC, a Delaware limited liability company (“Celsius US Holding”) which in turn owned all of the issued and outstanding LLC interests in Celsius Network LLC (“Celsius Network”), which owned and operated a large cryptocurrency platform and, among other things, took deposits from hundreds of thousands of individual customers.
Celsius US Holding also owned all of the issued and outstanding LLC interests in Celsius Mining, which makes Celsius Mining an affiliate of all of these companies for the period of this audit.
Bankruptcy Petitions
On July 13, 2022 (the “Petition Date”), the Ultimate Parent, Celsius UK, Celsius US Holding, Celsius Network and Celsius Mining, along with numerous other subsidiaries of these entities, (collectively the “Debtors”) each filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under Chapter 11 of the United States code (the “Bankruptcy Code”). The Chapter 11 Cases are jointly administered under the caption In re Celsius Network LLC, et al., Case No. 22-10964. Celsius Mining continued to operate its business as a “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.
On November 9, 2023, the Bankruptcy Court issued an Order confirming the Plan. On December 27, 2023, the Bankruptcy Court issued an Order Approving the Implementation of the MiningCo Transaction, which enabled the transactions contemplated by the Plan (including the creation of Ionic Digital) to subsequently occur on January 31, 2024 (the “Plan Effective Date”).
For detailed discussion about the Chapter 11 Cases, refer to Note 3 Chapter 11 Filing and Other Related Matters and Note 15 Subsequent Events.
Note 2.   Basis of Presentation and Summary of Significant Accounting Policies
Basis of preparation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”).
The financial statements include assets, liabilities, revenues, and expenses directly identifiable to Celsius Mining, as well as indirect costs that are attributable to Celsius Mining. Indirect costs are the costs of support functions that are provided on a centralized basis by Celsius UK and its affiliates, which include without limitation professional fees, equipment, facilities, taxes and other administrative functions. Indirect costs have been allocated to Celsius Mining for the purposes of preparing its financial statements based on a proportional cost allocation method, primarily revenues, gross profits, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or benefit received by Celsius Mining during the periods presented. Celsius Mining considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if it operated on a standalone basis.
Significant accounting policies followed by Celsius Mining in the preparation of the accompanying financial statements are summarized below.
Bankruptcy Accounting
The financial statements included herein reflect the application of Financial Accounting Standards Board, or FASB, Accounting Standards Codification, (“ASC”) Topic 852, Reorganizations (“ASC 852”). ASC 852 requires that the financial statements, for periods subsequent to the Chapter 11 filing, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, gains and losses that are realized or incurred in the bankruptcy proceedings are recorded in “Reorganization items, net” on the statements of operations. In addition, prepetition unsecured and under-secured obligations that may be impacted by the bankruptcy reorganization process have been classified as “liabilities subject to compromise” on the balance sheet as of December 31, 2023. These liabilities are reported at the amounts expected to be allowed as claims by the Bankruptcy Court.
The accompanying financial statements do not purport to reflect or provide for the consequences of the Chapter 11 proceedings. In particular, the financial statements do not purport to show: (i) the realizable value of assets on a liquidation basis or their availability to satisfy liabilities; (ii) the amount of prepetition liabilities that may be allowed for claims or contingencies, or the status and priority thereof; (iii) the effect on equity accounts of any changes that may be made to capitalization; or (iv) the effect on operations of any changes that may be made to Celsius Mining’s business.
Debtors-in-Possession
As discussed in Note 1 — Organization, Celsius Mining and certain of its affiliates filed for voluntary relief under Chapter 11 of the Bankruptcy Code. As a debtor-in-possession, Celsius Mining continues to operate as an ongoing business but may not participate in transactions outside the ordinary course of business without receiving approval from the Bankruptcy Court. Pursuant to certain motions and applications intended to limit the disruption of the bankruptcy proceedings on our motions filed with the Bankruptcy Court, the Bankruptcy Court has authorized Celsius Mining to conduct business activities in the ordinary course, including, paying vendors and suppliers in the ordinary course for certain goods and services.
Expenses and Liabilities
Expenses (such as professional fees, realized gains and losses, provisions for losses) that can be directly associated with the reorganization must be reported separately as “Reorganization items, net” in the statements of operations beginning July 13, 2022, the date of filing of the Chapter 11 Cases.
Liabilities that may be affected by the reorganization must be reported as liabilities subject to compromise at the appropriate expected amount to be allowed by the Bankruptcy Court, even if they may be settled for lesser amounts as a result of the Plan or negotiations with creditors. Liabilities subject to compromise represent liabilities Celsius Mining anticipates will be allowed as claims in the Chapter 11 Cases. The amounts currently classified as liabilities subject to compromise may be subject to future adjustments depending on Bankruptcy Court actions, further developments with respect to disputed claims, determinations of secured status of certain claims, the values of any collateral securing such claims, or other events. Any subsequent or resulting changes in classification will be reflected in subsequent financial statements. If there is uncertainty about whether a secured claim is under secured, or will be impaired under the Plan, the entire amount of the claim is included with prepetition claims in liabilities subject to compromise.
Use of estimates
The preparation of Celsius Mining’s financial statements in conformity with US GAAP requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its most significant accounting estimates, including those related to impairment of cryptocurrencies and long-lived assets, and income taxes.
Management bases its estimates of the carrying value of certain assets and liabilities on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, when these carrying values are not readily available from other sources. Making estimates requires management to exercise significant judgment.
It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, actual results may differ significantly from those estimates.
Cash and cash equivalents
Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less from the date of acquisition. As of December 31, 2023, Celsius Mining had cash of $4.4 million and cash equivalents held in money market accounts of $29.3 million. As of December 31, 2022, Celsius Mining had cash of $38.6 million and no cash equivalents.
Concentrations of credit risk
Financial instruments that potentially subject Celsius Mining to significant concentrations of credit risk consist primarily of cash and cash equivalents. Periodically, Celsius Mining maintains deposits in financial institutions in excess of government insured limits. Management believes that Celsius Mining is not exposed to significant credit risk as Celsius Mining’s deposits are held at financial institutions that management believes to be of high credit quality. Celsius Mining has not experienced any losses on these deposits.
Fair value measurements
Celsius Mining’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820, Fair Value Measurement which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

•
Level 1 — Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•
Level 2 — Inputs other than Level 1 inputs that are either directly or indirectly observable, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the instrument’s anticipated life.

•
Level 3 — Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on Celsius Mining’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.
The carrying amounts of Celsius Mining’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable and accounts payable, approximate fair value due to the short-term nature of these instruments. The carrying value of notes payable and other long-term liabilities approximate fair value as the related interest rates approximate rates currently available to Celsius Mining.
USD Coin (“USDC”) is accounted for as a financial instrument; USDC is a digital stablecoin; one USDC can be redeemed for one U.S. dollar on demand from the issuer. Celsius Mining received USDC for a certain asset sale in 2022, however, this was disposed of prior to December 31, 2022. Refer to Note 6 —  Property and equipment, net for further information.
Celsius Mining determines the fair value of cryptocurrencies on a nonrecurring basis for purposes of impairment testing in accordance with ASC 820, based on Level 1 inputs; namely, quoted prices in an active trading platform managed by Coinbase Global, Inc. for bitcoin. In measuring impairment of long-lived assets in accordance with the provisions of ASC 360, Property, Plant, and Equipment, Celsius Mining estimates the fair value of long-lived assets on a nonrecurring basis in accordance with the provisions of ASC 820, based on unobservable inputs for the assets (Level 3).
Refer to Note 10 — Fair Value Measurements for further information regarding the fair value measurements.
Derivative contracts
Celsius Mining enters into energy arrangements that result in obtaining the right to purchase a fixed amount of energy denominated in megawatt hours at a fixed price. These arrangements are considered derivative contracts under ASC 815 since their value is derived from underlying asset prices, other inputs, or a combination of these factors. The derivative contracts are recognized as either assets or liabilities on the accompanying balance sheets offset against prepaid expenses at fair value, in accordance with ASC 210-20-45-1, as such balance reflects amounts prepaid to the same energy provider and reflect amounts due to and from the same party. Changes in fair value recognized in costs of revenues (exclusive of depreciation). Cash flows from derivative contracts are recognized as operating activities and adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities in the statements of cash flows.
Because Celsius Mining has the ability to sell its contracted electricity into the Electric Reliability Council of Texas (ERCOT) grid marketplace rather than taking physical delivery for its own use, Celsius Mining has determined that the scope exception for normal purchases and sales would not applicable. Such changes in fair value are measured based on Level 2 inputs. Refer to Note 9 — Derivatives for further information.
Cryptocurrencies, net
Cryptocurrencies held by Celsius Mining includes bitcoin and USDT Tether (“USDT”), which are both classified as current assets in the accompanying balance sheets due to Celsius Mining’s ability to sell it in a highly liquid marketplace and its intent to liquidate its cryptocurrencies to support operations or for treasury management when needed.
Cryptocurrencies received by Celsius Mining through its mining activities are accounted for in connection with Celsius Mining’s revenue recognition policy disclosed below.
Cryptocurrency held is accounted for as intangible assets with an indefinite useful life, in accordance with ASC 350, Intangibles — Goodwill and Other. An intangible asset with an indefinite useful life is not amortized but assessed for impairment when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired and at a minimum annually.
Celsius Mining measures cryptocurrencies for impairment on a daily basis, determining the fair value of its cryptocurrencies by using the lowest intra-day price as determined by Celsius Mining’s principal market. Celsius Mining recognizes impairment whenever, and to the extent, the carrying amount exceeds the lowest intra-day price. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset and is reflected in cryptocurrencies, net in Celsius Mining’s balance sheets. During the years from 2021 through 2023, subsequent reversal of impairment losses is not permitted.

The proceeds from sales of cryptocurrencies are included within investing activities in the accompanying statements of cash flows and any realized gains or losses from such sales are included in operating income (loss) in the statements of operations. Celsius Mining’s policy is to account for gains or losses on sale of cryptocurrencies, in accordance with the first in first out method of accounting. Refer to Note 5 —  Cryptocurrencies for further information.
Property and equipment, net
Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Construction in progress is not depreciated until the work is completed and the assets are placed in service. Costs of maintenance, repairs and minor replacements are expensed when incurred. Upon the sale or retirement of property and equipment, the cost and accumulated depreciation and amortization are removed from Celsius Mining’s balance sheets with the resulting gain or loss, if any, reflected in Celsius Mining’s statements of operations.
The estimated useful lives of the assets are as follows:
Years	Asset
3	Mining equipment
3	Computer equipment
5-7	Machinery and facility equipment(1)

(1)
Machinery and facility equipment primarily includes containers, electrical parts, cables, transformers, and buildings.

Mining equipment sales
Mining equipment sales contracts are for a fixed price and do not include a significant financing component. All consideration to which Celsius Mining is entitled is in the form of cash, USDC or USDT. Celsius Mining does not consider mining equipment sales as its normal course of business, nor are the buyers of the equipment are considered as customers within the scope of ASC 606. However, ASC 610-20, Other Income — Gains and Losses from Derecognition of Nonfinancial Assets (“ASC 610-20”), indicates that certain guidance in ASC 606 shall be applied to determine whether (and when) to derecognize the asset. As such, Celsius Mining recognizes mining equipment sales at a point in time based on management’s evaluation of when the control of the equipment has been passed to the buyer. The transfer of control to the buyer occurs when equipment has been picked up by or shipped to the buyer based on the terms of the contract. Refer to Note 6 — Property and equipment, net for further information.
Impairment of long-lived assets
Celsius Mining reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets (asset groups) may not be fully recoverable. The asset (asset group) to be held and used that is subject to impairment review represents the lowest level of identifiable cash flows that are largely independent of other groups of assets and liabilities. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered unrecoverable, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Factors Celsius Mining considers that could trigger an impairment include, but are not limited to, the following: significant decrease in market price; significant changes in the manner of use of the acquired assets or the strategy for Celsius Mining’s overall business; significant negative regulatory or economic trends; accumulation of costs significantly in excess of the amount originally expected; a combination of current-period operating or cash flow loss, history of operating cash flow losses, or forecast that demonstrates continuing losses; and an expectation that a long-lived asset will be sold or disposed of significantly before the end of its previously estimated useful life. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded in cost and expenses in Celsius Mining’s statements of operations. Upon recognition of impairment, the associated accumulated is reversed, and the value of long-lived assets to be held and used in operations is recorded at cost less impairment. Refer to Note 6 — Property and equipment, net for further information.
Leases
Celsius Mining, being a non-public entity, adopted ASC 842 effective January 1, 2022, using a modified retrospective approach. Celsius Mining has elected to apply the transition requirements at the January 1, 2022, effective date, rather than at the beginning of the earliest comparative period presented. This allows for a cumulative effect adjustment, as applicable, in the period of adoption, and prior periods are not restated.
Celsius Mining has elected to apply the package of practical expedients for leases that commenced before the January 1, 2022, effective date. Therefore, in transition, Celsius Mining did not reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, or initial direct costs for any existing leases. Celsius Mining did not elect to use hindsight in determining the lease term and assessing impairment of the entity’s right-of-use assets across all leases. Refer to Note 12 —  Leases for further information regarding the application of ASC 842.
Revenue recognition
Celsius Mining recognizes revenue under ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The core principle of this standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which Celsius Mining expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•
Step 1: Identify the contract with the customer

•
Step 2: Identify the performance obligations in the contract

•
Step 3: Determine the transaction price

•
Step 4: Allocate the transaction price to the performance obligations in the contract

•
Step 5: Recognize revenue when Celsius Mining satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).
If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.
The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

•
Variable consideration

•
Constraining estimates of variable consideration

•
The existence of a significant financing component in the contract

•
Noncash consideration

•
Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.
Mining revenue
Celsius Mining’s revenue is derived from providing hash computations (i.e., hashrate) to mining pool operators. The provision of hash computations to mining pools is an output of Celsius Mining’s ordinary activities and is Celsius Mining’s only performance obligation in its contracts with the mining pool operators.
The contracts are terminable, without conditions or penalties, at any time by either party without substantive compensation to the other party for such termination. Therefore, given the customer has ability to terminate the agreement at any time, Celsius Mining has concluded that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. Upon termination, the mining pool operator (i.e., Celsius Mining’s customer) is required to pay Celsius Mining any accrued amounts due related to previously satisfied performance obligations.
Additionally, Celsius Mining concluded that the mining pool operator’s renewal right is not a material right because the renewal rights do not include any discounts; that is, the terms, conditions, and compensation amounts are at the then-current market rates.
Either party has the right to decide the point in time and duration for which hash computations will be provided. As a result, Celsius Mining’s enforceable right to compensation only begins when Celsius Mining provides hash computations to the mining pool operator and exists in any period Celsius Mining provides hash computations (less than 24 hours).
In exchange for providing hash computations, Celsius Mining is entitled to receive noncash consideration, payable in bitcoin, from the mining pool operator. Bitcoin earned and recognized is variable from day to day based on the payout model. The amount of compensation due to Celsius Mining is determined using the Full Pay Per Share (“FPPS”) payout model detailed in the mining pool operator contract. FPPS contains three components, (1) a fractional share of the fixed cryptocurrencies award from the mining pool operator (referred to as a “network block subsidies”), (2) network transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, (3) pool operating fees. Celsius Mining’s total compensation is calculated using the following formula: the sum of Celsius Mining’s share of (a) Network Block Subsidies and (b) Network Transaction Fees, less (c) Pool Operating Fees.

(1)
“Network Block Subsidies” means the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), regardless of whether the mining pool operator successfully records a block to the blockchain.

Celsius Mining’s share of Network Block Subsidies earned for each measurement period (“Celsius Mining’s Network Block Subsidies”) is determined by dividing (a) the total amount of hashrate Celsius Mining provides to the mining pool operator, by (b) the total Bitcoin network’s implied hashrate (as determined by the Bitcoin network difficulty), multiplied by (c) the Network Block Subsidies.

(2)
“Network Transaction Fees” means the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the measurement period.

Celsius Mining’s share of Network Transaction Fees earned for each measurement period is determined by dividing (a) the total amount of Network Transaction Fees, by (b) the total amount of Network Block Subsidies that are actually generated on the Bitcoin network as a whole, multiplied by (c) Celsius Mining’s Network Block Subsidies.

(3)
“Pool Operating Fees” means the fees charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The Pool Operating Fees reduce the total amount of compensation Celsius Mining receives and are only incurred to the extent that it has generated mining revenue during the measurement period.

For each contract, Celsius Mining measures the consideration at fair value based on the quoted price of the related cryptocurrencies at beginning of day spot price on the date of contract inception, as determined by Celsius Mining’s principal market (Coinbase). Celsius Mining recognizes this noncash consideration on the same day that control of the contract service transfers to the mining pool operator, which is the same day as contract inception. If the spot price of bitcoin falls below the price utilized on the date of contract inception, then impairment is recognized accordingly. Upon actual disposition of bitcoin a realized gain is recognized by Celsius Mining if the spot price is greater than the carrying value.
There is no significant financing component in these transactions.
Revenue share agreements
Refer to Note 5 Cryptocurrencies for additional information related to revenue generated associated with hosting providers.
Cost of revenues (exclusive of depreciation)
Celsius Mining’s cost of revenue consists primarily of direct costs of earning bitcoin related to mining operations, including electric power costs, hosting costs, occupancy, materials and labor.
Asset acquisition
Celsius Mining measures and recognizes asset acquisitions, that are not deemed to be business combinations, based on the cost to acquire the assets to the acquiring entity under ASC Topic 805, “Business Combinations” (“ASC 805”). Celsius Mining allocates the cost of the acquisition to the assets acquired based on their relative fair values. Goodwill is not recognized in asset acquisitions as the acquisition cost if considered the fair value of assets acquired unless contradictory evidence is present. When nonfinancial assets are transferred, Celsius Mining treats them as noncash consideration received or paid, and any gains or losses are recognized in accordance with ASC 610-20.
Income taxes
Celsius Mining complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes” (“ASC 740”), which requires the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities.
ASC 740 also provides guidance on derecognition, classification, interest, and penalties, accounting in the interim period, disclosure and transition. Celsius Mining’s policy is to record interest and penalties associated with uncertain tax positions through income tax expense.
Based on Celsius Mining’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in Celsius Mining’s financial statements. Celsius Mining believes that its income tax positions and deductions would be sustained on audit and does not anticipate any adjustments that would result in material changes to its financial position.
Celsius Mining is a single-member limited liability company that is disregarded for U.S. federal and state income tax purposes and therefore is not subject to income tax. Celsius Mining’s financial statements recognize the current and deferred income tax consequences that result from Celsius Mining’s activities during the current and preceding periods under the provisions of ASC 740 (see in Note 13) as if Celsius Mining were a separate taxpayer rather than a member of Celsius Mining’s parent company, Celsius US Holding’s, consolidated income tax return group. Refer to Note 13 — Income taxes for further information.
Segment reporting
Operating segments are defined as components of an enterprise about which separate financial information is available that is regularly reviewed by the chief operating decision maker (“CODM”), which may be an individual or decision-making group. The CODM reviews financial information for the purpose of making operating decisions, allocating resources and in evaluating financial performance of the business of the reportable operating segments, based on discrete financial information. Celsius Mining views its operations and manages its business in one segment.
Recent accounting pronouncements
Celsius Mining continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects Celsius Mining’s financial reporting, Celsius Mining undertakes a study to determine the consequences of the change to its financial statements and assures that there are proper controls in place to ascertain that Celsius Mining’s financial statements properly reflect the change.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and has since issued various amendments including ASU No. 2018-19, ASU No. 2019-04, ASU No. 2019-05, ASU No. 2019-11, and ASU 2020-02. The guidance and the related amendments modify the accounting for credit losses for most financial assets and require the use of an expected credit loss model replacing the currently used incurred loss method. Under this model, entities will be required to estimate the expected lifetime credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. This ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2022, with early adoption permitted. Celsius Mining adopted this ASU effective January 1, 2023; adoption did not have a material impact on the financial statements.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This pronouncement aims to improve the transparency of income tax disclosures by requiring consistent categories and deeper disaggregation of information in rate reconciliation and income tax payments. It also expands income tax disclosures for these reconciliations by mandating disclosures of specific categories, additional reconciling items that meet quantitative thresholds, and detailing paid tax disaggregation by certain jurisdictions. This ASU is effective for Celsius Mining starting January 1, 2025, though early adoption is allowed. At present, Celsius Mining is assessing the potential impact of this standard’s adoption.
In December 2023, the FASB issued ASU No. 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. Under the guidance, an entity is required to: measure crypto assets at fair value with changes recognized in net income each reporting period, present crypto assets and related fair value changes separately in the balance sheet and income statement, and include various disclosures in interim and annual periods. The ASU is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2024, with early adoption permitted in any interim or annual period after the issuance of the ASU. Celsius Mining has elected to early adopt the updated standard effective as of January 1, 2024 and is assessing the potential impact of this standard’s adoption.

Note 3.   Chapter 11 Filing and Other Related Matters
Events leading to the Chapter 11 Case included a significant decline in the cryptocurrency market coupled with an overall decline in financial markets, which ultimately led to the necessity for the Debtors to file the bankruptcy. As described in Note 1 — Organization, the Debtors filed the Chapter 11 Cases to stabilize their businesses and consummate a comprehensive restructuring transaction that maximizes value for all stakeholders.
Chapter 11 Plan of Reorganization
Ionic Digital Inc. (“Ionic Digital”) was founded to effectuate the successful restructuring of certain assets of Celsius Mining, pursuant to the bankruptcy plan of the Debtors (as subsequently amended from time to time, the “Plan”) which was approved by vote of a majority of the creditors of the Debtors and subsequently confirmed by the Bankruptcy Court on November 9, 2023. On January 31, 2024 (the Plan Effective Date), Ionic Digital acquired the bitcoin mining assets of Celsius Mining, as well as approximately $195 million in cash and approximately $29 million in prepaid capital investments in Cedarvale (totaling approximately $225 million) and approximately 540 bitcoin, and issued Class A common stock to Celsius’ creditors, all pursuant to the Plan.
As part of its Chapter 11 process, the Debtors ran a marketing and sale process to identify parties to purchase and/or manage the assets of Celsius Mining. The marketing process resulted in a competitive auction that lasted for nearly a month and plan support agreements with two bidders for two different transaction paths, both centered around a publicly traded reorganized bitcoin mining business. Ultimately the Debtors, in consultation with the Official Committee of Unsecured Creditors appointed in the Debtors’ bankruptcy cases, selected the transaction path under which Ionic Digital would acquire the assets of Celsius Mining, and portions of the day-to-day operations of Ionic Digital’s bitcoin mining business initially would be outsourced to U.S. Data Management Group, LLC ( “Hut 8”).
Refer to Note 15 Subsequent Events for more information on these matters.
Ionic Digital’s Board of Directors consists of seven directors, including five appointed by a fiduciary for Celsius’ creditors and two appointed by Hut 8. Ionic Digital’s initial management team consists of Matthew Prusak as Chief Executive Officer, Stuart Gleichenhaus as Interim Chief Financial Officer and Charles B. Ammann as Chief Legal Officer and Corporate Secretary.
Celsius Mining’s ability to continue as a going concern is no longer in substantial doubt due to the successful implementation of the Plan on January 31, 2024 and the initial capitalization resulting therefrom. This has resulted in Ionic Digital having sufficient liquidity as of January 31, 2024, to meet both its obligations and operational needs.
Automatic Stay
Subject to certain specific exceptions under the Bankruptcy Code, the bankruptcy petitions of the Debtors automatically stayed most judicial or administrative actions against the Debtors and efforts by creditors to collect on or otherwise exercise rights or remedies with respect to pre-petition claims. Absent an order from the Bankruptcy Court, substantially all of the Debtors’ pre-petition liabilities are subject to settlement under the Bankruptcy Code.
Executory Contracts
Subject to certain exceptions, under the Bankruptcy Code the Debtors may assume, amend or reject certain executory contracts and unexpired leases subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the rejection of an executory contract or unexpired lease is treated as a pre-petition breach of such executory contract or unexpired lease and, subject to certain exceptions, relieves the Debtors from performing their future obligations under such executory contract or unexpired lease but entitles the contract counterparty or lessor to a pre-petition general unsecured claim for damages caused by such deemed breach. Generally, the assumption of an executory contract or unexpired lease requires the Debtors to cure existing monetary defaults under such executory contract or unexpired lease and provide adequate assurance of future performance. Accordingly, any description of an executory contract or unexpired lease with one or more of the Debtors in this document, including where applicable a quantification of Celsius Mining’s obligations under any such executory contract or unexpired lease, is qualified by any overriding rejection rights Celsius Mining has under the Bankruptcy Code. On November 9, 2023, the Bankruptcy Court issued a confirmation order of the Plan previously filed by the Debtors on September 27, 2023. On December 27, 2023, the Bankruptcy Court issued an Order Approving the Implementation of the MiningCo Transaction, which enabled the Plan Effective Date to subsequently occur on January 31, 2024.
Reorganization items, net and liabilities subject to compromise
Pre-Petition Indebtedness
As a result of the filing of the Chapter 11 Cases, pre-petition indebtedness may be subject to compromise. Generally, any actions to enforce or otherwise effective payment of pre-bankruptcy filing liabilities are stayed. While payment of pre-petition claims generally is not permitted, the Bankruptcy Court has granted the Debtors authority to pay certain pre-petition claims in designated categories, subject to certain terms and conditions. This relief was designed to preserve the value of the Debtors’ businesses and assets. Furthermore, the Bankruptcy Court authorized the Debtors to pay certain pre-petition claims relating to employee wages and benefits, taxes and critical vendors.
The Debtors are paying and intend to continue to pay undisputed post-petition liabilities in the ordinary course of business. In addition, the Debtors may reject certain pre-petition executory contracts and unexpired leases with respect to their operations with the approval of the Bankruptcy Court. Any damages resulting from the rejection of executory contracts and unexpired leases are treated as general unsecured claims.
Reorganization items, net, incurred as a result of the Chapter 11 Cases presented separately in the accompanying statements of operations were as follows (in thousands):
	Year Ended December 31,
	2023	2022
Professional fees and other bankruptcy related costs	$97,519	$29,028
Interest income	(336)	—
Realized gain on settlement of legal claims	(11,143)	—
Reorganization items, net	$86,040	$29,028
For the year ended December 31, 2023 and December 31, 2022, Celsius Mining incurred $97.5 million and $29.0 million, respectively, of charges primarily for professional fees, all of which are unpaid as of December 31, 2023, and which are recorded in other payables to related parties in the accompanying balance sheets. Celsius Mining has incurred and will continue to incur costs associated with the reorganization, including professional and consulting fees. Costs incurred since the petition date associated with the Chapter 11 Cases have been recorded as Reorganization items, net, in the accompanying audited statements of operations for the year ended December 31, 2023.Celsius Mining generated $0.3 million of interest income, related to funds deposited into a money market account, for the year-ended December 31, 2023. In accordance with ASC 852-10-45-12, interest income earned that would not have been earned without the bankruptcy (i.e., derived from having cash in excess of normal invested capital) has been included in Reorganization items, net. For the year ended December 31, 2023, Celsius Mining recorded a $11.1 million realized gain on settlement of legal claims which has been included in Reorganization items, net, as these gains are directly related to the reorganization and restructuring. Refer to Note 6 Property and equipment, net for additional information.
The accompanying balance sheet as of December 31, 2023, includes amounts classified as liabilities subject to compromise, which represent liabilities Celsius Mining anticipates will be allowed as claims in the Chapter 11 Cases. These amounts represent Celsius Mining’s current estimate of known or potential obligations to be resolved in connection with the Chapter 11 Cases and may differ from actual future settlement amounts paid. Differences between liabilities estimated and claims filed, or to be filed, will be investigated and resolved in connection with the claims resolution process. Celsius Mining will continue to evaluate these liabilities throughout the Chapter 11 process and adjust amounts as necessary. Such adjustments may be material.
Liabilities subject to compromise consisted of the following (in thousands):
	December 31, 2023	December 31, 2022
Accounts payable	$2,445	$3,780
Other payables to related parties	181,409	78,318
Lease liability	252	270
Loan payable to related parties	644,049	644,049
Total liabilities subject to compromise	$828,155	$726,417
The ultimate value at which liabilities will be settled cannot be made until the reorganization becomes effective. The amounts of pre-petition liabilities will continue to be evaluated and adjusted by Celsius Mining. Such adjustments may be material. Any additional liabilities that are subject to compromise will be recognized accordingly, and the aggregate amount of liabilities subject to compromise may change.
Note 4.   Concentrations
For the years ended December 31, 2023, December 31, 2022, and December 31, 2021, Celsius Mining mined only bitcoin, and therefore all of Celsius Mining’s mining revenue is related to one cryptocurrency. Celsius Mining had two mining pool operators during the year ended December 31, 2023, and all revenue, or $115.4 million, was related to one mining pool operator; however, Celsius Mining retained a back-up mining pool operator. Similarly, during the year ended December 31, 2022, Celsius Mining utilized the same two pool operators, and all revenue, or $146.7 million, was attributable to the primary pool operator. During the year ended December 31, 2021 Celsius Mining utilized six mining pool operators, of which approximately 99%, or $150 million, was attributable to four mining pool operators with FPPS payout models.
Note 5.   Cryptocurrencies
The following table presents the carrying amount of bitcoin as of December 31, 2023, and December 31, 2022 (in thousands):
	December 31, 2023	December 31, 2022
Beginning balance	$1,955	$7,334
Mining revenues(1)	113,432	146,668
Consideration paid to hosting providers	(3,950)	—
Realized gain on bitcoin derivatives	—	4,337
Carrying value of bitcoin disposed(2)	(89,440)	(135,100)
Impairment of cryptocurrencies	(5,979)	(21,284)
Ending Balance	$16,018	$1,955

(1)
This value excludes $1.3 million of mining revenues received in USD from EZB (defined below) and $0.7 million of Other Receivables related to mining revenue recognized on December 31, 2023 and received on January 1, 2024.

(2)
Disposal is defined as the sale of bitcoin, loan repayments paid using bitcoin or operating expenses paid using bitcoin.

For the year ended December 31, 2023, Celsius Mining had $115.4 million in mining revenues, and recorded a $9.6 million realized gain related to the disposition of bitcoin. For the year ended December 31,

2022, Celsius Mining had $146.7 million in mining revenues, and recorded an $11.6 million realized gain related to the disposition of bitcoin. For the year ended December 31, 2021, Celsius Mining had $150.1 million in mining revenues, and recorded $33.4 million realized gain related to the disposition of bitcoin. During the years ended December 31, 2023, 2022, and 2021, Celsius Mining recorded impairment on its bitcoin holdings of $6.0 million, $21.3 million, and $18.3 million, respectively.
The following table presents the carrying amount of USDT as of December 31, 2023 and December 31, 2022 (in thousands):
	December 31, 2023	December 31, 2022
Beginning balance	$440	$—
USDT received(1)	—	1,785
USDT disbursed(1)	(440)	(1,345)
Ending balance	$—	$440

(1)
Transaction related to USDT received for sale of miners.

Celsius Mining received 1.8 million of USDT on June 28, 2022. Subsequently Celsius Mining sold 1.4 million USDT on June 29, 2022. Celsius Mining had 0.4 million USDT as of December 31, 2022, which was subsequently disposed of in September 2023.
Revenue share agreements
In 2023, Celsius Mining entered into revenue share agreements with four counterparties which are detailed below. Each of the revenue sharing agreements includes non-cash consideration for the block rewards and transaction fees paid in bitcoin. The value of the bitcoin is determined by taking the fair market value at the beginning of each day consistently across all periods.
Master Colocation Services Agreement with Global[X]Digital, LLC
On February 12, 2023, Celsius Mining entered into a master colocation services agreement with Global[X]Digital, LLC (“GXD”) to host approximately 17,000 miners owned by Celsius Mining at GXD’s Oklahoma City OK facility. The initial term of the agreement is three years, with the term automatically renewing for six months unless either party provides written notice, without cause, at least ninety days prior to the expiration of the term. On July 6, 2023, Celsius Mining entered into a service order with GXD to host an additional 5,760 miners at the Oklahoma City facility for an initial term of 18 months, with an option for Celsius Mining to extend the term for a further 18 months. Within the terms of the agreement, Celsius Mining is principally responsible for delivery of the service to the customer (the mining pool operator); and therefore recognizes revenue on a gross basis daily (remuneration is received in bitcoin). Celsius Mining recognizes hosting services costs, which includes revenue share amounts and other expenses paid to GXD, within cost of revenue on a monthly basis.
Hosting Services Agreement with Montana OP, LLC
On April 1, 2023, Celsius Mining entered into a hosting services agreement with Montana OP, LLC (“Montana OP”) who hosted Celsius Mining miners and made up to 45 megawatts (“MW”) of energy capacity available at Montana OP’s Hardin MT facility. The initial term of the agreement was three years. On October 6, 2023, Montana OP terminated the agreements. On October 16, 2023, a settlement between both parties was agreed pursuant to which Montana OP shall apply $0.3 million of deposits received from Celsius Mining to satisfy the remaining outstanding invoices and remit the remaining deposits, $2.2 million, to Celsius Mining. Within the terms of the agreement, Celsius Mining was principally responsible for delivery of the service to the customer (the mining pool operator) and therefore recognized revenue on a gross basis daily (renumeration is received in bitcoin); Celsius Mining recognized hosting services costs, which includes revenue share amounts and other expenses from Montana OP within cost of revenue on a monthly basis.

Hosting Services Agreement with EZ Blockchain Services, LLC
On June 2, 2023, Celsius Mining entered into a term sheet for hosting services with EZ Blockchain Services, LLC (“EZB”) who hosted Celsius Mining miners at EZB’s Douglas, GA and West Point, GA facilities and made available up to 32 MW of energy capacity available at the facilities. On December 21, 2023, Celsius Mining and EZB entered into a definitive Hosting Agreement, superseding the term sheet. The initial term is eighteen months, which may be extended for each day of curtailment up to a maximum contract length of twenty-one months. Under the term sheet, EZB was principally responsible for delivery of the service to the customer (the mining pool operator), whereas under the Hosting Agreement, Celsius Mining is principally responsible for delivery of the service. Under the term sheet, during 2023 Celsius Mining was entitled to revenue in cash; and recognized its share of mining revenue received on a net basis given EZB was principally responsible for delivery of the service; since net mining revenues were considered constrained until month-end, revenue was recognized at month-end when it became probably that a significant reversal would not occur. Under the Hosting Agreement, effective December 21, 2023, since Celsius Mining is considered the principal, revenue is recognized on a gross basis daily (renumeration is received in bitcoin). Celsius Mining recognizes hosting services costs, which includes revenue share amounts and other expenses paid to EZB, within cost of revenue on a monthly basis.
Hosting Services Agreement with Hut 8 / USMIO Alpha LLC
On August 8, 2023, Celsius Mining entered into a bitcoin mining hosting agreement (the “Hut 8 Niagara Hosting Agreement”) with USMIO Alpha LLC , which at the time was wholly-owned subsidiary of U.S. Data Mining Group, Inc., a Nevada corporation doing business as ‘USBITCOIN’ (“USBTC”). On November 30, 2023, USBTC completed a business combination agreement, which is a form of merger in Canada, with Hut 8 Mining Corp., a British Columbia corporation. The surviving entity of the business combination is a Delaware corporation called Hut 8 Corp., which is listed on NASDAQ. Therefore, USMIO Alpha LLC is now a wholly-owned subsidiary of Hut 8 Corp. Under the Hut 8 Niagara Hosting Agreement, Hut 8 agreed to provide hosting services, including electrical power and internet access, necessary to host at least 8,500 miners owned by Celsius Mining at Hut 8’s Niagara Falls, New York facility. The Hut 8 Niagara Hosting Agreement has an initial term of twelve months, with Celsius Mining’s option to renew for four consecutive twelve month terms. Within the terms of the agreement, Celsius Mining is principally responsible for delivery of the service to the customer (the mining pool operator) and therefore recognizes revenue on a gross basis daily (renumeration is received in bitcoin). Celsius Mining recognizes hosting services costs, which includes revenue share amounts and other expenses paid to Hut 8 within cost of revenue on a monthly basis.
Note 6.   Property and equipment, net
Property and equipment consisted of the following as of December 31, 2023, and December 31, 2022 (in thousands):
	December 31, 2023	December 31, 2022
Mining equipment	$191,286	$144,677
Machinery and facility equipment	56,231	32,520
Computer equipment	27	27
Construction in progress	52,048	38,356
Land	1,098	—
Total cost of property and equipment, net of impairment	300,690	215,580
Less accumulated depreciation(1)	66,211	—
Property and equipment, net	$234,479	$215,580

(1)
See Note 2 — Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements for methodology on calculations.

In the years ended December 31, 2023 and 2022, Celsius Mining evaluated the impairment indicators discussed in Note 2. Basis of Presentation, Summary of Significant Accounting Policies and determined impairment was triggered. During the year ended December 31, 2023, Celsius Mining concluded the costs incurred, related to a capital project which has been terminated, were no longer recoverable as a result of a change of intended use. Therefore, Celsius Mining recorded the total cost of $17.7 million to impairment during the year ended December 31, 2023.
For the year ended December 31, 2022, Celsius Mining determined there has been a significant decrease in the market price of the mining equipment, which was driven by a decline in the price of bitcoin. Additionally, Celsius Mining identified a significant adverse change in the business climate as a result of recent adverse changes in Celsius Mining’s industry including peers struggling to find and retain investors; and peer digital asset related companies filing for bankruptcy. Testing performed indicated the estimated fair value of Celsius Mining’s miners and other assets (e.g., machinery and equipment and construction in progress) to be less than their net carrying value for the year ended December 31, 2022, and an impairment of $327.3 million was recognized, reducing the net carrying value of Celsius Mining’s miners and other assets to their estimated fair value; such estimate represents a non-recurring Level 3 fair value measurement. Celsius Mining did not identify any impairment indicators and therefore no impairment expense was recorded during the year ended December 31, 2021. Refer to Note 2 Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements for further information related to fair value measurements.
Celsius Mining incurred depreciation expense for its property and equipment of $66.2 million, $62.2 million, and $13.4 million for the years ended December 31, 2023, 2022, and 2021, respectively. Celsius Mining recorded sales and use tax expense of $4.2 million for the year ending December 31, 2023, resulting from the transfer of previously deployed miners. During the years ended December 31, 2022, and December 31, 2021, Celsius Mining recorded no sales and use tax expense; all sales and use taxes paid during those period were capitalized into property and equipment. The sales and use tax expense for the year ended December 31, 2023, is included in general and administrative expenses in the statements of operations.
Mining equipment
The miners owned by Celsius Mining use ASIC chips designed around the 256-bit secure hashing algorithm (SHA-256) used by the bitcoin blockchain; the primary cryptocurrency Celsius Mining seeks to mine is bitcoin. Celsius Mining generates a significant portion of its revenue through its cryptocurrency mining operation. Celsius Mining sells bitcoin from time to time to fund operations, to fund other business initiatives and for general corporate purposes.
Celsius Mining operated various models of the AntMiner S19 & S19 PRO, a series of miners manufactured by Bitmain Technologies Limited (“Bitmain”), as well as various models of M30S, a series of miners manufactured by Inchigle Technology Hongkong Limited (“MicroBT”).
In February 2023, Celsius Mining sold 2,490 MicoBT miners to Touzi Capital, LLC (“Touzi”) for $1.2 million. This sale resulted in a loss on asset disposal of $2.4 million, which was recorded in realized (gain) loss on fixed asset sales in the statements of operations for the year ended December 31, 2023.
On June 23, 2022, Celsius Mining entered into an agreement to sell 6,336 MicroBT miners to Touzi for a total of $17.3 million. Of the $17.3 million sale price, $15.0 million was received in cash, $1.8 million was received in USDT and $0.5 million was received in USDC. This sale resulted in a loss on asset disposal of $21.7 million, which was recorded in realized (gain) loss on fixed asset sales in the statements of operations for the year ended December 31, 2022.
Bitmain coupons
During the year ended December 31, 2022, Celsius Mining received coupons issued by Bitmain that provided Celsius Mining with discounts which Celsius Mining could redeem through the purchase of additional miners from Bitmain prior to the expiration date of the coupons (between March and July 2023). Since at the time, as a Debtor, Celsius Mining had no intention to utilize the coupons prior to their expiration dates, these coupons were sold to third-parties for $4.5 million during the year ended December 31,

2023. The corresponding gain was recorded in realized (gain) loss on fixed asset sales in the statements of operations for the year ended December 31, 2022.
Asset Acquisition
On December 18, 2020, Celsius Mining entered into a Master Services Agreement (the “Core MSA”) with Core Scientific, Inc. (“Core Scientific”). In 2022, both companies filed for Chapter 11 bankruptcy and the Core MSA was subsequently terminated by Core Scientific on January 4, 2023. On April 14, 2023, Celsius filed claims in the Core Scientific bankruptcy proceedings totaling $312.3 million as follows: $113.5 million in damages for Core Scientific’s breach of contract, $194.1 million in damages stemming from Core Scientific’s rejection of the Core MSA, and the return $4.7 million previously paid by Celsius Mining to Core Scientific. Core Scientific also filed aggregate claims totaling $3.9 million in the Celsius Mining bankruptcy proceedings, citing unpaid invoices for services performed.
On September 14, 2023, Celsius Mining and Core Scientific reached settlement which fully resolved all claims, with a value to Celsius Mining of approximately $45 million. The settlement included: (a) the payment of $14.2 million in cash by Celsius Mining to Core Scientific; (b) Celsius Mining released Core Scientific from $21.1 million in prepaid hosting services, previously paid in cash by Celsius Mining to Core Scientific; (c) Core Scientific released Celsius Mining from an open account payable due to Core Scientific of $1.4 million; and (d) Core Scientific transferred to Celsius Mining a 136-acre mining site in Ward County, Texas (“Cedarvale”), along with partially constructed buildings and existing contracts by third parties to provide power and internet to the site. This settlement was approved by the Bankruptcy Court and subsequently closed on November 2, 2023, and resulted in the recognition of $1.1 million of land, $43.9 million of facilities and infrastructure considered construction in progress, and a $11.1 million realized gain on settlement of legal claims. Additionally, the settlement resulted in the derecognition of $21.1 in prepaid hosting services and $1.4 million in accounts payable. As per the guidelines of ASC 805-10-20, this transaction was classified as an asset acquisition. The realized gain on settlement of legal claims was recorded in reorganization items, net; refer to Note 3 Chapter 11 Filing and Other Related Matters for additional information.
Following the acquisition of Cedarvale, Celsius Mining incurred additional costs of $2.4 million related to the development the 219 MW site for the year ended December 31, 2023. As such, total amounts related to construction in progress at Cedarvale were $46.3 million as of December 31, 2023.
Note 7.   Deposits on miners
Deposits on miners represent the amount Celsius Mining has paid to its suppliers for the purchase of miners which have not yet been received. The following table presents the carrying amount of deposits on miners as of December 31, 2023 and December 31, 2022 (in thousands):
	December 31, 2023	December 31, 2022
Beginning balance	$44,060	$346,535
Deposits made to suppliers for miners	—	160,747
Miners received from suppliers	(44,060)	(463,222)
Ending balance	$—	$44,060
Note 8.   Prepaid expenses, Other receivables, and Long-term deposits
Prepaid expenses as of December 31, 2023 and December 31, 2022 consist of the following (in thousands):
	December 31, 2023	December 31, 2022
Prepaid expenses(1)(3)	$5,264	$14,214
Prepaid hosting services(2)	6,189	26,678
Total prepaid expenses	$11,453	$40,892

(1)
Includes embedded derivative asset and liability related to energy derivative of $0.2 million and $1.5 million as of December 31, 2023 and 2022, respectively. Refer to Note 9 Derivatives for further information.

(2)
Prepaid hosting services consist of prepaid expenses and deposits associated with third-party hosting costs. Celsius Mining utilizes third parties to store and operate Celsius Mining’s miners (e.g., cleaning, cabling, and other services to maintain the mining equipment) at commercial facilities, otherwise known as a co-location center or a data center. In addition to storing and operating the miners, the third parties establish and maintain contracts with utilities and other energy providers. The associated revenue (with the mining pool operator) and expenses are recorded on a gross basis.

(3)
Prepaid expenses comprise of prepayments made for energy costs at Celsius Mining’s self-mining sites as well as other general and administrative expenses.

Other assets as of December 31, 2023 and December 31, 2022 consist of the following (in thousands):
	December 31, 2023	December 31, 2022
Other receivables – current(1)	$1,644	$—
Other receivables – non-current(2)	1,842	8,153
Long-term deposits(3)	22,717	15,328
Total other assets	$26,203	$23,481

(1)
Other receivables- current primarily consists of credits for future mining equipment orders as well as one day of bitcoin earned as of December 31, 2023 and received January 1, 2024.

(2)
Other receivables- non-current consists of credits with the intention to purchase bitcoin miners.

(3)
Long-term deposits consist of deposits paid to a third-party hosting provider that were required to be paid upfront and may be used toward Celsius Mining’s outstanding invoice amounts.

Note 9.   Derivatives
Mothership Incubator Texas Rep Power Agreement
On October 31, 2022, Celsius Mining and Mothership Incubator Texas REP 2, LLC (“MI Texas”) entered into a power purchase agreement (the “MI Texas Agreement”) for four Celsius Mining sites (as directed by Celsius Mining) near Midland, Texas (the “Midland Sites”). Under the MI Texas Agreement, MI Texas is required to deliver a fixed amount of power at a fixed price to Celsius Mining. The term of the MI Texas Agreement was six months, subject to certain early termination exemptions. Commencing from November 1, 2022, MI Texas initiated the sale of the scheduled energy in the ERCOT market under the MI Texas Agreement and agreed upon ramp-up schedule between MI Texas and Celsius Mining. On May 22, 2023, Celsius Mining and MI Texas entered into a new power purchase agreement on the same basis for a term of additional six months; portion of this new agreement commenced on July 24, 2023, and the remaining portion on January 1, 2024.
Due to ERCOT’s allowance for net settlement, the management of Celsius Mining determined that the MI Texas Agreement met the definition of a derivative under ASC 815 “Derivative and Hedging.” Because Celsius Mining has the ability to sell its electricity into the ERCOT market rather than take physical delivery, Celsius Mining believes that the usual scope exception for normal purchases and sales is not applicable to the MI Texas Agreement. As a result, the MI Texas Agreement is recorded at an estimated fair value each reporting period in the balance sheet and any changes in the fair value will be recorded in costs of revenues (exclusive of depreciation) in the statements of operations.
Depending on the current spot market price of electricity, Celsius Mining may opportunistically sell electricity in the ERCOT market in exchange for cash payments instead of utilizing the power for its bitcoin mining at the Midland Sites, during peak periods, in order efficiently manage the operating costs of

Celsius Mining. Celsius Mining acknowledges the potential for the recognition of unrealized gains or losses, which is contingent upon the prevailing spot market price of electricity. In instances where the present spot market price descends below the predetermined price, an unrealized loss will be recognized. Conversely, a corresponding unrealized gain will be recognized in cases where the present spot market exceeds the predetermined price.
Celsius Mining initiated bitcoin mining at the Midland Sites on November 1, 2022, and subsequent to that date, the costs covered under the MI Texas Agreement are recorded in cost of revenue in Celsius Mining’s statements of operations. As of December 31, 2023, an unrealized gain of $0.2 million was offset against prepaid expense, in accordance with ASC 210-20-45-1, as the spot market prices and forward energy price curves exceeded the predetermined price. As of December 31, 2022, an unrealized loss of $1.5 million was offset against prepaid expense as the spot market price and forward energy price curves were less than the predetermined price. The statements of operations for the years ended December 31, 2023 and December 31, 2022, reflected these changes as an unrealized gain of $1.7 million and an unrealized loss of $1.5 million, respectively. Refer to Note 10 Level 2 asset for further information.
Bitcoin Put / Call options
During the first and second quarters of the year ended December 31, 2022, Celsius Mining entered into nonrecurring option positions, both call and put options, for a premium to secure the right to either purchase or sell bitcoin at a designated future date. The options activities occurred solely over a span of six months and all positions expired or were closed out by June 30, 2022, and Celsius Mining has not initiated any additional positions since then. Celsius Mining recorded a realized gain of $4.3 million as part of the activity in other expenses (income), net in the statements of operations.
Bitcoin loan
Celsius Mining evaluates its financing and service arrangements to determine whether certain arrangements contain features that qualify as embedded derivatives requiring bifurcation in accordance with ASC 815 — “Derivatives and Hedging” (“ASC 815”).
As described in Note 11(A) below, Celsius Mining entered into a loan arrangement with related parties. In this loan arrangement, Celsius Mining was the borrower, bitcoin was chosen as the currency for this loan because Celsius Mining’s operations involve the mining of bitcoin and thus created a source of funds in bitcoin available for Celsius Mining to pay principal and interest on the loan. Choosing bitcoin as a currency therefore had the effect of neutralizing market risk for Celsius Mining since no conversion to U.S. Dollars was needed.
This loan is accounted for as a hybrid instrument, with a liability host contract that contains a bifurcated embedded derivative based on the changes in the fair value of the underlying bitcoin. Embedded derivatives that are required to be bifurcated from the host instrument or arrangements are accounted for and valued as separate financial instruments. The embedded derivative is initially recorded at its fair value and is then remeasured at each reporting date with changes in the fair value reported in the statements of operations. The embedded derivative is included in the loan payable to related parties in the balance sheets and measured at Level 2 of the fair value hierarchy.
Celsius Mining settled this loan during the year ended December 31, 2021, including both principal and interest, in bitcoin. The difference between the fair value at the time of the repayment and the original carrying value of the Bitcoin loan was recognized as a realized loss on derivatives on the statements of operations in the amount of $24.0 million for the year ended December 31, 2021. Refer to Note 11 —  Related Party Transactions for further details.
Note 10.   Fair Value Measurements
Celsius Mining’s financial assets and liabilities subject to fair value measurement on a recurring basis and the level of inputs used for such measurements were as follows as of the dates indicated (in thousands):

	Fair value measured as of December 31, 2023
	Total carrying value	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	$33,660	$33,660	$—	$—
Prepaid expenses – derivative asset(2)	$228	$—	$228	$—
	Fair value measured as of December 31, 2022
	Total carrying value	Level 1	Level 2	Level 3
Cash and cash equivalents(1)	$38,603	$38,603	$—	$—
Prepaid expenses – derivative liability(2)	$(1,471)	$—	$(1,471)	$—

(1)
See Note 2 — Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements for further information.

(2)
See Note 9 — Derivatives for additional information.

Level 2 asset
On May 22, 2023, Celsius Mining recognized the derivative asset against prepaid expenses on its balance sheet related to the MI Texas Agreement, which was the date when both the quantity of electricity demand was known and the penalties for nonperformance under the MI Texas Rep Power Agreement became enforceable. Subsequent changes in fair value are recorded in other expenses in the statements of operations. Celsius Mining did not designate the MI Texas Agreement as a hedging instrument. To establish fair value for energy derivatives, Celsius Mining uses quoted market prices and forward price curves to estimate the fair value of energy derivative instruments included in Level 2. Energy derivative valuations are performed using market quotes, adjusted for periods in between quotable periods. Unrealized gain associated with the derivative asset within the Level 2 category includes changes in fair value that were attributable to amendments to the MI Texas Agreement, as well as changes to the quoted forward electricity rates. Celsius Mining determines these fair values and recognition of unrealized gain (loss) at least quarterly.
Celsius Mining’s financial assets and liabilities subject to fair value measurement on a nonrecurring basis and the level of inputs used for such measurements were as follows as of the dates indicated (in thousands):
	Fair value measured as of December 31, 2023
	Total carrying value	Level 1	Level 2	Level 3
Cryptocurrencies	$16,018	$16,018	$—	$—
	Fair value measured as of December 31, 2022
	Total carrying value	Level 1	Level 2	Level 3
Cryptocurrencies	$2,395	$2,395	$—	$—
Cryptocurrencies fair value
In determining the fair value of its cryptocurrencies, Celsius Mining uses quoted prices as determined by its principal market (Coinbase). Refer to Note 2 Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements for further information.

Note 11.   Related Party Transactions
A. Loans Payable to Related Parties
Revolving Credit Agreement — $750 million
On November 1, 2020, Celsius UK and Celsius Mining entered into a revolving credit agreement (the “$750m Revolver”) under which Celsius Mining could borrow up to $750.0 million from Celsius UK for the purpose of acquiring mining equipment and to fund its operations. The $750m Revolver was unsecured but was repayable upon demand by Celsius UK. The stated interest rate was 12% per annum, compounded monthly and payable quarterly, but Celsius Mining had the option to either pay the interest in cash or in-kind by adding the accrued interest to the principal.
During the years ended December 31, 2022 and December 31, 2021, Celsius Mining accrued (but did not pay in cash) total interest of $32.2 million and $20.6 million, respectively, on the $750m Revolver. During the year ended December 31, 2023, Celsius Mining did not accrue (or pay) interest on the $750m Revolver.
The following table presents changes in the balance of the $750m Revolver (in thousands):
	December 31, 2023	December 31, 2022
Beginning balance	$644,049	$381,092
Amount borrowed(1)	—	280,462
Repayments(1)	—	(49,696)
Interest accrued(1)(2)	—	32,191
Ending balance(1)(3)	$644,049	$644,049

(1)
No further draws or payments of principal or interest occurred after the commencement of the Chapter 11 Cases on July 13, 2022.

(2)
Contractual interest on the $750m Revolver would have been $86.4 million for the year ended December 31, 2023. Celsius Mining discontinued accruing interest as of the Petition Date in accordance with ASC 852.

(3)
Total loans payable to related parties as of December 31, 2023, and December 31, 2022, were reclassified as liabilities subject to compromise per ASC 852.

On January 31, 2024, upon consummation of the Plan, the $750m Revolver was cancelled and discharged in full as per the terms of the Plan.
Revolving Credit Agreement — $150 million
On April 1, 2021, Celsius UK and Celsius Mining entered into a second revolving credit agreement (the “$150m Revolver”), under which Celsius Mining could borrow up to $150.0 million from Celsius UK for the sole purpose of investing in debt and equity of third parties in the cryptocurrencies industry. Like the $750m Revolver, the $150m Revolver was unsecured but was repayable upon demand by Celsius UK and had the same interest rate and pay-in-kind option.
During the year ended December 31, 2021, Celsius Mining borrowed $104.0 million on the $150m Revolver, with an annual interest rate of 12%, compounded monthly.
Celsius UK and Celsius Mining subsequently determined that the holding of financial investments in third parties in the cryptocurrencies industry at that time fell outside of Celsius Mining’s core strategic focus on mining operations. Therefore, on October 1, 2021, they completed a transaction in which: (a) Celsius Mining assigned the financial investments it had purchased, comprising certain secured convertible notes issued by Core Scientific Holding Company, certain Simple Agreement for Future Equity (“SAFE”) investments in Rhodium Enterprises, Inc., and preferred stock issued by Luxor Technology Corporation (“Luxor”), to Celsius US Holding; (b) Celsius US Holding assumed liability for the $150m Revolver; (c) Celsius

Mining agreed that it could no longer borrow on the $150m Revolver, and (d) Celsius Mining no longer had any further obligations under the $150m Revolver.
Celsius Mining engaged an independent specialist to assist in determining the fair value investments transferred as of the date of assignment. According to ASC 320-10-25-1, the Core Scientific Holding Company investment was considered as a debt security held-for-trading. As such, that investment was measured at a fair value of $56.9 million as of September 30, 2021, and Celsius Mining recognized a realized gain of $0.9 million upon assignment. The Rhodium Enterprises, Inc. and Luxor investments were considered equity securities. As such, those investments were measured at a fair value of $52.0 million as of September 30, 2021, and Celsius Mining recognized a realized gain of $2.0 million.
Revolving Credit Agreement — 2,500 bitcoin
On July 1, 2021, Celsius UK and Celsius Mining entered into a third revolving credit agreement (the “Bitcoin Revolver”) under which Celsius Mining could borrow up to 2,500 bitcoin for the sole purpose of acquiring mining equipment. Like the $750m Revolver, the Bitcoin Revolver was unsecured but was repayable upon demand by Celsius UK and had the same pay-in-kind option as well as an option for Celsius Mining to pay principal and interest in either bitcoin or the cash equivalent of the bitcoin measured on the date of payment. The stated interest rate on the Bitcoin Revolver was 10% per annum, compounded monthly and payable quarterly.
During the year ended December 31, 2021, Celsius Mining borrowed $128.6 million in bitcoin (measured on the dates of the borrowings).
Celsius Mining repaid all principal and interest on the Bitcoin Revolver prior to December 31, 2021, and the Bitcoin Revolver was cancelled and terminated by mutual agreement of the parties on April 28, 2022.
Letter Agreement in respect of Revolving Credit Agreements
Pursuant to a letter agreement dated May 7, 2022, Celsius UK and Celsius Mining agreed that: (i) prior to July 1, 2023, Celsius UK would not call or demand repayment of either the $750m Revolver or the Bitcoin Revolver; (ii) prior to July 1, 2023, Celsius UK would not call or demand repayment of any additional loans extended to Celsius Mining from September 30, 2021, through July 1, 2023; and (iii) until July 1, 2023, Celsius UK would waive any acceleration rights under any such loans. Notwithstanding the letter agreement, cash flow from the mining operations of Celsius Mining during the year ended December 31, 2022, resulted in Celsius Mining voluntarily making $49.7 million in repayments under the $750m Revolver. Refer to the table within the Revolving Credit Agreement — $750 million section above for further details.
B. Other Payables to Related Parties
Celsius Mining recorded related party payables of $181.4 million and $78.3 million as of December 31, 2023, and December 31, 2022, respectively, which represents expenses incurred for key management personnel and entities over which Celsius Mining had control or significant influence.
The following summarizes the breakdown of related party payables (in thousands):
	December 31, 2023	December 31, 2022
Celsius Network Limited (UK)	$158,043	$55,242
Celsius Network Inc.	843	843
Celsius Network Ltd. (ISR)	713	712
Celsius Network LLC	298	298
Celsius US Holding LLC	21,512	21,223
Ending balance(1)	$181,409	$78,318

(1)
Total other payables to related parties as of December 31, 2023 was reclassified as liabilities subject to compromise per ASC 852 guidance.

On January 31, 2024, upon consummation of the Plan, these related party payables were cancelled and discharged in full as per the terms of the Plan.
Note 12.   Leases
Celsius Mining’s real estate leases primarily consist of operating leases for land (for the purpose of building data center facilities used for bitcoin mining) in rural areas near Midland, Texas, expiring on various dates through 2032. Celsius Mining determines if an arrangement is a lease or contains a lease at inception of the arrangement based on the terms and conditions in the contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Celsius Mining determines the lease classification at the commencement of the lease, which governs the pattern of expense recognition and presentation reflected in the statements of operations over the lease term.
Celsius Mining’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods. Celsius Mining’s real estate leases often include one or more options to renew at Celsius Mining’s discretion. If at lease commencement Celsius Mining considers the exercise of a renewal option to be reasonably certain, Celsius Mining will include the extended lease term in the calculation of the right-of-use asset and lease liability. Currently, Celsius Mining is not reasonably certain to exercise any renewal options, and therefore the renewal periods were not included in the non-cancellable lease term. Similarly, Celsius Mining’s real estate leases often include an option to terminate the lease at Celsius Mining’s discretion at a designated point in time or upon the occurrence of one or more events. Currently, Celsius Mining is not reasonably certain to exercise any termination options and therefore the non-cancelable lease terms includes the period after the date of the termination option. For leases with a term of 12 months or less at lease commencement, Celsius Mining has determined that it will make a policy election to not record a lease liability or right-of-use asset and will instead recognize lease payments in profit or loss on a straight-line basis over the lease term.
Operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the lease commencement date. As the discount rate implicit in Celsius Mining’s leases is not readily determinable, Celsius Mining uses its incremental borrowing rate at the lease commencement in determining the present value of minimum lease payments. The incremental borrowing rate represents an estimate of the interest rate Celsius Mining would incur at lease commencement to borrow on a collateralized basis an amount equal to the lease payments over a similar lease term in a similar economic environment. The initial measurement of the operating right-of-use asset equals the initial measurement of the operating lease liability adjusted for any lease payments made by the lessor at or before the commencement date, any initial direct costs incurred by the lessee, and less any lease incentives received. For Celsius Mining’s operating leases, fixed lease payments are recognized on a straight-line basis over the lease term.
Celsius Mining evaluates whether contractual costs which are deemed variable lease payments are included in the terms of the agreements. Variable lease payments include amounts paid by a lessee for the right-to-use an asset that can vary because of changes in facts and circumstances occurring after the commencement date, other than the passage of time. To determine whether a payment is variable, Celsius Mining analyzes whether the payment made is based on an index or market rate. Variable lease payments that do not depend on an index or rate are expensed as incurred and are not included in the calculation of the lease liability or right-of-use asset. Celsius Mining has elected the practical expedient that allows for lease and non-lease components to be accounted for as a single lease component.
On February 21, 2022, Celsius Mining entered a lease for a plot of land for an initial term of 10 years for the purpose of constructing a bitcoin mining data center in Rebel, Glasscock County, Texas. Celsius Mining has concluded that all payments under this lease are deemed variable as they are determined based on gross electricity consumed. Therefore, the rental payments will be expensed as incurred, and the operating lease liability and corresponding operating right-of-use asset are $0, respectively.

On May 1, 2022, Celsius Mining entered a lease for a plot of land for an initial term of 10 years with the purpose of constructing a cryptocurrencies mining data center in Stiles, Reagan County, Texas. Celsius Mining expects to pay $0.4 million in future minimum lease payments for the right to use the land afforded in this lease. Therefore, Celsius Mining has recorded an operating lease liability and corresponding right-of-use asset at the commencement date of $0.3 million.
Operating lease right-of-use assets in the amount of $0.3 million are included in “Operating lease right-of-use assets” and operating lease liabilities in the amount of $0.3 million are included in “Liabilities Subject to Compromise” in Celsius Mining’s statement of financial condition as of December 31, 2023.
The components of total lease cost recorded in the statements of operations are as follows (in thousands):
	December 31, 2023	December 31, 2022
Operating leases
Operating lease cost	$40	$27
Variable lease cost	—	2
Total lease cost	$40	$29
Additional quantitative information related to leases is summarized below (in thousands):
	December 31, 2023	December 31, 2022
Cash paid for amounts included in the measurement of lease liability − operating lease	$36	$35
Right-of-use asset obtained in exchange for operating lease liability	$—	$596
Weighted-average remaining lease term (years) – operating lease	8.2	9.2
Weighted -average discount rate* – operating lease	7.0%	7.0%
As of December 31, 2023, maturities of Celsius Mining’s operating lease liability, which do not include variable lease payments, are as follows (in thousands):
Year	Operating Leases
2024	$37
2025	38
2026	39
2027	41
2028	42
Thereafter	133
Total minimum lease payments	330
Less present value discount	(78)
Operating lease liability(1)	$252

(1)
Total lease liabilities were reclassified as liabilities subject to compromise per ASC 852 guidance.

Note 13.   Income Taxes
Celsius Mining is a single-member limited liability company that is disregarded for income tax purposes and therefore is not subject to income tax. Celsius Mining’s financial statements recognize the current and deferred income tax consequences that result from Celsius Mining’s activities during the current and preceding periods under the provisions of ASC 740 as if Celsius Mining were a separate taxpayer rather than a member of Celsius US Holding’s consolidated income tax return group. Federal and state and local income taxes are paid to Celsius US Holding based upon the current income taxes computed by

Celsius Mining under this method. As of December 31, 2023 and December 31, 2022, Celsius Mining maintains taxes payable to Celsius US Holding of $21.2 million and $20.9 million, respectively, which are included in liabilities subject to compromise and other payables to related parties, respectively, in the balance sheets.
The components of the provision for income taxes from continuing operations are as follows (in thousands):
	Year Ended December 31,
	2023	2022	2021
Current:
Federal	$—	$—	$17,232
State	290	21	3,624
Total current	290	21	20,856
Deferred:
Federal	—	2,181	(2,087)
State	—	457	(457)
Total deferred	—	2,638	(2,544)
Total income tax provision	$290	$2,659	$18,312
A reconciliation of the statutory U.S. federal rate to Celsius Mining’s effective tax rate is as follows:
	Year Ended December 31,
	2023	2022	2021
Statutory federal income tax rate	21.00%	21.00%	21.00%
State taxes, net of federal tax benefit	(3.87)%	3.57%	3.32%
Change in valuation allowance	(17.34)%	(25.18)%	0.00%
Effective tax rate	(0.21)%	(0.61)%	24.32%
The components of the net deferred tax (liabilities) assets as of December 31, 2023 and December 31, 2022 are follows (in thousands):
	December 31, 2023	December 31, 2022
Deferred tax assets:
Property and equipment, net	$54,986	$76,950
Net operating losses	40,254	16,894
Interest expense deferral	10,218	10,908
Professional fees and other bankruptcy related costs	29,222	7,762
Accrued expenses	—	137
Lease liability	57	66
Impairment of cryptocurrencies	163	11
Total deferred tax assets	134,900	112,728
Valuation allowance	(133,650)	(109,170)
Total net deferred tax assets	1,250	3,558
Deferred tax liabilities:
Prepaid expenses	(1,192)	(3,490)
Operating lease right-of-use asset	(58)	(68)
Total deferred tax liabilities	(1,250)	(3,558)
Deferred tax (liabilities) assets, net	$—	$—

As of December 31, 2023, Celsius Mining had federal and state net operating loss carryforwards of $172.4 million and $114.5 million, respectively. The federal net operating losses can be carried forward indefinitely and the state net operating loss begins to expire in tax year 2042. Utilization of the net operating losses may be subject to an annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended. Based on a cumulative history of US GAAP and taxable losses, Celsius Mining has recorded a valuation allowance against its deferred tax assets except to the extent they are utilizable against reversing deferred tax liabilities.
There are no material unrecognized tax benefits taken or expected to be taken in a tax return, in accordance with ASC 740, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements, that have been recorded on Celsius Mining’s financial statements for the years ended December 31, 2023, and December 31, 2022. Celsius Mining does not anticipate a material change to unrecognized tax benefits in the next twelve months.
Celsius Mining files tax returns as a component of Celsius US Holding as prescribed by the tax laws of the jurisdictions in which it operates on a calendar year basis. In the normal course of business, Celsius US Holding, of which Celsius Mining is a component, is subject to examination by federal and state jurisdictions, where applicable. There are currently no pending tax examinations. All of Celsius Mining’s tax years since inception remain open under applicable federal and state statutes of limitations. The resolution of tax matters is not expected to have a material effect on Celsius Mining’s financial statements.
As of December 31, 2023, Celsius Mining was subject to bankruptcy proceedings under Chapter 11 of the Bankruptcy Code. Given the approval of the Plan and potential cancellation of its debts, Celsius Mining may be required to reduce certain tax attributes and the corresponding deferred tax assets under the applicable provisions of the Internal Revenue Code. An equal and offsetting reduction to Celsius Mining’s valuation allowance would accompany any such reduction to deferred tax assets.
On January 31, 2024, upon consummation of the Plan, the tax payment obligations Celsius Mining had to Celsius US were cancelled and discharged in full as per the terms of the Plan.
Note 14.   Commitments and Contingencies
Commitments
Purchase agreements
In the normal course of business, Celsius Mining enters into non-cancelable purchase commitments with various parties for mainly purchases of mining equipment. As of December 31, 2023 and December 31, 2022, Celsius Mining had no outstanding non-cancelable purchase commitments.
Contingencies
Celsius Mining is subject to legal proceedings arising in the ordinary course of business. Celsius Mining accrues losses for a legal proceeding when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. However, the uncertainties inherent in legal proceedings make it difficult to reasonably estimate the costs and effects of resolving these matters. Accordingly, actual costs incurred may differ materially from amounts accrued and could materially adversely affect Celsius Mining’s business, cash flows, results of operations, financial condition, and prospects. Unless otherwise indicated, Celsius Mining is unable to estimate reasonably possible losses in excess of any amounts accrued.
Chapter 11 Cases
On July 13, 2022, Celsius Mining and certain of its affiliates filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. The Chapter 11 Cases are being jointly administered under the caption In re Celsius Network LLC, et al., Case No. 22-10964. For detailed discussion on the Chapter 11 Cases, refer to previous Notes.

Supplier Dispute
Between July and December 2022, Celsius Mining received components that were considered faulty and required substantial repairs. Celsius Mining is currently disputing the faulty components with the supplier and recoverability is unknown at this time.
Signature Bank Closure
On March 12, 2023, Signature Bank was closed by its state chartering authority, the New York State Department of Financial Services. On that same date the FDIC was appointed as receiver and transferred all the deposits and substantially all of the assets of Signature Bank to Signature Bridge Bank, N.A., a full-service bank that is operated by the FDIC. Celsius Mining automatically became a customer of Signature Bridge Bank, N.A. as part of this action. Celsius Mining held $36.7 million cash deposits at Signature Bridge Bank, N.A. as of March 12, 2023. Normal banking activities resumed on March 13, 2023, and Celsius Mining did not incur any losses as a result of the closure. On March 19, 2023, Signature Bridge Bank N.A. was acquired by New York Community Bancorp Inc., which is the parent of Celsius Mining’s current banking partner, Flagship Bank, N.A. Since this time, Celsius Mining has diversified the number and upgraded the quality of its banking counterparties.
State of New York Civil Lawsuit
On January 5, 2023, the New York Attorney General filed a civil lawsuit against the co-founder of the Ultimate Parent, Alexander Mashinsky, for allegedly defrauding investors who made deposits onto the Celsius Network platform. The lawsuit alleges Mr. Mashinsky made false and misleading statements to encourage investors to place billions of dollars in digital assets with the platform. The New York Attorney General is seeking damages, restitution, and disgorgement. Celsius Mining has not been named (and does not expect to the named) as a defendant in this lawsuit.
Federal Trade Commission Fine
On July 13, 2023, the Federal Trade Commission (the “FTC”) announced a settlement that creates a permanent injunction preventing the Ultimate Parent, various subsidiaries of the Ultimate Parent, and certain related individuals from, among other things, handling consumers’ assets. As a result of this settlement, a judgement in the amount of $4.7 billion in favor of the FTC was enrolled as a claim with the Bankruptcy Court in the Chapter 11 cases. Celsius Mining was a party to this settlement. However, as part of the Plan, and upon consummation of the Plan, Celsius Mining has no obligation to pay any portion of this judgment. In addition, Ionic Digital believes that the permanent injunction does not apply to it as a newly created entity.
Securities and Exchange Commission Litigation
On July 13, 2023, the Securities and Exchange Commission filed a civil complaint in the U.S. District Court for the Southern District of New York against Celsius UK and Alexander Mashinsky. The complaint charges violations of registration and anti-fraud provisions of the federal securities laws, including by failing to register the offers and sales its crypto lending product and the Earn Interest Program; making false and misleading statements to investors of the Earn Interest Program and its crypto asset security, CEL; and engaging in market manipulation as it relates to CEL. Celsius Mining has not been named (and does not expect to the named) as a defendant in this lawsuit.
Commodity Futures Trading Commission Complaint
On July 13, 2023, the Commodity Futures Trading Commission filed a civil complaint in the U.S. District Court for the Southern District of New York against Celsius Network and Alexander Mashinsky. The complaint charges fraud and material misrepresentations in connection with the operation of the Celsius Network platform, which allegedly falsely touted high profits and security to induce customers to deposit their digital asset commodities on the platform. Celsius Mining has not been named (and does not expect to the named) as a defendant in this lawsuit.

U.S Department of Justice Indictment
On July 13, 2023, prosecutors for the U.S. Attorney’s Office for the Southern District of New York (the “DOJ”) unsealed a criminal indictment charging Alexander Mashinsky and Roni Cohen-Pavon, the Chief Revenue Officer of Celsius Network, with securities fraud, commodities fraud, and wire fraud. The indictment alleges that those individuals defrauded customers by misleading them about the operations, success, and profitability of Celsius Network, along with investments made by utilizing customer funds. The indictment further charges these individuals with conspiracy, securities fraud, market manipulation, and wire fraud stemming from the alleged manipulation of the price of CEL token. Celsius Mining is not mentioned in the indictment. On June 29, 2023, Celsius Network, on behalf of itself and all of its affiliated debtors in the Chapter 11 (which includes Celsius Mining), entered into a Non-Prosecution Agreement with the DOJ in which, among other things, the DOJ agreed not to prosecute any of these legal entities (including Celsius Mining).
Crypto Mining Facilities
On February 23, 2022, Celsius Mining entered into a Co-Location Agreement with Luna Squares LLC, a subsidiary of Mawson Infrastructure Group., Inc., a bitcoin miner and public company listed on the NASDAQ (collectively, “Mawson”), under which Mawson hosted miners owned by Celsius Mining at a facility in Midland, Pennsylvania, owned and operated by Mawson. On August 23, 2023, the agreement expired in accordance with its terms. Following the expiration, Mawson failed to return Celsius Mining’s $15.3 million deposit. Celsius Mining initiated an adversary complaint against Mawson in the Bankruptcy Court to seek return of the deposit and other damages suffered by Celsius Mining due to breaches of contract. The adversary complaint remains pending in the Bankruptcy Court. As of December 31, 2023, Celsius Mining has recorded neither a contingent asset nor a contingent liability with regard to this matter.
On the basis of current information, Celsius Mining does not believe any material loss, if any, can be reasonably estimated from any claims, lawsuits and proceedings to which Celsius Mining is subject to either individually, or in the aggregate. Therefore, no contingent liabilities have been recorded by Celsius Mining as of December 31, 2023, in respect of the legal proceedings above.
Note 15.   Subsequent Events
Celsius Mining has completed an evaluation of all subsequent events after the balance sheet date up to April 30, 2024, the date that the financial statements were available to be issued. Except as described above and below, Celsius Mining has concluded no other subsequent events have occurred that require disclosure.
Notice of Occurrence of Effective Date of Debtors’ Modified Chapter 11 Plan of Reorganization and Commencement of Distributions
On January 31, 2024, the Bankruptcy Court published a notice of effectiveness of the Plan and a notice that all of the conditions precedent to the consummation of the Plan enumerated in Article X of the Plan have been satisfied or waived in accordance with the Plan.
Under the terms of the Plan, effective as of January 31, 2024, Ionic Digital entered into a Master Conveyance Agreement (the “MCA”), filed as an exhibit to Amendment No. 1 to Ionic Digital’s Form 10 dated April 30, 2024 (the “Registration Statement”), with Celsius Mining. The MCA documents the assignment from Celsius Mining to Ionic Digital of: (a) Celsius Mining’s bitcoin mining assets (and the books and records related thereto); (b) $195 million in cash; (c) $29 million in prepaid capital investments related to Cedarvale; (d) $2 million in credits with manufacturers of miners, available until their expiration to purchase additional new or used miners from those vendors; and (e) 540 bitcoin (valued on January 31, 2024 at $23 million). The bitcoin mining assets conveyed to Ionic Digital under the MCA includes the miners and real property described as “Ionic (owned) and Ionic (leased)” in the tables in the section “Ionic Digital’s Bitcoin Mining Operations — Bitcoin Mining” in Item 1 of the Registration Statement. No cash consideration was paid from Ionic Digital to Celsius Mining for any of the assets described above. However, Ionic Digital issued 37 million shares of Ionic Digital Class A common stock to the former creditors of the Debtors.

In addition, as of January 31, 2024, Ionic Digital entered into the Mining Management Services Agreement (the “Mining MSA”) with Hut 8, a copy of which is filed as an exhibit to the Registration Statement. The Mining MSA provides that Hut 8 will manage, supervise, and oversee the bitcoin mining business operations of Ionic Digital and its subsidiaries under Ionic Digital’s direction and supervision. Under the Mining MSA, Hut 8 will also complete and deliver certain related projects, upon Ionic Digital’s approval of the required funding, including building and energizing up to 100 additional MW of bitcoin mining facilities within 12 months of the Plan Effective Date at a capped construction cost of $395,000 per MW. The capped construction cost will also apply to up to 300 MW of additional developments for medium voltage to plug ready infrastructure for a period after 24 months from the Plan Effective Date to the end of the term of the Mining MSA, subject to certain specified cost adjustments.
The Mining MSA provides for an initial term of four years and may be extended for an additional year at the discretion of the Board of Directors of Ionic Digital or automatically extends for an additional year should the Ionic Digital’s EH/s equal to or be greater than 23 EH/s at any point on or prior to the third anniversary of the Mining MSA. Under the terms of the Mining MSA, Hut 8 will receive an annual management fee of $20.4 million, subject to certain project related adjustments and a consumer price index (“CPI”) adjustment during the one-year extension period. Additionally, Ionic Digital shall reimburse Hut 8 for certain related expenses under and consistent with a budget approved by the Board of Directors of Ionic Digital or otherwise approved by the Board of Directors of Ionic Digital. The Mining MSA is subject to customary representations and warranties by both parties, and each of Hut 8 and Ionic Digital has agreed to indemnify the other for certain losses, subject to customary exclusions. Additionally, the Mining MSA provides that, subject to certain conditions, Hut 8 will not be liable for or responsible to Ionic Digital if certain enumerated events outside of Hut 8’s control occur, but if such event lasts for more than 180 days and results in miners and/or infrastructure under management by Hut 8 diminishing in capacity to an aggregate name capacity (in MW) below 200 MW, the mining management fee due to Hut 8 will be proportionately reduced. Furthermore, the Mining MSA provides that it may be terminated by mutual agreement, by Ionic Digital for cause or in certain circumstances, or by Hut 8 for cause.
In addition, effective as of January 31, 2024, Ionic Digital entered into a contribution agreement (the “Contribution Agreement”) with Hut 8, a copy of which is filed as an exhibit to the Registration Statement. The Contribution Agreement provides that Hut 8 will purchase from Ionic Digital, for an aggregate purchase price of $6,378,000 (the “Initial Plan Sponsor Investment”), the number of shares of Ionic Digital Class A common stock (the “Initial Plan Sponsor Shares”) equal to the product of: (a) (i) the sum of all outstanding shares of Ionic Digital Class A common stock issued or anticipated to be issued at the Plan Effective Date plus (ii) the number of shares of Ionic Digital Class A common stock reserved for issuance in accordance with the Plan or subject to holdbacks as of the Plan Effective Date plus (iii) the number of shares of Ionic Digital Class A common stock reserved for issuance in accordance with any equity incentive plan approved or contemplated under the Plan or approved by the Board of Directors of Ionic Digital at the Plan Effective Date and (b) a fraction, the numerator of which is the Initial Plan Sponsor Investment and the denominator of which is the Company Net Asset Value (as defined in the Contribution Agreement). If the Mining MSA is not terminated by Ionic Digital pursuant to Section 1(b)(ii) thereof on or before June 1, 2024, then Hut 8 will purchase from Ionic Digital, for an aggregate purchase price of $6,378,000, an additional number of shares of Common Stock equal to the product of: the number of the Effective Date Shares (as adjusted to take into account any stock split, reverse stock split or share consolidation, stock dividend or similar event effected by Ionic Digital with respect to the Common Stock) multiplied by a fraction, the numerator of which is $6,378,000, and the denominator of which is the Company Net Asset Value. If the Mining MSA is extended beyond its initial term, then Hut 8 has agreed to purchase additional shares of Ionic Digital Class A common stock at a price determined utilizing the Company Net Asset Value for an aggregate purchase price of approximately $3,189,000 for year five, subject to a maximum purchase price of $15,945,000 in the aggregate (inclusive of the Initial Plan Sponsor Investment, subsequent investments pursuant to the Contribution Agreement, and any additional stock purchases made pursuant to an extension of the Mining MSA). The Initial Plan Sponsor Shares plus any additional shares purchased after the Initial Plan Sponsor Investment are referred to collectively as the “Plan Sponsor Shares.”
The Contribution Agreement is subject to customary representations and warranties. From the effective date of the Contribution Agreement through the second anniversary thereof (the “Lock-up Period”), Hut 8 will not, without Ionic Digital’s prior written consent, either directly or indirectly: (i) offer, sell, contract to sell, hypothecate or pledge, grant any option to purchase or otherwise dispose of, make any short sale or otherwise transfer or dispose of, directly or indirectly, the Initial Plan Sponsor Shares; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Initial Plan Sponsor Shares, subject to certain customary exclusions. During the last year of the Lock-Up Period, if the trading price of Ionic Digital Class A common stock is equal to or greater than 150% of the NAV per Share (as defined in the Contribution Agreement), Hut 8 may sell up to 30% of the Initial Plan Sponsor Shares, and if the trading price of Ionic Digital Class A common stock is equal to or greater than 200% of the NAV per Share, Hut 8 may sell up to 60% of the Initial Plan Sponsor Shares.
Under the terms of the Contribution Agreement, Hut 8 has agreed to vote all Plan Sponsor Shares owned by Hut 8 as of the relevant record date in accordance with the recommendations of the Board of Directors of Ionic Digital at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. The Plan Sponsor Shares are also subject to the terms of the Registration Rights Agreement (as defined below) described below.
Pursuant to the Contribution Agreement, on January 31, 2024, Hut 8 made an initial investment into Ionic Digital by purchasing 374,261 shares of Ionic Digital Class A common stock for $6,378,000 cash (at $17.00 per share).
In addition, effective as of January 31, 2024, Ionic Digital entered into a restricted stock agreement (the “Restricted Stock Agreement”) with Hut 8, a copy of which is filed as an exhibit to the Registration Statement. Among other things, the Restricted Stock Agreement provides that Hut 8 will receive 670,801 shares of Ionic Digital Class A common stock (the “RSPA Shares”) (representing 1.59405% of the Class A common stock on a fully-diluted basis) as partial consideration for entering into the MSA on the Plan Effective Date. The RSPA Shares will vest in equal proportions on the anniversary of the effective date of the Mining MSA in accordance with the vesting schedule set forth in the Restricted Stock Agreement. All unvested RSPA shares will be cancelled immediately if the Mining MSA is terminated by mutual agreement, by Ionic Digital for cause, or if the Mining MSA is not extended beyond its initial four-year term; all unvested RSPA Shares will vest immediately if the Mining MSA is terminated for reasons other than the specified conditions.
Under the terms of the Restricted Stock Agreement, Hut 8 has agreed to vote all RSPA Shares owned by Hut 8 as of the relevant record date in accordance with the recommendations of the Board of Directors of Ionic Digital at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. Hut 8 also has agreed not to sell, assign, transfer, pledge, hypothecate or otherwise dispose of any unvested RSPA Shares without Ionic Digital’s written consent, except for dispositions between Hut 8 and its affiliates. The RSPA Shares are also subject to the terms of the Registration Rights Agreement (as defined below) described below.
In addition, effective as of January 31, 2024, Ionic Digital entered into five separate (but substantively identical) warrant agreements with Hut 8 (the “Warrant Agreements”). A copy of the form of warrant agreement is filed as an exhibit to the Registration Statement. Among other things, each of the Warrant Agreements provides that Hut 8 is entitled to purchase from Ionic Digital a number of shares of Ionic Digital Class A common stock equal to (a) 0.31881% of the number of shares of Ionic Digital Class A common stock outstanding minus (b) the aggregate number of shares of Ionic Digital Class A common stock previously issued as a result of any partial exercise of the warrant at the exercise price for each warrant determined on its annual vesting date and subject to the terms, conditions, and adjustments set forth in the Warrant Agreements. The Warrant Agreements have exercise periods commencing on the first, second, third, and fourth anniversary of the Plan Effective Date, and, if the Mining MSA is extended beyond its initial four-year term, the fifth anniversary of the Plan Effective Date. All unvested warrants will be cancelled immediately if the Mining MSA is terminated according to certain of its conditions or not extended beyond its initial four-year term; all unvested warrants will vest immediately if the Mining MSA is terminated other than according to certain of its conditions. Under the terms of the Warrant Agreements, Hut 8 has agreed to vote all shares of Class A common stock issued upon the exercise of the warrants (the “Warrant Shares”) owned by Hut 8 as of the relevant record date in accordance with the recommendations of the Board of Directors of Ionic Digital at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect. The Warrant Shares are also subject to the terms of the Registration Rights Agreement (as defined below) described below.

In addition, effective as of January 31, 2024, Ionic Digital entered into an Investors’ and Registration Rights Agreement (the “Registration Rights Agreement”) with Hut 8, a copy of which is filed as an exhibit to the Registration Statement. Pursuant to the terms of the Registration Rights Agreement, holders of at least $7,500,000 based on the VWAP (as defined in the Registration Rights Agreement) or (ii) represent at least 15% of the Registrable Securities eligible for registration of Ionic Digital Class A common stock will be entitled to require Ionic Digital to register the Class A common stock owned by them for public resale in the United States.
Among other things, the Registration Rights Agreement provides that Hut 8 can require Ionic Digital to, pursuant to the terms of and subject to the limitations contained in the Registration Rights Agreement, prepare and file with the SEC a registration statement registering the offering and sale of the Registrable Securities (as such term is defined in the Registration Rights Agreement) held by Hut 8 and the other holders of Registrable Securities, provided that (i) such Registrable Securities have an aggregate value of at least $7,500,000 based on the VWAP (as defined in the Registration Rights Agreement) or (ii) represent at least 15% of the Registrable Securities eligible for registration. The registration rights are subject to the other limitations contained in the Registration Rights Agreement, including without limitation, that such registration rights are limited to four Demand Registrations (as such term is defined in the Registration Rights Agreement). Additionally, subject to certain customary restrictions, if Ionic Digital proposes to file a registration statement under the Securities Act with respect to an offering of Class A common stock by Ionic Digital, Ionic Digital shall use commercially reasonable efforts to include in such registration statement the Registrable Securities for which Ionic Digital has received written requests for inclusion therein.
Under the terms of the Registration Rights Agreement, Hut 8 has agreed to vote all Covered Shares (as such term is defined in the Registration Rights Agreement) owned by Hut 8 as of the relevant record date in accordance with the recommendations of the Board of Directors of Ionic Digital at any meeting of stockholders and in connection with any written consent of stockholders for so long as the Mining MSA is in effect.

(b)
Exhibits

Number	Description
2.1	Master Conveyance Agreement. dated effective January 31, 2024, between Celsius Mining LLC, Ionic Digital Treasury Inc. and Ionic Digital Inc.
3.1	Amended and Restated Certificate of Incorporation of Ionic Digital Inc.
3.2	Amended and Restated Bylaws of Ionic Digital Inc.
4.1	Form of Certificate of Class B common stock of Ionic Digital Inc.
4.2	Form of Warrant Agreement between Ionic Digital Inc. and U.S. Data Management Group, LLC
4.3	Restricted Stock Agreement, dated as of January 31, 2024, between Ionic Digital Inc. and U.S. Data Management Group, LLC
4.4	Investors’ and Registration Rights Agreement, dated as of January 31, 2024, between Ionic Digital Inc. and U.S. Data Management Group, LLC
10.1	Management Services Agreement, dated as of January 31, 2024, between Ionic Digital Inc. and U.S. Data Management Group, LLC
10.2	Plan Sponsor Contribution Agreement, dated as of January 31, 2024, between Ionic Digital Inc. and U.S. Data Management Group, LLC
10.3	Form of Indemnification Agreement of Ionic Digital Inc.
10.4	Ionic Digital Inc. Omnibus Incentive Plan
10.5	Offer Letter, dated as of February 14, 2024, between Ionic Digital Inc. and Matt Prusak
10.6	PPM EMSA Agreement with Priority Power Management*
10.7	PPM Energy Management Agreement with Priority Power Management*
10.8	Amendment to PPM Energy Management Agreement with Priority Power Management*
10.9	PPM Assignment Agreement*
10.8	GXD Hosting Agreement with Global[X]Digital, LLC*
10.9	EZ Blockchain Hosting Agreement with EZ Blockchain Services*
10.10	Hut 8 Hosting Agreement with USMIO Alpha LLC*
21.1	List of subsidiaries of Ionic Digital
99.1	Code of Ethics*
99.2	Audit Committee Charter*

*
To be filed by amendment

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.
IONIC DIGITAL INC.
Date: April 30, 2024	By: /s/ Matt Prusak Name: Matt Prusak Title: Chief Executive Officer